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Exhibit 99.2

ARRANGEMENT
involving
FAIRMONT HOTELS & RESORTS INC.
and
3128012 Nova Scotia Limited,
a corporation owned by affiliates of
Kingdom Hotels International
and
Colony Capital, LLC

SPECIAL MEETING OF SHAREHOLDERS
OF FAIRMONT HOTELS & RESORTS INC.
TO BE HELD ON APRIL 18, 2006

NOTICE OF SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

MARCH 16, 2006

These materials are important and require your immediate attention. They require Fairmont Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Fairmont Shares, please contact Georgeson Shareholder Communications Canada Inc., toll-free at 1-866-443-3002.

March 16, 2006
Dear Shareholders:

        The Board of Directors cordially invites you to attend the Special Meeting of Shareholders of Fairmont Hotels & Resorts Inc. to be held commencing at 10:00 a.m. (Toronto time) on Tuesday, April 18, 2006 in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario.

        At the meeting, Shareholders will be asked to approve, among other things, a statutory arrangement pursuant to Section 192 of the Canada Business Corporations Act involving the acquisition by 3128012 Nova Scotia Limited, a corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC, of all of the outstanding common shares of Fairmont. Under the arrangement, Fairmont Shareholders will receive US$45.00 in cash for each of their Fairmont common shares.

        The Board of Directors of Fairmont, based in part on the unanimous recommendation of the Special Committee of the Board of Directors, has unanimously approved the arrangement and has determined that the arrangement is fair to Fairmont's Shareholders (other than 3128012 Nova Scotia Limited and its affiliates) and that it is in the best interests of Fairmont and its Shareholders. The Special Committee was established to consider the partial take-over bid for Fairmont made by entities controlled by Mr. Carl Icahn in December 2005 as well as to consider alternatives to that bid. The recommendation of the Special Committee and the Board of Directors is based on various factors, including the opinions of UBS Securities LLC, Avington International and Scotia Capital Inc., independent financial advisors to the Special Committee and the Board of Directors, that state that the consideration to be received by Fairmont Shareholders (other than 3128012 Nova Scotia Limited and its affiliates) pursuant to the arrangement is fair, from a financial point of view to such Shareholders. Copies of the UBS Securities, Avington International and Scotia Capital opinions are included as Appendices C, D and E, respectively, to the Management Information Circular accompanying this letter. Each Director of Fairmont intends to vote his or her Fairmont shares in favor of the arrangement.

        To be effective, the arrangement must be approved by a resolution passed by at least two-thirds of the votes cast at the Special Meeting. The arrangement is also subject to certain usual and customary conditions and the approval of the Ontario Superior Court of Justice. The Board of Directors unanimously recommends that Fairmont Shareholders vote FOR the resolution approving the arrangement.

        The accompanying Notice of Meeting and Management Information Circular provide a full description of the arrangement and include certain additional information to assist you in considering how to vote on the arrangement. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal or other professional advisor.

        Your vote is important regardless of the number of Fairmont common shares you own. If you are unable to be present at the meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed Letter of Transmittal so that, if the proposed arrangement is approved, payment for your shares can be sent to you as soon as possible following the implementation of the arrangement.

        Subject to obtaining court approval and satisfying other usual and customary conditions, if Fairmont Shareholders approve the arrangement, it is anticipated that the arrangement will be completed in early May 2006.

        If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., toll-free at 1-866-443-3002.

        On behalf of Fairmont, we would like to thank all Shareholders for their ongoing support as we prepare to take part in this important event in Fairmont's history.

Yours very truly,

Peter C. Godsoe Chairman of the Board of Directors

William R. Fatt Chief Executive Officer and Director

FAIRMONT HOTELS & RESORTS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of Fairmont Hotels & Resorts Inc. (the "Corporation") will be held commencing at 10:00 a.m. (Toronto time) on Tuesday, April 18, 2006 in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated March 16, 2006 (the "Interim Order") and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Corporation, its shareholders and 3128012 Nova Scotia Limited (the "Purchaser"), a corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC, involving, among other things, the acquisition by the Purchaser of all of the outstanding common shares of Fairmont (the "Fairmont Shares") for US$45.00 in cash for each Fairmont Share, all as more particularly described in the accompanying management information circular of the Corporation (the "Circular"); and

2.
to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The Board of Directors of the Corporation, as authorized by the Interim Order, has fixed the close of business on March 13, 2006 as the record date for determining shareholders of the Corporation who are entitled to receive notice of and vote at the Meeting.

        The Arrangement and the Arrangement Resolution are described in the Circular and the full text of the Arrangement Resolution is set out in Appendix A to the Circular. The Circular, a form of proxy and a Letter of Transmittal accompany this Notice of Meeting.

        Registered shareholders of the Corporation unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) before 5:00 p.m. (Toronto time) on April 17, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the business day before the date of the reconvened Meeting. Registered shareholders of the Corporation may also vote by telephone or over the internet. Complete instructions on how to vote by telephone or over the internet are described in the Circular. Non-registered, beneficial shareholders of the Corporation must seek instructions on how to complete their form of proxy and vote their shares from their broker, trustee, financial institution or other nominee.

        Pursuant to the Interim Order, registered holders of Fairmont Shares have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Fairmont Shares. This right is described in the Circular. The dissent procedures require that a registered holder of Fairmont Shares who wishes to dissent must send to Fairmont (i) at Canadian Pacific Tower, Suite 1600, P.O. Box 40, Toronto Dominion Centre 100 Wellington Street West, Toronto, ON M5K 1B7 (Attention: Corporate Secretary) or (ii) by facsimile transmission to 1-416-874-2853 (Attention: Corporate Secretary) to be received not later than 5:00 p.m. (Toronto time) on April 17, 2006 (or 5:00 p.m. (Toronto time) on the day which is one business day immediately preceding any adjourned or postponed Meeting), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent. See the section entitled "Dissenting Shareholders' Rights" in the Circular and Appendix I to the Circular. Beneficial owners of Fairmont Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of Fairmont Shares are entitled to dissent.

Dated at Toronto, Ontario on March 16, 2006.

By Order of the Board of Directors,

Stuart M. Miller Executive Director, Corporate Services and Compliance and Corporate Secretary

i

FAIRMONT HOTELS & RESORTS INC.

MANAGEMENT INFORMATION CIRCULAR

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Fairmont Hotels & Resorts Inc. (the "Corporation" or "Fairmont"). The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on pages 57 to 63 of this Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        Fairmont is a corporation existing under the laws of Canada. The solicitation of proxies and the transaction contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Fairmont or this solicitation and therefore this solicitation is not being effected in accordance with U.S. securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to U.S. corporations.

        The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Fairmont exists under the laws of Canada and the Purchaser exists under the laws of the Province of Nova Scotia, that some or all of their respective officers and directors are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its Affiliates to subject themselves to a judgment by a U.S. court.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Certain information concerning tax consequences of the Arrangement for Shareholders who are United States taxpayers is set forth in "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada" and "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations". Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein.

CURRENCY

        All currency amounts referred to in this Circular are expressed in United States dollars, unless otherwise indicated. On March 16, 2006, the Bank of Canada noon exchange rate was $0.8668 for C$1.00.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

        This Circular contains forward-looking information based on the best estimates of Fairmont of the current operating environment. These forward-looking statements are related to, but not limited to, Fairmont's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "guidance," "judgement" or similar words suggesting future outcomes. There is significant risk that Fairmont's predictions and other forward-looking statements will not prove to be accurate. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 12 of Fairmont's Annual Information Form dated March 10, 2006 in the section entitled "Risks and Uncertainties". Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by Fairmont. By its nature, Fairmont's forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: adverse factors generally encountered in the lodging industry; the risks associated with global events including war, terrorism, international conflicts and contagious illness outbreaks; the seasonality of Fairmont's business and operations; the risks associated with real estate investments; failure to obtain new or maintain existing management contracts; Fairmont's acquisition, expansion and development strategy being less successful than expected; Fairmont's ability to obtain capital to finance the growth of its business; debt financing risks; potential covenants in Fairmont's financing agreements limiting its discretion; the risks associated with potential liabilities arising from future claims against Fairmont; liquidity limitations; currency fluctuations; significant regulation of the lodging industry; the risks associated with environmental regulation; the impact of extreme weather conditions and natural disasters; significant competition; the potential negative effects of strikes and work stoppages; the risks associated with Fairmont's internal control over financial reporting being considered ineffective by regulatory authorities; vacation ownership is subject to extensive regulation; and the inability of Fairmont to assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws. In addition to other factors and matters contained or incorporated in this document, Fairmont believes the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: failure to satisfy the conditions to complete the Arrangement, including the receipt of the required shareholder, court or regulatory approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the Acquisition Agreement; the failure of the Arrangement to close for any other reason; and the amount of the costs, fees, expenses and charges relating to the Arrangement. Fairmont disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONTAINED IN THIS CIRCULAR

        No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Fairmont or the Purchaser.

        This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

        Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

        The following is a summary of the contents of this Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices and documents incorporated by reference herein. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms found on page 57 to 63.

Meeting of Shareholders

        The Meeting will be held on Tuesday, April 18, 2006, at 10:00 a.m. (Toronto time) in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario.

        At the Meeting, Fairmont Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution.

        Shareholders of record at the close of business on March 13, 2006 will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof.

The Arrangement

        If the Arrangement Resolution is approved by two-thirds of the votes cast by the Shareholders at the Meeting and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court approved plan of arrangement under the CBCA. Pursuant to the Arrangement, among other things, (a) the Fairmont Shares will be transferred by the Shareholders to the Purchaser for $45.00 per Fairmont Share, and (b) the Fairmont Options will be transferred by the holders thereof to Fairmont in exchange for a cash amount, if positive, equal to (i) the product of the number of Fairmont Shares underlying Fairmont Options held by such holder and $45.00 less (ii) the aggregate exercise price payable under such Fairmont Options by the holder to acquire the Fairmont Shares underlying such Fairmont Options. See "The Arrangement — Arrangement Mechanics".

        In addition, the Arrangement will constitute a "Reorganization" and a "Designated Event" under the terms of the Fairmont Convertible Note Indenture. As a result, holders may, subject to the terms of the Fairmont Convertible Note Indenture, convert Fairmont Convertible Notes commencing with the 15th day prior to the Closing Date. Following the Effective Time and so long as the Fairmont Convertible Notes are convertible, Fairmont will be entitled to satisfy any conversion of the Fairmont Convertible Notes by way of a cash payment in the amount of $1,192.68 for each $1,000 principal amount of Fairmont Convertible Notes (assuming a Conversion Rate of 26.5041 Fairmont Shares per $1,000 principal amount of Convertible Notes). In addition, the Fairmont Convertible Note Indenture provides that within 30 business days following the Closing Date, Fairmont will be required to make an offer to purchase the outstanding Fairmont Convertible Notes at a purchase price of $1,000 for each $1,000 principal amount of Fairmont Convertible Notes plus accrued interest to the date of purchase.

        The Purchaser has informed Fairmont that it is considering making an offer, directly or indirectly through a subsidiary, to purchase the outstanding Fairmont Convertible Notes prior to the Effective Time. The terms of any such offer have not yet been finalized, and will be determined by the Purchaser in the event that it decides to proceed with the offer. If the Purchaser proceeds with the offer, subject to the receipt of certain regulatory relief from Canadian securities regulatory authorities, the Fairmont Convertible Notes owned by the Purchaser and its subsidiaries will be transferred to Fairmont for cancellation on the Closing Date. See "Principal Legal Matters — Convertible Note Indenture".

        As at the close of business on March 13, 2006, there were outstanding 72,345,487 Fairmont Shares and Fairmont Options to purchase an aggregate of 3,179,671 Fairmont Shares. An aggregate of up to 7,156,107 Fairmont Shares are issuable upon the conversion of the Fairmont Convertible Notes.

Reasons for the Arrangement

        The Special Committee and the Board considered a number of factors in concluding that the Arrangement is in the best interests of Fairmont and its Shareholders, including:

  (a)
  the consideration to be received by Shareholders for each Fairmont Share under the Arrangement exceeds the highest price at which the Fairmont Shares had previously traded and represents a significant premium to the historical trading prices of Fairmont Shares, including a premium of approximately 28% over $35.13 per share, being the closing trading price of the Fairmont Shares on the NYSE on November 4, 2005, the last trading day on the NYSE prior to the public announcement of Mr. Carl Icahn's interest in Fairmont;

  (b)
  the Arrangement is the result of an active and extensive process to solicit proposals to acquire Fairmont from a number of potentially interested third parties;

  (c)
  the UBS Securities Fairness Opinion, the Avington International Fairness Opinion and the Scotia Capital Fairness Opinion (collectively, the "Fairness Opinions"), which were rendered to the Board and the Special Committee, to the effect that as of the dates of the opinions, subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders (other than the Purchaser and its Affiliates) under the Arrangement is fair, from a financial point of view, to such Shareholders. See "The Arrangement — Fairness Opinions";

  (d)
  the Arrangement consideration is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of the consideration in non-cash consideration;

  (e)
  the careful review by the Special Committee of other strategic alternatives to maximize shareholder value, and the Special Committee's and the Board's belief that the Arrangement was the most favorable alternative available at the time the Acquisition Agreement was entered into;

  (f)
  the risks to Fairmont (many of which are beyond Fairmont's control) associated with achieving its long-term plans, including risks relating to its ability to compete against private equity competitors who benefit from a more favorable cost of capital;

  (g)
  the fact that the Purchaser's obligations are not subject to a financing condition, and the fact that the Debt Commitment Letter (which has been superceded by the Citibank Debt Commitment Letter) and the Equity Commitment Letter, which contained only limited customary conditions should, subject to the terms thereof, provide the Purchaser with sufficient resources to finance the transactions contemplated herein;

  (h)
  the terms and conditions of the Acquisition Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided Fairmont complies with the terms of the Acquisition Agreement (including the payment of the Termination Fee in certain circumstances), preclude the Board from considering and acting on a Superior Proposal;

  (i)
  the terms and conditions of the Acquisition Agreement, including Fairmont's and the Purchaser's representations, warranties and covenants, and the conditions to their respective obligations, are, in the judgment of Fairmont and its advisors, reasonable and were the product of extensive negotiations between the Special Committee and its advisors and the Purchaser and its advisors;

  (j)
  the Board's comfort, based on factors including its familiarity with the shareholders of the Purchaser and their financial position, as to the Purchaser's commitment and ability to close the transaction contemplated by the Arrangement;

  (k)
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

  (l)
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

  (m)
  the availability of Dissent Rights.

        The Special Committee and the Board also considered a number of potential risks relating to the Arrangement, including:

  (a)
  the risks to Fairmont if the Arrangement is not completed, including the costs to Fairmont in pursuing the Arrangement and the diversion of management attention away from the conduct of Fairmont's business in the ordinary course;

  (b)
  the fact that, following the Arrangement, Fairmont will no longer exist as an independent public company and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of Fairmont's long-term plans;

  (c)
  the conditions to the Purchaser's obligation to complete the Arrangement and the right of the Purchaser to terminate the Acquisition Agreement under certain limited circumstances;

  (d)
  the Purchaser is a newly-formed entity and its shareholders' obligation to guarantee its performance under the Arrangement is limited to $75 million in the aggregate;

  (e)
  the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration in the Arrangement; and

  (f)
  the limitations contained in the Acquisition Agreement on Fairmont's ability to solicit additional interest from third parties, as well as the fact that if the Acquisition Agreement is terminated under certain circumstances, Fairmont must pay a $115 million Termination Fee to the Purchaser and that, under certain circumstances, Fairmont must reimburse the Purchaser for certain expenses, as described in "Other Terms of the Acquisition Agreement — Termination Fee" and "Other Terms of the Acquisition Agreement — Reimbursement of Expenses".

        See "The Arrangement — Reasons for the Arrangement".

Recommendation of the Special Committee

        The Board established the Special Committee to explore alternatives to the Icahn Offer, including the Arrangement. The Special Committee has unanimously determined that the Arrangement is fair to Shareholders (other than the Purchaser and its Affiliates) and in the best interests of Fairmont and such Shareholders and unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favor of the Arrangement. See "The Arrangement — Recommendation of the Special Committee".

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to Shareholders (other than the Purchaser and its Affiliates) and is in the best interests of Fairmont and such Shareholders. Accordingly, the Board has approved the Arrangement and unanimously recommends that Shareholders vote in favor of the Arrangement Resolution. See "The Arrangement — Recommendation of the Board".

UBS Securities, Avington International and Scotia Capital Fairness Opinions

        UBS Securities, Avington International and Scotia Capital (collectively, the "Financial Advisors") have delivered fairness opinions to the Board and the Special Committee to the effect that, subject to the limitations and assumptions set forth therein, the consideration to be received by the Shareholders (other than the Purchaser and its Affiliates) under the Arrangement is fair, from a financial point of view, to such Shareholders.

        The full text of the Fairness Opinions, which set forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by UBS Securities, Avington International and Scotia Capital in rendering their respective opinions, are attached as Appendices C, D and E, respectively, to this Circular. Shareholders are urged to read the opinions in their entirety. The summaries of the Fairness Opinions described in this Circular are qualified by reference to the full text of such opinions. UBS Securities, Avington International and Scotia Capital provided their opinions for the benefit of the Board and the Special Committee in connection with their consideration of the Arrangement. None of the Fairness Opinions is a recommendation as to how Shareholders should vote or act with respect to the Arrangement. See "The Arrangement — Fairness Opinions".

Required Shareholder Approval

        The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting in order for Fairmont to seek the Final Order and implement the Arrangement on the Closing Date in accordance with the Final Order. See "The Arrangement — Required Shareholder Approval".

Arrangement Mechanics

        Pursuant to the Arrangement, on the Closing Date, the following transactions, among others, will occur in the order set out in the Plan of Arrangement:

  •
  the Purchaser shall be deemed, subject to having obtained any necessary regulatory relief, to have entered into an agreement with Fairmont pursuant to which the Purchaser shall transfer or cause to be transferred to Fairmont those Fairmont Convertible Notes then owned by it or any of its subsidiaries and acquired pursuant to an offer made to all holders of Fairmont Convertible Notes at the same price per Fairmont Convertible Note as the Purchaser or any of its subsidiaries paid for the Fairmont Convertible Notes (the "Purchase Amount"), and the Fairmont Convertible Notes that are thereby transferred to Fairmont shall be immediately thereafter cancelled, in each case without further act or formality. Fairmont may, in full and absolute satisfaction of the Purchase Amount, pay the Purchase Amount in cash or through the issuance of a demand promissory note;

  •
  the Shareholder Rights Plan will be cancelled;

  •
  all of the Fairmont Options granted and outstanding immediately prior to the Effective Time will, without any further action on behalf of any holder of Fairmont Options, be transferred by the holders thereof to Fairmont without any act or formality on its or their part in exchange for a cash amount, if positive, equal to (a) the product of the number of Fairmont Shares underlying Fairmont Options held by the holder and $45.00 less (b) the aggregate exercise price payable under such Fairmont Options by the holder to acquire the Fairmont Shares underlying such Fairmont Options (converted at the Exchange Rate for U.S. dollars);

  •
  with respect to each Fairmont Option, the holder of such Fairmont Option will cease to be the holder of such Fairmont Option and the holder's name will be removed from the registers of Fairmont Options with respect to such Fairmont Option as the holder thereof;

  •
  the Fairmont Stock Option Plans will be cancelled;

  •
  all Fairmont Shares held by holders who have exercised Dissent Rights with respect to Fairmont Shares which remain valid immediately before the Effective Time will be deemed to have been transferred to the Purchaser and will be cancelled and cease to be outstanding and such holders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Fairmont Shares;

  •
  all Fairmont Shares outstanding immediately prior to the Effective Time held by Shareholders, other than (a) Fairmont Shares held by a Shareholder who has exercised its Dissent Rights and is entitled to be paid the fair value of its Fairmont Shares, and (b) certain or all Fairmont Shares held by Kingdom, will be transferred by the Shareholders to the Purchaser for $45.00 in cash per Fairmont Share;

  •
  with respect to each Fairmont Share transferred to the Purchaser described above: (a) the holder of each such Fairmont Share will cease to be the holder of such Fairmont Share and such holder's name will be removed from the register of Fairmont Shares with respect to such Fairmont Share; and (b) the Purchaser will be deemed to be the transferee of such Fairmont Share and will be entered in the register of Fairmont Shares as the holder thereof;

  •
  all outstanding Fairmont Shares held by Kingdom shall be transferred by the holder thereof, directly or indirectly, to an affiliate of the Purchaser (free and clear of any Liens);

  •
  with respect to each Fairmont Share transferred to an affiliate of the Purchaser described above: (a) the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Share; and (b) an affiliate of the Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof;

  •
  all outstanding Purchaser Shares held by Kingdom and Colony shall be transferred by the holder thereof to an affiliate of the Purchaser;

  •
  with respect to each Purchaser Share transferred to an affiliate of the Purchaser as described above: (a) the holder of each such Purchaser Share shall cease to be the holder of such Purchaser Share and such holder's name shall be removed from the register of Purchaser Shares with respect to such Purchaser Share; and (b) an affiliate of the Purchaser shall be deemed to be the transferee of such Purchaser Share and shall be entered in the register of Purchaser Shares as the holder thereof;

  •
  all outstanding Fairmont Shares held by an affiliate of the Purchaser (that were acquired as described above) shall be transferred by the holder thereof, directly or indirectly to the Purchaser (free and clear of any Liens);

  •
  with respect to each Fairmont Share transferred to the Purchaser described above: (a) the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Share; and (b) the Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof;

  •
  notwithstanding the terms of the DSU Plan, all Fairmont DSUs will be cancelled and terminated by Fairmont and each holder thereof will be entitled to receive from Fairmont, in exchange therefor, $45.00 in cash per Fairmont DSU;

  •
  with respect to each Fairmont DSU, the holder of such Fairmont DSU will cease to be the holder of such Fairmont DSU and the holder's name will be removed from the register of Fairmont DSUs with respect to such Fairmont DSUs as the holder thereof as at the Effective Time; and

  •
  the DSU Plan will be cancelled.

        See "The Arrangement — Arrangement Mechanics".

        In order to receive the above cash consideration for the Fairmont Shares, a Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein.

Sources of Funds for the Arrangement

        Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $4.0 billion, including transaction costs, is expected to be paid to refinance outstanding Fairmont indebtedness (including the outstanding Fairmont Convertible Notes), acquire all of the Fairmont Shares (assuming no Shareholders exercise their Dissent Rights) and Fairmont Options and satisfy all outstanding Fairmont DSUs. The Purchaser intends to finance the amounts payable from a variety of sources, including a bank facility in an aggregate amount of $2.675 billion. See "The Arrangement — Sources of Funds for the Arrangement".

Interests of Senior Management and Others in the Arrangement

        In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of Fairmont's senior management and Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them along with other matters described in "The Arrangement — Interests of Senior Management and Others in the Arrangement".

Superior Proposals

        In the Acquisition Agreement, Fairmont has agreed not to, directly or indirectly, among other things, solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal. Nonetheless, the Board is permitted to consider and accept a Superior Proposal under certain conditions. The Purchaser is entitled to a three Business Day period within which to exercise a right to match any Superior Proposal. If the Board accepts a Superior Proposal, Fairmont may be required to pay to the Purchaser the Termination Fee. See "Other Terms of the Acquisition Agreement — Non-Solicitation Covenants".

Conditions to the Arrangement Becoming Effective

        The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of Fairmont and the Purchaser at or before the Closing Date, including:

  •
  that the representations and warranties of Fairmont and the Purchaser contained in the Acquisition Agreement are true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications (unless the failure to be true and correct would not constitute a Material Adverse Effect on Fairmont or a Purchaser Material Adverse Effect, as applicable) as at the Closing Date;

  •
  performance by Fairmont and the Purchaser of specified covenants and agreements;

  •
  receipt of all Regulatory Approvals;

  •
  the absence of any Law that restrains, enjoins or prohibits consummation of the Arrangement or other transactions contemplated by the Acquisition Agreement; and

  •
  no Material Adverse Effect on Fairmont having occurred.

        See "Other Terms of the Acquisition Agreement — Conditions to the Arrangement Becoming Effective".

Court Approval

        The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of the Circular, Fairmont obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix G to this Circular. Subject to the approval of the Arrangement Resolution by two-thirds of votes cast by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on April 20, 2006.

        At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See "Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement".

Regulatory Matters

        The Arrangement is conditional upon the filing of all required notifications, the receipt of all required approvals under applicable antitrust and competition laws and the satisfaction of other regulatory requirements, or the expiration of applicable waiting periods under such laws, including under the Competition Act (Canada), the HSR Act and other applicable competition or antitrust laws. The Arrangement is also conditional upon approval under the Investment Canada Act and change of control and other similar laws in various jurisdictions throughout the world. See "Principal Legal Matters — Regulatory Matters".

Closing

        The Acquisition Agreement provides, in effect, that the Closing Date is to occur on the earlier of (a) the second Business Day after satisfaction or waiver of the conditions to closing, but in any event not earlier than April 29, 2006, and (b) the Outside Date; or on such other date as Fairmont and the Purchaser may agree in writing. The "Outside Date" is defined, in general terms, as June 30, 2006, subject to the right of both Fairmont and the Purchaser to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained. The Closing Date is currently expected to occur in early May 2006.

Termination of the Acquisition Agreement

        Fairmont and the Purchaser may agree in writing to terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either Fairmont or the Purchaser may terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See "Other Terms of the Acquisition Agreement — Termination".

Termination Fee Payable by Fairmont

        The Acquisition Agreement provides that Fairmont will pay to the Purchaser the Termination Fee of $115 million less any amounts actually paid by Fairmont to the Purchaser for reimbursement of expenses (as described below) in certain circumstances, including if the Acquisition Agreement is terminated by Fairmont in connection with its acceptance of a Superior Proposal.

        See "Other Terms of the Acquisition Agreement — Termination Fee".

Reimbursement of Expenses

        The Acquisition Agreement also provides that Fairmont will pay to the Purchaser reasonable documented expenses of the Purchaser and its Affiliates incurred in connection with the transactions contemplated by the Acquisition Agreement (up to a maximum of $10 million in certain circumstances) if the Acquisition Agreement is terminated in certain circumstances.

        See "Other Terms of the Acquisition Agreement — Expense Reimbursement".

Dissenting Shareholders' Rights

        Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to Fairmont at or before 5:00 p.m. (Toronto time) on April 17, 2006 (or on the day that is one Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Shareholders' Rights" below. If a Registered Shareholder dissents, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the "fair value" of its Dissenting Fairmont Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the $45.00 in cash per Fairmont Share offered under the Arrangement. Shareholders should carefully read the section in this Circular entitled "Dissenting Shareholders' Rights" if they wish to exercise Dissent Rights. See "Dissenting Shareholders' Rights".

Fairmont, Purchaser, Kingdom and Colony

        Fairmont Hotels & Resorts Inc.    Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 87 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont

Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 23.7% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

        Purchaser.    The Purchaser is a Nova Scotia corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC.

        Kingdom Hotels International.    Kingdom Hotels International is owned by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH Prince Alwaleed") and his family. HRH Prince Alwaleed and related trusts and other entities have made substantial investments in multiple sectors including banking, hotels, media, telecommunications, technology, construction and real estate, entertainment, and upscale fashion, among numerous others. Significant hotel-related investments include various Four Seasons, Fairmont and Mövenpick hotel properties and interests in Fairmont Hotels & Resorts, Four Seasons Hotels and Resorts and Mövenpick Hotels & Resorts, covering the ownership, management and development of more than 200 hotels throughout North America, Europe, the Middle East, Asia and Africa. Significant investments in other sectors include interests in Citigroup, News Corp., Time Warner, Motorola, Apple Computers, Ballast Nedam, Canary Wharf, Disneyland Paris, Saks Inc. and Kingdom Center. Kingdom has advised Fairmont that, as of March 13, 2006, it beneficially owns or controls 3,548,883 Fairmont Shares, being approximately 4.9% of the outstanding Fairmont Shares.

        Colony Capital, LLC.    Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack, Jr., Colony is a private, international investment firm focusing primarily on real estate-related assets and operating companies. At the completion of this transaction, Colony, through its sponsored investment vehicles, will have invested in transactions with a gross value of more than $20 billion and in over 8,000 assets through various corporate, portfolio and complex property transactions. The firm owns the Raffles hotel business and the legendary Costa Smeralda resort in Sardinia, Italy. Colony's other investments in exclusive leisure lifestyle and resort properties have included the Raffles hotel portfolio, the Amanresorts hotel chain, London's Savoy Group, the Orchid at Mauna Lani on Hawaii's Big Island, The Stanhope Hotel in New York City, the "W" in Honolulu, the Mayfair in Miami, Resorts International in Atlantic City, the Atlantic City Hilton, the Las Vegas Hilton, Accor Casinos in Europe, and the Sunrise Colony Country Club communities. Colony has a staff of more than 110 and is headquartered in Los Angeles, with offices in New York, Boston, Hawaii, Paris, London, Madrid, Rome, Beirut, Hong Kong, Tokyo, Taipei, Shanghai and Seoul. Colony has advised Fairmont that, as of March 13, 2006, it does not beneficially own or control any Fairmont Shares.

Certain Canadian Federal Income Tax Considerations

        Residents of Canada.    Generally, a Shareholder who is a resident of Canada for purposes of the Tax Act and who holds Fairmont Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by such Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Fairmont Shares.

        Non-Residents of Canada.    Generally, a Shareholder who is not a resident of Canada for purposes of the Tax Act whose Fairmont Shares do not constitute "taxable Canadian property" for purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the exchange of such Fairmont Shares for cash under the Arrangement.

        The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations

        U.S. Holders.    The Arrangement will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations" below) of Fairmont Shares will generally recognize a gain or loss in an amount equal to the difference between the holder's adjusted tax basis in the Fairmont Shares transferred in the Arrangement and the sum of the cash received in the Arrangement. This gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Fairmont Shares as capital assets and will be long-term if the U.S. holder held the Fairmont Shares for more than one year.

        Non-U.S. Holders.    A non-U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations" below) of Fairmont Shares will generally not be subject to United States federal income tax as a result of the Arrangement unless a gain attributable to the Fairmont Shares is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, or the non-U.S. holder is an individual that is present in the United States for 183 days or more in the taxation year of the Arrangement and certain other conditions exist.

        Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations" below, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

INFORMATION CONCERNING THE MEETING AND VOTING

Frequently Asked Questions On Voting and the Arrangement

Q:
Who is soliciting my proxy?

A:
Your proxy is being solicited by management of Fairmont. This Circular is furnished in connection with that solicitation. Georgeson Shareholder Communications Canada Inc. is acting as Fairmont's proxy solicitation agent, for which it will be paid a fee of approximately C$35,000 plus out-of-pocket expenses. Proxies are to be used at the Meeting to be held in Toronto, Ontario on Tuesday, April 18, 2006, at The Fairmont Royal York, in the Imperial Room, 100 Front Street West, Toronto, Ontario and for the purposes set out in the accompanying Notice of Meeting.

Q:
What am I voting on?

A:
You are being asked to vote to pass the Arrangement Resolution approving the Arrangement, which, among other things, will result in acquisition by the Purchaser of all of the outstanding Fairmont Shares.

Q:
What will I receive in the Arrangement?

A:
If the Arrangement is completed, you will be entitled to receive US$45.00 in cash for each outstanding Fairmont Share that you own as of the effective date of the Arrangement. The cash payment is payable in U.S. dollars only.

Q:
Am I entitled to receive notice of the Meeting and attend the Meeting?

A:
Yes, if you were a Shareholder as of the close of business on March 13, 2006, which is the record date for the Meeting. All such Shareholders are entitled to receive notice of, attend and be heard at the Meeting.

Q:
Am I entitled to vote?

A:
Yes, if you were a Shareholder as of the close of business on March 13, 2006, you are entitled to one vote per share on the Arrangement Resolution. On March 13, 2006, there were 72,345,487 Fairmont Shares outstanding. If you are a holder of Fairmont Options, Fairmont Convertible Notes or Fairmont DSUs, you are not entitled to vote those securities on the Arrangement Resolution.

Q:
What vote is required to approve the Arrangement Resolution?

A:
The Arrangement Resolution must be passed by at least two-thirds of the votes cast at the Meeting.

Q:
How does Fairmont's board of directors recommend that I vote?

A:
Fairmont's Board unanimously recommends that Fairmont Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:
How can I vote my Fairmont Shares?

A:
You can vote your Fairmont Shares by either attending and voting your Fairmont Shares at the Meeting or, if you cannot attend the Meeting, by having your Fairmont Shares voted by proxy. How you exercise your vote depends on whether you are a Registered or Non-Registered Shareholder:

•
You are a Registered Shareholder if you have a share certificate registered in your name.

•
You are a Non-Registered Shareholder if your Fairmont Shares are registered in the name of an Intermediary (for example, a bank, a trustee or investment dealer) or the name of a clearing agency of which the Intermediary is a participant.

  Voting by attending the Meeting

        If you are a Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person.

  If you are a Non-Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name as proxyholder in the blank space provided and returning it in the envelope provided. When you arrive at the Meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.

  Voting by Proxy

  How you vote by proxy depends on whether you are a Registered Shareholder or a Non-Registered Shareholder.

  1.
  Voting by proxy — Registered Shareholders

    If you are a Registered Shareholder, you may vote your proxy in one of three ways:

    •
    by paper proxy to be returned by mail or delivery;

    •
    by telephone; or

    •
    by internet.

    Whichever method you choose, your proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (Attention: Proxy Department), no later than 5:00 p.m. (Toronto time) on April 17, 2006 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the Business Day prior to the date on which the Meeting is reconvened.

    Voting by mail or delivery

    To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

    Voting by telephone

    To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your control number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.

    Note that voting by telephone is not available if you wish to appoint a person as a proxy other than the persons named on the proxy form. In such a case, your proxy should be voted by mail, delivery, or internet.

    Voting by internet

    To vote your proxy by internet, visit the website address as shown on the proxy form provided. Follow the on-line voting instructions given to you over the internet and refer to your control number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.

  2.
  Voting by proxy — Non-Registered Shareholders

    If you are a Non-Registered Shareholder and you receive materials entitling you to vote through an investment dealer or other Intermediary, complete and return the materials in accordance with the instructions provided to you by the investment dealer or other Intermediary.

Q:
Who votes my Fairmont Shares?

A:
Each person named in the proxy to represent Shareholders at the Meeting is a director and/or officer of the Corporation. You can appoint someone else to represent you at the Meeting; however, you must appoint that person by either paper proxy or internet proxy by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting in order for your vote to be cast.

Q:
How will my Fairmont Shares be voted if I return a proxy?

A:
By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Fairmont Shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your Fairmont Shares will be voted IN FAVOR of the Arrangement Resolution.

  The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting. As of March 16, 2006, neither the Board nor management of the Corporation is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:
Can I revoke a proxy?

A:
Yes, if you are a Registered Shareholder and have voted by paper, telephone or internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or internet with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These instruments can be delivered to the Corporate Secretary of Fairmont, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) up to 5:00 p.m. (Toronto time) on April 17, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the Business Day preceding the date of the reconvened Meeting.

  Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the Chairman of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law.

  If you are a Non-Registered Shareholder, you should contact your nominee to discuss what procedure to follow.

Q:
Is my vote by proxy confidential?

A:
Yes, your vote by proxy is confidential. Proxies are received and counted by our transfer agent, Computershare Trust Company of Canada, in a way that preserves the confidentiality of individual Shareholders' votes, except:

•
as necessary to meet the applicable legal requirements;

•
in the event of a proxy contest; or

•
in the event a Shareholder has made a written comment on the proxy that is clearly intended for management.

Q:
In addition to the approval of Fairmont Shareholders, are there any other approvals required for the Arrangement?

A:
Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain anti-trust, competition and other regulatory approvals in the United States, Canada and certain other jurisdictions.

Q:
Will the Fairmont Shares continue to be listed on the NYSE and the TSX after the Arrangement?

A:
No. The Fairmont Shares will be owned by the Purchaser and will be delisted from the NYSE and the TSX soon after the Arrangement is completed.

Q:
Should I send my share certificates now?

A:
You are not required to send your certificates representing Fairmont Shares to validly cast your vote in respect of the Arrangement Resolution.

Q:
What if ownership of Fairmont Shares has been transferred after March 13, 2006?

A:
Only persons on the list of Registered Shareholders prepared by the Corporation as of March 13, 2006 are entitled to vote at the Meeting.

Q:
How will the votes be counted?

A:
Computershare Trust Company of Canada, Fairmont's transfer agent, counts the proxies, in order to ensure unbiased counting.

Q:
Does any Shareholder, directly or indirectly, beneficially own or exercise control over 10 per cent or more of the Fairmont Shares that are outstanding?

A:
According to securities filings made by T. Rowe Price Associates, Inc., as at December 31, 2005, T. Rowe Price Associates, Inc. exercised control or direction over 7,869,600 Fairmont Shares, representing approximately 10.916% of Fairmont Shares as of that date. In addition, T. Rowe Price Associates, Inc. has recently advised Fairmont that it exercises control or direction over 7,227,500 Fairmont Shares, or approximately 9.990% of Fairmont Shares as of March 13, 2006. Other than T. Rowe Price Associates, Inc., the directors and senior officers of Fairmont are not aware of any such Shareholder based on information available to them as at March 13, 2006.

Q:
When will the Arrangement be implemented?

A:
Fairmont and the Purchaser will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted), but in any event not earlier than April 29, 2006. The closing is currently expected to occur in early May 2006. Because the Arrangement is subject to a number of conditions, some of which are beyond Fairmont's and the Purchaser's control, the exact timing of implementation of the Arrangement cannot be predicted.

Q:
When can I expect to receive consideration for my Fairmont Shares?

A:
As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed Letter of Transmittal together with your certificates representing Fairmont Shares and all other required documents, the Depositary will make a payment to you in the amount of your portion of the consideration. If you hold your Fairmont Shares through a broker, trustee, financial institution or other nominee, your broker or other nominee will surrender your Fairmont Shares in exchange for your portion of the consideration following completion of the Arrangement.

Q:
Am I entitled to dissent rights?

A:
Pursuant to the Interim Order, Fairmont Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Fairmont Shares. This amount may be the same as, more than or less than the $45.00 in cash per Fairmont Share offered under the Arrangement. If you wish to dissent, you must provide written notice to Fairmont at or before 5:00 p.m. (Toronto time) on April 17, 2006 (or on the day that is one Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Shareholders' Rights". It is important that you strictly comply with this requirement, otherwise your Dissent Right may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. Only Registered Shareholders may exercise Dissent Rights.

Q:
What are the tax consequences of the Arrangement to me?

A:
Your receipt of the consideration under the Arrangement in exchange for your Fairmont Shares will be a taxable transaction. For further information on certain tax consequences of the Arrangements, see "Certain Tax Considerations for Shareholders". Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable Federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:
Who can I contact if I have questions?

A:
Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Georgeson Shareholder Communications Canada Inc. at 1-866-443-3002. Shareholders who have questions about deciding how to vote should contact their professional advisors.

THE ARRANGEMENT

Background to the Acquisition Agreement

        The provisions of the Acquisition Agreement are the result of arm's length negotiations conducted between representatives of Fairmont and the Purchaser and their respective advisors. The following is a summary of the events leading up to the negotiation of the Acquisition Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Acquisition Agreement.

  Icahn's Approach

        On November 7, 2005, Mr. Carl Icahn called Mr. William Fatt, Fairmont's Chief Executive Officer, to advise that he intended to make a filing with the SEC disclosing an ownership interest in Fairmont. Later that day, Mr. Icahn and certain entities affiliated with him (collectively, "Icahn") disclosed in a joint filing (the "13D Filing") with the SEC that they had accumulated beneficial ownership of, through the acquisition of Fairmont Shares and call options to acquire Fairmont Shares, an aggregate of 6,704,600 Fairmont Shares (representing approximately 9.3% of the outstanding Fairmont Shares) during the period from August 24, 2005 to November 7, 2005. The 13D Filing indicated that Icahn would encourage Fairmont to pursue strategic alternatives to maximize the value of Fairmont for its Shareholders and that those alternatives could include, among others, a possible sale of Fairmont or a sale of a portion of Fairmont, such as a sale of Fairmont's owned hotels and non-core assets, and the return of these proceeds to its Shareholders through a dividend or stock repurchase program. The 13D Filing also disclosed that Mr. Icahn would seek to meet with executives of Fairmont to discuss these matters and that he reserved all rights to pursue alternative courses of action, including, without limitation, seeking to elect persons to Fairmont's Board. According to a subsequent filing by Icahn, Icahn acquired additional call options to acquire Fairmont Shares on November 23, 28 and 29, 2005.

        Shortly following Icahn's 13D Filing on November 7, 2005, Fairmont received various expressions of interest relating to a sale or strategic transaction involving Fairmont.

        On November 17, 2005, the Board met to consider Mr. Icahn's interest in Fairmont and Mr. Fatt reported to the Board on his meeting with Mr. Icahn. At that Board meeting, a preliminary assessment of selected strategic alternatives was reviewed, and representatives of UBS Securities and Avington International reported on discussions with third parties with respect to various potential shareholder value maximization initiatives. In order to permit management to refine its understanding of strategic alternatives, the directors approved preliminary exploratory discussions through the Chief Executive Officer with a limited number of strategic and financial parties that had expressed an interest in a transaction with the Corporation.

        On December 2, 2005, Icahn announced that they would initiate a partial tender offer and take-over bid for up to 29,648,400 Fairmont Shares (representing approximately 41% of the outstanding Fairmont Shares) which, together with the Fairmont Shares already held by Icahn, then totalling 7,122,600 Fairmont Shares (representing 9.88% of the outstanding Fairmont Shares), would constitute approximately 51% of the outstanding Fairmont Shares. The purchase price to be offered by Icahn was $40 per Fairmont Share in cash.

        On the morning of December 2, 2005, the Board held a regularly scheduled meeting at which the announcements by Icahn were discussed. Representatives of McCarthy Tétrault LLP and Skadden, Arps, Slate, Meagher & Flom LLP, Fairmont's Canadian and U.S. legal counsel, respectively, were present at the meeting. Representatives of UBS Securities, Avington International and Scotia Capital Inc. (the "Financial Advisors") were also present at this meeting. At this meeting, the Board formed a Special Committee consisting of Mr. Peter Godsoe (as Chairman), Mr. David O'Brien, Mr. Stephen Bachand and Mr. Robert Singer to assist the Board in its review of the proposed offer by Icahn and any strategic alternatives to the Icahn Offer. Mr. Fatt reported on strategic discussions with representatives of a limited number of interested parties with whom he had made contact since the last board meeting regarding a strategic alliance or other similar transactions. The Board considered the time constraints associated with the pending Icahn Offer. A further board meeting was scheduled for December 14, 2005.

  Commencement of Icahn Offer

        On December 9, 2005, Icahn formally commenced the Icahn Offer by advertising in The Globe and Mail newspaper and the New York Times newspaper, delivering a take-over bid circular to Fairmont and filing that take-over bid circular with the applicable securities regulators. Icahn then requested Fairmont's shareholder list, which Fairmont duly provided. The documents filed by Icahn with respect to the Icahn Offer stated that Icahn's intention was to acquire a significant stake in Fairmont in order to cause a sale of Fairmont.

  Assessment of Icahn Offer and Potential Strategic Alternatives

        On December 11, 2005, the Special Committee held its first meeting to consider the Icahn Offer and the various strategic alternatives available to Fairmont. The Special Committee determined to formally engage each of the Financial Advisors as financial advisors to the Special Committee and the Board. Representatives of each of such firms participated in the meeting of the Special Committee. The Special Committee also determined to engage Fasken Martineau DuMoulin LLP to act as legal counsel to the Special Committee. The Special Committee received an initial presentation from the Financial Advisors relating to the Icahn Offer. The presentation included a review of certain potential alternatives to the Icahn Offer, noting in particular that the Icahn Offer was a partial bid and the consequential risks to shareholders whose Fairmont Shares are not acquired in the Icahn Offer. The failure of the Icahn Offer to comply with the Shareholder Rights Plan, previously approved by Shareholders and which sets out the structural components of an appropriate bid that would be acceptable to Shareholders, was also noted.

        The Financial Advisors reported on steps under way to prepare a confidential information memorandum and preliminary discussions with potentially interested parties who were experienced operators or investors in the hospitality sector. The Financial Advisors noted that there was no meaningful indication of interest from any such parties to pursue a strategic alliance or other similar transaction. The Financial Advisors also noted that a strategic alliance would be complicated to structure, difficult to implement and unlikely to provide value in excess of the value realized in a sale transaction. On the other hand, the Financial Advisors indicated that there was significant preliminary interest in a possible merger or acquisition transaction, and that opening a data room might be an appropriate step to take. The Committee reviewed a number of other scenarios including internal reorganizations and leveraging transactions involving a return of capital and a sale of some or all of the assets of the business. In addition, the potential negative aspects of a successful Icahn partial offer (as described in the Fairmont directors' circular dated December 21, 2005 (the "Directors' Circular")) were reviewed.

        At the conclusion of the meeting, the Special Committee decided that a broader group of potentially interested parties should be contacted to determine the level of interest in a transaction for the entire company. Fairmont's management and Financial Advisors were so instructed. The Financial Advisors contacted 33 parties and confidentiality agreements were executed with approximately 17 potentially interested parties, who were provided with copies of a confidential information memorandum.

        On December 14, 2005, the Board met and, among other things, received a report from the Special Committee and from the Financial Advisors, which addressed, in a preliminary way, potential alternatives to the Icahn Offer. The report also covered possible next steps.

        At the Special Committee meeting held on December 19, 2005, the Special Committee received a presentation from the Financial Advisors, including an update on the status of the efforts to explore opportunities that could potentially provide Shareholders with greater value than the Icahn Offer. In their presentation, the Financial Advisors reported to the Special Committee that their respective opinions to be delivered on December 21, 2005 regarding the Icahn Offer would conclude that the Icahn Offer was inadequate, from a financial point of view, to Shareholders (other than Icahn and certain parties related to Icahn). On the basis of these and other factors described in the Directors' Circular, the Special Committee determined to recommend to the Board that the Icahn Offer was inadequate and not in the best interests of Fairmont and Shareholders (other than Icahn) and that the Board recommend that its Shareholders reject the Icahn Offer and not tender their Fairmont Shares to the Icahn Offer.

        At a meeting of the Board held on December 21, 2005, each of the Financial Advisors delivered its opinion to the Special Committee and the Board to the effect that, as of the dates of the opinions and based upon and subject to the matters stated therein, the Icahn Offer is inadequate, from a financial point of view, to the Shareholders (other than Icahn). On the basis of those opinions and other factors described in the Directors' Circular, and on the basis of the unanimous recommendation of the Special Committee based on the same factors, the Board unanimously concluded that the Icahn Offer is inadequate and not in the best interests of Fairmont and its shareholders (other than Icahn) and that the Board would recommend that Shareholders reject the Icahn Offer and not tender their Fairmont Shares to the Icahn Offer.

        In the period between December 21, 2005 and the next meeting of the Board on January 6, 2006, meetings occurred between management and potentially interested third parties. Potentially interested third parties were also given access to a data room.

        At a meeting of the Special Committee on January 6, 2006, progress with interested parties over the period from December 21, 2005 to date was discussed. The Special Committee was also informed of proposed next steps by the Financial Advisors and management. With the time constraints imposed by the Icahn Offer, the Special Committee was informed that written expressions of interest from interested parties would be obtained on or about January 9, 2006 and would then be reviewed with the Special Committee at its next scheduled meeting on January 11, 2006. The Special Committee then considered steps to be taken after January 11, 2006 and reviewed, among other things, issues related to entering into a merger agreement or support agreement.

        On January 9, 2006, eight indications of interest for a transaction involving all of the Fairmont Shares were received ranging in price from $39.00 to $45.00 per Fairmont Share. Kingdom and Colony jointly submitted an indication of interest at $45.00 per Fairmont Share.

        At the January 11, 2006 Special Committee meeting, the Special Committee and the Financial Advisors reviewed the expressions of interest received from interested parties regarding a potential transaction. The Financial Advisors provided an assessment of the key factors of the proposals, including financing sources and conditions applicable to each of the proposals. The Special Committee discussed a request from Kingdom and Colony for payment of expenses to proceed further, in lieu of their previous request for exclusivity. The Special Committee authorized both this request and, in the event of a similar request from other interested parties indicating a willingness to pay a sufficiently high price, the payment of expenses for such other interested parties. At the conclusion of the meeting, while no decisions had yet been made to pursue a sale, the Special Committee authorized proceeding with a select group of interested parties to the next stage, which would include extensive due diligence and negotiation of an appropriate acquisition agreement. A proposed form of acquisition agreement was provided by Fairmont to Kingdom and Colony, and to one other interested party following this meeting.

        The Board met on January 13, 2006 and was briefed by the Special Committee and the Financial Advisors on the non-binding proposals, including both those that were viewed as being unsatisfactory and the three that were considered to have significant potential. The Financial Advisors confirmed that (i) as requested by the Special Committee, they had contacted three of the parties that had submitted non-binding proposals considered to be unsatisfactory to determine whether there was a possibility of improving their proposed pricing and (ii) further contact had been made with the sponsors of the three more favorable proposals. The Chairman of the Special Committee summarized the criteria that the Special Committee had used in considering the three non-binding proposals whose sponsors would be permitted to proceed to the next stage of the process.

        The Purchaser submitted comments on the draft acquisition agreement on January 16, 2006, with respect to which Fairmont's legal advisors and the Financial Advisors provided comments and engaged in extensive negotiations.

        On the direction of the Special Committee, early in the week of January 23, 2006 each of the three interested parties was directed to submit on January 26, 2006 its highest and best proposal, including executed commitment letters for any financing associated with its proposal. Those three interested parties were offered the opportunity to conduct extensive due diligence through access to additional materials in the data room and to participate in additional management meetings and select hotel visits. The two interested parties, including the Purchaser, that elected to participate in this process were also directed to submit as soon as possible a mark-up of the form of acquisition agreement previously provided by Fairmont.

        Following this second stage process, two proposals were ultimately received. Definitive proposals at $45.00 per share were submitted by (i) Kingdom and Colony on behalf of the Purchaser and (ii) another interested party whose prior non-binding proposal had included a price range, with no commitment to a $45.00 per share price. The third interested party elected not to participate further. Financing commitment letters together with a draft acquisition agreement reflecting the prior 10 days negotiations were provided by the Purchaser on January 26, 2006. The other interested party noted that, while arranging financing was not a condition of its proposal, it would not be in a position to provide financing commitment letters until it was ready to execute a definitive purchase agreement, a draft of which was provided with its proposal.

        At a meeting held on January 27, 2006, the Special Committee considered each of the proposals received, noting in particular that the agreement received from the Purchaser, in light of the extensive negotiations of its terms, was significantly more favorable to Fairmont than the terms and conditions of the proposed acquisition agreement received from the other interested party. The proposal received by the Purchaser was set to expire at 6:00 p.m. (Toronto time) on January 29, 2006. The Special Committee also considered that the Purchaser provided financing commitment letters whereas the other interested party did not.

        After considering the two proposals that had been received, the Special Committee authorized management and the advisors to continue negotiating with the Purchaser to finalize an agreement for the Special Committee's and Board's consideration on January 29, 2006, while at the same time contacting the other interested party to determine its willingness to increase its price above $45.00 per share and to modify its acquisition agreement to make it more acceptable from Fairmont's perspective. Both the Purchaser and the other interested party were contacted by representatives of Fairmont after the meeting. Messrs. Godsoe and Fatt participated in discussions with the two interested parties, with a view to determining the terms of each interested party's best and final offer. Following discussions with the other interested party, that party confirmed that while it did not consider settling the acquisition agreement to be an impediment, it was unwilling to increase its price.

  Approval of the Acquisition Agreement

        On January 29, 2006, the Board and the Special Committee held a joint meeting at which a majority of the directors of the Corporation and certain members of management were present. The Special Committee and the Board received a comprehensive briefing from counsel and management on the terms and conditions of the Acquisition Agreement and the duties and responsibilities of the Special Committee and the Board in considering the Acquisition Agreement. Counsel and management responded to a variety of questions from the directors on various aspects of the Acquisition Agreement. The Financial Advisors provided their Fairness Opinions to the Special Committee to the effect that as of that date, subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders (other than the Purchaser and its Affiliates) pursuant to the Acquisition Agreement, being $45.00 in cash per Fairmont Share, was fair, from a financial point of view, to such Shareholders. In determining whether to recommend to the Board that it approve the Arrangement, the Special Committee considered, among other things, the Fairness Opinions and the other factors set forth herein and the reasons for the Arrangement as set forth under "Reasons for the Arrangement".

        The Special Committee considered the proposed transaction from a business, financial and legal perspective and Fairmont's current position in the global hospitality industry in the context of industry trends and the global competitive environment and the reasons for the Arrangement set forth under "Reasons for the Arrangement". The Special Committee concluded that the Arrangement is substantively and procedurally fair to the Shareholders (other than the Purchaser and its Affiliates) and that the Arrangement is in the best interests of Fairmont. The foregoing discussion of the information and consideration of such factors by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. In reaching its determination to approve and recommend the Arrangement, the Special Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Special Committee was, however, unanimous in its recommendation that the Board approve the Arrangement and recommend that the Shareholders vote in favor of the Arrangement Resolution.

        The Board received a report from the Special Committee and, following discussion, resolved unanimously to approve the Arrangement and authorized management of Fairmont to finalize, execute and deliver the Acquisition Agreement.

  Debt and Equity Commitment Letters and Limited Guarantee

        On January 29, 2006, the Purchaser delivered to Fairmont executed copies of the Equity Commitment Letter, the Debt Commitment Letter and the Limited Guarantee, which provided for the advance, on fulfillment of the terms thereof, of the funds necessary for the completion of the acquisition of the Fairmont Shares pursuant to the Arrangement and the guarantee by the Shareholders of the Purchaser of certain obligations of the Purchaser under the Acquisition Agreement.

  Execution and Delivery of the Acquisition Agreement

        The Acquisition Agreement was executed and delivered by the parties thereto in the evening on January 29, 2006. The Acquisition Agreement was announced by way of a joint press release of Fairmont and the Purchaser issued at or about 4:00 a.m. (Toronto time) on January 30, 2006.

  Expiration of the Icahn Bid

        On January 31, 2006, Icahn announced that they would allow the Icahn Offer to expire at 8:00 p.m. (Toronto time), on February 7, 2006, in light of the Board's decision to recommend approval of the Arrangement providing for a payment of $45.00 per Fairmont Share in cash and that any Fairmont Shares tendered to the Icahn Offer would be returned and not purchased. The Icahn Offer expired at 8:00 p.m. (Toronto time), on February 7, 2006.

Recommendation of the Special Committee

        The Special Committee has determined that the Arrangement is fair to Shareholders (other than the Purchaser and its Affiliates) and is in the best interests of Fairmont and such Shareholders. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favor of the Arrangement Resolution.

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to Shareholders (other than the Purchaser and its Affiliates) and is in the best interests of Fairmont and such Shareholders. Accordingly, the Board has approved the Arrangement and unanimously recommends that Shareholders vote in favor of the Arrangement Resolution. L. Peter Sharpe did not participate in discussions of the Board concerning the Arrangement as a result of the potential interest on the part of a related party of Mr. Sharpe's employer in a possible alternative transaction with Fairmont.

Reasons for the Arrangement

        In evaluating and approving the Arrangement and in making its recommendation, the Special Committee and the Board considered a number of factors. In view of the variety of factors considered, each of the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement and its recommendation to Shareholders to vote for the Arrangement Resolution. The potentially positive factors considered by the Special Committee and the Board included:

  (a)
  the consideration to be received by Shareholders for each Fairmont Share under the Arrangement exceeds the highest price at which the Fairmont Shares had previously traded and represents a significant premium to the historical trading prices of Fairmont Shares, including a premium of approximately 28% over $35.13 per share, being the closing trading price of the Fairmont Shares on the NYSE on November 4, 2005, the last trading day on the NYSE prior to the public announcement of Mr. Carl Icahn's interest in Fairmont;

  (b)
  the Arrangement is the result of an active and extensive process to solicit proposals to acquire Fairmont from a number of potentially interested third parties;

  (c)
  the UBS Securities Fairness Opinion, the Avington International Fairness Opinion and the Scotia Capital Fairness Opinion (collectively, the "Fairness Opinions"), which were rendered to the Board and the Special Committee, to the effect that as of the dates of the opinions, subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders (other than the Purchaser and its Affiliates) under the Arrangement is fair, from a financial point of view, to such Shareholders. See "The Arrangement — Fairness Opinions";

  (d)
  the Arrangement consideration is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of the consideration in non-cash consideration;

  (e)
  the careful review by the Special Committee of other strategic alternatives to maximize shareholder value, and the Special Committee's and the Board's belief that the Arrangement was the most favorable alternative available at the time the Acquisition Agreement was entered into;

  (f)
  the risks to Fairmont (many of which are beyond Fairmont's control) associated with achieving its long-term plans, including risks relating to its ability to compete against private equity competitors who benefit from a more favorable cost of capital;

  (g)
  the fact that the Purchaser's obligations are not subject to a financing condition, and the fact that the Debt Commitment Letter (which has been superceded by the Citibank Debt Commitment Letter) and the Equity Commitment Letter, which contained only limited customary conditions should, subject to the terms thereof, provide the Purchaser with sufficient resources to finance the transactions contemplated herein;

  (h)
  the terms and conditions of the Acquisition Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided Fairmont complies with the terms of the Acquisition Agreement (including the payment of the Termination Fee in certain circumstances), preclude the Board from considering and acting on a Superior Proposal;

  (i)
  the terms and conditions of the Acquisition Agreement, including Fairmont's and the Purchaser's representations, warranties and covenants, and the conditions to their respective obligations, are, in the judgment of Fairmont and its advisors, reasonable and were the product of extensive negotiations between the Special Committee and its advisors and the Purchaser and its advisors;

  (j)
  the Board's comfort, based on factors including its familiarity with the shareholders of the Purchaser and their financial position, as to the Purchaser's commitment and ability to close the transaction contemplated by the Arrangement;

  (k)
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

  (l)
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

  (m)
  the availability of Dissent Rights.

        The Special Committee and the Board also considered a number of potential risks relating to the Arrangement, including:

  (a)
  the risks to Fairmont if the Arrangement is not completed, including the costs to Fairmont in pursuing the Arrangement and the diversion of management attention away from the conduct of Fairmont's business in the ordinary course;

  (b)
  the fact that, following the Arrangement, Fairmont will no longer exist as an independent public company and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of Fairmont's long-term plans;

  (c)
  the conditions to the Purchaser's obligation to complete the Arrangement and the right of the Purchaser to terminate the Acquisition Agreement under certain limited circumstances;

  (d)
  the Purchaser is a newly-formed entity and its shareholders' obligation to guarantee its performance under the Arrangement is limited to $75 million in the aggregate;

  (e)
  the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration in the Arrangement; and

  (f)
  the limitations contained in the Acquisition Agreement on Fairmont's ability to solicit additional interest from third parties, as well as the fact that if the Acquisition Agreement is terminated under certain circumstances, Fairmont must pay a $115 million Termination Fee to the Purchaser and that, under certain circumstances, Fairmont must reimburse the Purchaser for certain expenses, as described in "Other Terms of the Acquisition Agreement — Termination Fee" and "Other Terms of the Acquisition Agreement — Reimbursement of Expenses".

        In reaching its determination, the Special Committee and the Board also considered and evaluated, among other things:

  (a)
  information concerning the business, operations, property, assets, financial condition, operating results and prospects of Fairmont;

  (b)
  current industry, economic and market conditions and trends; and

  (c)
  historical market prices and trading information with respect to Fairmont Shares.

Fairness Opinions

  UBS Securities Fairness Opinion

        UBS Securities was retained to act as Financial Advisor to the Board and the Special Committee in connection with, among other things, a potential acquisition by the Purchaser and to provide its opinion as to the fairness to Shareholders (other than Purchaser and its Affiliates), from a financial point of view, of the consideration to be received by such Shareholders under the Arrangement.

        At the meeting of the Special Committee and the Board on January 29, 2006, UBS Securities delivered its Fairness Opinion to the Board and the Special Committee that as of the date of its opinion, and subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders (other than the Purchaser and its Affiliates) under the Arrangement is fair, from a financial point of view, to such Shareholders.

        The UBS Securities Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Fairmont or Fairmont's underlying business decision to effect the Arrangement. The UBS Securities Fairness Opinion does not address any terms of the Acquisition Agreement or the Plan of Arrangement, except as specifically set forth in the UBS Securities Fairness Opinion.

        In arriving at the UBS Securities Fairness Opinion, UBS Securities has, among other things: (i) reviewed certain publicly available business and historical financial information relating to Fairmont; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Fairmont that were provided to them by Fairmont and not publicly available, including financial forecasts and estimates prepared by management of Fairmont; (iii) conducted discussions with members of the senior management of Fairmont concerning the business and financial prospects of Fairmont; (iv) reviewed publicly available financial and stock market data with respect to certain other companies they believe to be generally relevant; (v) compared the financial terms of the Arrangement with the publicly available financial terms of certain other transactions they believe to be generally relevant; (vi) reviewed current and historical market prices of the Fairmont Shares; (vii) reviewed a draft of the Acquisition Agreement dated January 29, 2006; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as they deemed necessary or appropriate. At Fairmont's request, UBS Securities has contacted third parties to solicit indications of interest in a possible transaction with Fairmont and held discussions with certain of these parties prior to the date of the UBS Securities Fairness Opinion.

        With Fairmont's consent, UBS Securities did not assume any responsibility for independent verification of any of the information they reviewed for the purpose of the opinion and, with Fairmont's consent, relied on such information being complete and accurate in all material respects. The UBS Securities Fairness Opinion is provided for the benefit of the Special Committee and the Board in connection with, and for the purpose of, its consideration of the Arrangement. Such opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement.

        The full text of the UBS Securities Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by UBS Securities in rendering its opinion, is attached as Appendix C to this Circular. Shareholders are urged to read the UBS Securities Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

        UBS Securities has acted as Financial Advisor to the Special Committee and the Board in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the UBS Securities Fairness Opinion and fees that are contingent upon the completion of the Arrangement or another change of control of Fairmont or certain other events. In the past, UBS Securities and its predecessors have provided, and UBS currently provides, investment banking services and other services (including participation in certain loan facilities) to Fairmont and/or Legacy and the Purchaser or its Affiliates for which UBS Securities and its Affiliates have received, and may in the future receive, compensation. In the ordinary course of business, UBS Securities, its successors and Affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Fairmont and/or Legacy and, accordingly, may at any time hold a long or short position in such securities.

  Avington International Fairness Opinion

        Avington International was retained to act as Financial Advisor to the Board and the Special Committee in connection with, among other things, a potential acquisition by the Purchaser and to provide its opinion as to the fairness to Shareholders (other than Purchaser and its Affiliates), from a financial point of view, of the consideration to be received by Shareholders under the Arrangement.

        At the meeting of the Special Committee and the Board on January 29, 2006, Avington International delivered its Fairness Opinion to the Board and the Special Committee that as of the date of its opinion, and subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders (other than the Purchaser and its Affiliates) under the Arrangement is fair, from a financial point of view, to such Shareholders.

        The Avington International Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Fairmont or Fairmont's underlying business decision to effect the Arrangement. The Avington International Fairness Opinion does not address any terms of the Acquisition Agreement or the Plan of Arrangement, except as specifically set forth in the Avington International Fairness Opinion.

        In arriving at the Avington International Fairness Opinion, Avington International has, among other things: (i) reviewed certain publicly available business and historical financial information relating to Fairmont; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Fairmont that were provided to them by Fairmont and not publicly available, including financial forecasts and estimates prepared by management of Fairmont; (iii) conducted discussions with members of the senior management of Fairmont concerning the business and financial prospects of Fairmont; (iv) reviewed publicly available financial and stock market data with respect to certain other companies they believe to be generally relevant; (v) compared the financial terms of the Arrangement with the publicly available financial terms of certain other transactions they believe to be generally relevant; (vi) reviewed current and historical market prices of the Fairmont Shares; (vii) reviewed a draft of the Acquisition Agreement dated January 29, 2006; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as they deemed necessary or appropriate. At Fairmont's request, Avington International has contacted third parties to solicit indications of interest in a possible transaction with Fairmont and held discussions with certain of these parties prior to the date of the Avington International Fairness Opinion.

        With Fairmont's consent, Avington International did not assume any responsibility for independent verification of any of the information they reviewed for the purpose of the opinion and, with Fairmont's consent, relied on such information being complete and accurate in all material respects. The Avington International Fairness Opinion is provided for the benefit of the Special Committee and the Board in connection with, and for the purpose of, its consideration of the Arrangement. Such opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement.

        The full text of the Avington International Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Avington International in rendering its opinion, is attached as Appendix D to this Circular. Shareholders are urged to read the Avington International Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

        Avington International has acted as Financial Advisor to the Special Committee and the Board in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the Avington International Fairness Opinion and fees that are contingent upon the completion of the Arrangement or another change of control of Fairmont or certain other events. In the past, Avington International has provided, and Avington International currently provides, investment banking services and other services to Fairmont and the Purchaser or its Affiliates for which Avington International and its Affiliates have received, and may in the future receive, compensation. In the ordinary course of business, Avington International, its successors and Affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Fairmont and/or Legacy and, accordingly, may at any time hold a long or short position in such securities.

  Scotia Capital Fairness Opinion

        Scotia Capital was retained to act as Financial Advisor to the Board and the Special Committee in connection with, among other things, a potential acquisition by the Purchaser and to provide its opinion as to the fairness to Shareholders (other than Purchaser and its Affiliates), from a financial point of view, of the consideration to be received by Shareholders under the Arrangement.

        At the meeting of the Special Committee and the Board on January 29, 2006, Scotia Capital delivered its Fairness Opinion to the Board and the Special Committee that as of the date of its opinion, and subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders (other than the Purchaser and its Affiliates) under the Arrangement is fair, from a financial point of view, to such Shareholders.

        The Scotia Capital Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Fairmont or Fairmont's underlying business decision to effect the Arrangement. At Fairmont's direction, Scotia Capital has not been asked to, nor does it, offer any opinion as to the material terms (other than the Fairmont Share Consideration) of the Acquisition Agreement, the Plan of Arrangement or the form of the Arrangement.

        In arriving at the Scotia Capital Fairness Opinion, Scotia Capital has, among other things: (i) reviewed certain publicly available business and historical financial information relating to Fairmont; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Fairmont that were provided to them by Fairmont and not publicly available, including financial forecasts and estimates prepared by management of Fairmont; (iii) conducted discussions with members of the senior management of Fairmont concerning the business and financial prospects of Fairmont; (iv) reviewed publicly available financial and stock market data with respect to certain other companies they believe to be generally relevant; (v) compared the financial terms of the Arrangement with the publicly available financial terms of certain other transactions they believe to be generally relevant; (vi) reviewed current and historical market prices of the Fairmont Shares; (vii) reviewed a draft of the Acquisition Agreement dated January 29, 2006; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as they deemed necessary or appropriate. At Fairmont's request, Scotia Capital has contacted third parties to solicit indications of interest in a possible transaction with Fairmont and held discussions with certain of these parties prior to the date of the Scotia Capital Fairness Opinion.

        With Fairmont's consent, Scotia Capital did not assume any responsibility for independent verification of any of the information they reviewed for the purpose of the opinion and, with Fairmont's consent, relied on such information being complete and accurate in all material respects. The Scotia Capital Fairness Opinion is provided for the benefit of the Special Committee and the Board in connection with, and for the purpose of, its consideration of the Arrangement. Such opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement.

        The full text of the Scotia Capital Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Scotia Capital in rendering its opinion, is attached as Appendix E to this Circular. Shareholders are urged to read the Scotia Capital Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

        Scotia Capital has acted as Financial Advisor to the Special Committee and the Board in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the Scotia Capital Opinion and fees that are contingent upon the completion of the Arrangement or another change of control of Fairmont or certain other events. Scotia Capital has a current lending position with both Fairmont and Legacy and has, in the past provided and may in the future provide, traditional banking, financial advisory or investment banking services to Fairmont and/or Legacy and may have provided in the past or may in the future provide similar services to the Purchaser or its Affiliates. In the ordinary course of business, Scotia Capital, its successors and Affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Fairmont and Legacy and, accordingly, may at any time hold a long or short position in such securities.

Required Shareholder Approval

        At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by holders of outstanding Fairmont Shares present in person or represented by proxy at the Meeting. The Arrangement Resolution must be passed by the requisite two-thirds majority in order for Fairmont to seek the Final Order and implement the Arrangement on the Closing Date in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, Fairmont reserves the right not to proceed with the Arrangement in accordance with the terms of the Acquisition Agreement.

Arrangement Mechanics

        The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix F to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order set out in the Plan of Arrangement:

  •
  the Purchaser shall be deemed, subject to having obtained any necessary regulatory relief, to have entered into an agreement with Fairmont pursuant to which the Purchaser shall transfer or cause to be transferred to Fairmont those Fairmont Convertible Notes then owned by it or any of its subsidiaries and acquired pursuant to an offer made to all holders of Fairmont Convertible Notes at the same price per Fairmont Convertible Note as the Purchaser or any of its subsidiaries paid for the Fairmont Convertible Notes (the "Purchase Amount"), and the Fairmont Convertible Notes that are thereby transferred to Fairmont shall be immediately thereafter cancelled, in each case without further act or formality. Fairmont may, in full and absolute satisfaction of the Purchase Amount, pay the Purchase Amount in cash or through the issuance of a demand promissory note;

  •
  the Shareholder Rights Plan will be cancelled;

  •
  all of the Fairmont Options granted and outstanding immediately prior to the Effective Time will, without any further action on behalf of any holder of Fairmont Options, be transferred by the holders thereof to Fairmont without any act or formality on its or their part in exchange for a cash amount, if positive, equal to (a) the product of the number of Fairmont Shares underlying Fairmont Options held by the holder and $45.00 less (b) the aggregate exercise price payable under such Fairmont Options by the holder to acquire the Fairmont Shares underlying such Fairmont Options (converted at the Exchange Rate for U.S. dollars);

  •
  with respect to each Fairmont Option, the holder of such Fairmont Option will cease to be the holder of such Fairmont Option and the holder's name will be removed from the registers of Fairmont Options with respect to such Fairmont Option as the holder thereof;

  •
  the Fairmont Stock Option Plans will be cancelled;

  •
  all Fairmont Shares held by holders who have exercised Dissent Rights with respect to Fairmont Shares which remain valid immediately before the Effective Time will be deemed to have been transferred to the Purchaser and will be cancelled and cease to be outstanding and such holders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Fairmont Shares;

  •
  all Fairmont Shares outstanding immediately prior to the Effective Time held by Shareholders, other than (a) Fairmont Shares held by a Shareholder who has exercised its Dissent Rights and is entitled to be paid the fair value of its Fairmont Shares, and (b) certain or all Fairmont Shares held by Kingdom, will be transferred by the Shareholders to the Purchaser for $45.00 in cash per Fairmont Share;

  •
  with respect to each Fairmont Share transferred to the Purchaser described above: (a) the holder of each such Fairmont Share will cease to be the holder of such Fairmont Share and such holder's name will be removed from the register of Fairmont Shares with respect to such Fairmont Share; and (b) the Purchaser will be deemed to be the transferee of such Fairmont Share and will be entered in the register of Fairmont Shares as the holder thereof;

  •
  all outstanding Fairmont Shares held by Kingdom shall be transferred by the holder thereof, directly or indirectly, to an affiliate of the Purchaser (free and clear of any Liens);

  •
  with respect to each Fairmont Share transferred to an affiliate of the Purchaser described above: (a) the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Share; and (b) the Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof;

  •
  all outstanding Purchaser Shares held by Kingdom and Colony shall be transferred by the holder thereof to an affiliate of the Purchaser;

  •
  with respect to each Purchaser Share transferred to an affiliate of the Purchaser as described above: (a) the holder of each such Purchaser Share shall cease to be the holder of such Purchaser Share and such holder's name shall be removed from the register of Purchaser Shares with respect to such Purchaser Share; and (b) an affiliate of the Purchaser shall be deemed to be the transferee of such Purchaser Share and shall be entered in the register of Purchaser Shares as the holder thereof;

  •
  all outstanding Fairmont Shares held by an affiliate of the Purchaser (that were acquired as described above) shall be transferred by the holder thereof, directly or indirectly to the Purchaser (free and clear of any Liens);

  •
  with respect to each Fairmont Share transferred to the Purchaser described above: (a) the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Share; and (b) the Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof;

  •
  notwithstanding the terms of the DSU Plan, all Fairmont DSUs will be cancelled and terminated by Fairmont and each holder thereof will be entitled to receive from Fairmont, in exchange therefor, $45.00 in cash per Fairmont DSU;

  •
  with respect to each Fairmont DSU, the holder of such Fairmont DSU will cease to be the holder of such Fairmont DSU and the holder's name will be removed from the register of Fairmont DSUs with respect to such Fairmont DSUs as the holder thereof as at the Effective Time; and

  •
  the DSU Plan will be cancelled.

        These transactions will occur in the order set forth in the Plan of Arrangement.

  Letter of Transmittal

        If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal printed on blue paper. In order to receive the Fairmont Share Consideration for your Fairmont Shares, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available at the website maintained by CDS at www.sedar.com and at the website maintained by the SEC at www.sec.gov.

        The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. If you are a Non-Registered Shareholder, you should carefully follow the instructions from the broker, investment dealer, bank or other intermediary that holds Fairmont Shares on your behalf in order to submit your Fairmont Shares.

  Delivery of Consideration

        At or promptly after the Effective Time, the Purchaser will deliver the Fairmont Share Consideration to the Depositary and will deliver the Option Consideration (on behalf of Fairmont) to the Depositary.

        As soon as practicable after the Effective Time, upon surrender to the Depositary for cancellation of certificate(s) which immediately prior to the Effective Time represented one or more Fairmont Shares that were exchanged for cash under the Arrangement, together with the Letter of Transmittal, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a check issued by the Depositary representing that amount of cash which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. On and after the Effective Time, all certificates that represented Fairmont Shares immediately prior to the Effective Time will cease to represent any rights with respect to Fairmont Shares and will only represent the right to receive the applicable portion of the Fairmont Share Consideration payable pursuant to the Plan of Arrangement.

        As soon as practicable following the Effective Date, the Purchaser will cause the Depositary to deliver, on behalf of Fairmont, to each holder of Fairmont Options a check or other form of payment agreed to by the holder representing the net cash payment, if any, payable to such holder of Fairmont Options in accordance with the provisions hereof. Fairmont will deduct and withhold amounts from such payments as is required to comply with applicable laws.

        Any use of mail to transmit certificate(s) for Fairmont Shares and/or Letters of Transmittal is at the risk of the relevant Fairmont Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.

        In the event of a transfer of ownership of Fairmont Shares prior to the Effective Time that is not registered in the transfer records of Fairmont, a check representing the proper amount of cash may be delivered to the transferee if the certificate representing such Fairmont Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time.

        Under no circumstances will interest on the consideration payable in connection with the Arrangement accrue or be paid by Fairmont, the Purchaser or the Depositary to persons depositing Fairmont Shares in connection with the Arrangement, regardless of any delay in making such payment.

        The Depositary will act as the agent of persons who have deposited Fairmont Shares in connection with the Arrangement for the purpose of receiving payment from the Purchaser and transmitting payment from the Purchaser to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Fairmont Shares.

        Unless otherwise directed in the Letter of Transmittal, the check to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Fairmont Shares so deposited. Unless the person who deposits the certificates representing the Fairmont Shares instructs the Depositary to hold the check for pick up by checking the appropriate box in the Letter of Transmittal, checks payable in U.S. funds will be forwarded by first class mail to the addresses supplied in the Letter of Transmittal. If no address is provided, checks will be forwarded to the address of the Shareholder as shown on the register of the Transfer Agent.

        If any Shareholder fails for any reason to surrender to the Depositary for cancellation the certificates formerly representing Fairmont Shares, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the sixth anniversary of the Closing Date, such certificate shall cease to represent a claim by or interest of any former Shareholder of any kind or nature. On such anniversary date, all certificates representing Fairmont shares and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been donated and forfeited to the Purchaser.

        Fairmont, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Fairmont Shareholder such amounts as Fairmont, the Purchaser, or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

        The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Fairmont against certain liabilities under applicable securities laws and expenses in connection therewith.

Interests of Senior Management and Others in the Arrangement

        In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of Fairmont's senior management and Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them along with other matters described below.

  Directors

        Mr. Fatt, the Chief Executive Officer of Fairmont, is also a director of Fairmont. Please see below under the heading "Officers" for a discussion of Mr. Fatt's interest in the Arrangement.

        The directors of Fairmont beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 33,599 Fairmont Shares, representing approximately 0.05% of the Fairmont Shares outstanding as of the close of business on March 13, 2006. All of the Fairmont Shares held by the directors of Fairmont will be treated in the same fashion under the Arrangement as Fairmont Shares held by any other Shareholder.

        The directors of Fairmont beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 124,000 Fairmont Options, representing approximately 0.17% of the Fairmont Options outstanding as of the close of business on March 13, 2006. All of the Fairmont Options held by the directors of Fairmont will be treated in the same manner under the Arrangement as Fairmont Options held by every other holder of Fairmont Options. The aggregate consideration payable to the directors of Fairmont under the Arrangement in respect of their Fairmont Options is approximately $2,601,658, assuming none of them exercises any Fairmont Options prior to the Closing Date.

        Under the DSU Plan, when directors of Fairmont cease to be directors, they are entitled to receive payments in respect of Fairmont DSUs granted to them under the DSU Plan. Notwithstanding the terms of the DSU Plan, pursuant to the Arrangement all Fairmont DSUs will be cancelled and terminated by Fairmont and each holder thereof will be entitled to receive from Fairmont, in exchange therefor, $45.00 per Fairmont DSU. As of March 13, 2006, Fairmont's non-executive directors hold 71,466 DSUs. The aggregate consideration payable to all directors of Fairmont under the DSU Plan upon completion of the Arrangement will be approximately $3,216,243.

        Each of the members of the Special Committee received a retainer fee of $2,000 and a per meeting fee of $1,000 from Fairmont.

  Officers

        Mr. Godsoe, the Chairman of the Board, does not serve full-time and accordingly is not treated by Fairmont as an executive officer for any regulatory or other purpose and he is therefore not included in the following discussion.

        The executive officers of Fairmont, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 183,800 Fairmont Shares, representing approximately 0.25% of the Fairmont Shares outstanding as of the close of business on March 13, 2006. All of the Fairmont Shares held by the officers of Fairmont will be treated in the same manner under the Arrangement as Fairmont Shares held by any other Shareholder.

        The executive officers of Fairmont, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 1,577,708 Fairmont Options, representing approximately 49.62% of the Fairmont Options outstanding as of the close of business on March 13, 2006. All of the Fairmont Options held by the executive officers of Fairmont will be treated in the same manner under the Arrangement as Fairmont Options held by any other holder of Fairmont Options. The aggregate consideration payable to the executive officers of Fairmont under the Arrangement in respect of their Fairmont Options is approximately $31,003,716, assuming none of them exercises any Fairmont Options prior to the Closing Date.

        The executive officers of Fairmont are generally parties to and have the benefit of various employment and severance agreements with Fairmont. Under these agreements, each of these executives is entitled to receive severance benefits if a change in control of Fairmont occurs and, within the three-year period following the change in control, the individual's employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for defined reasons such as a sale of all or substantially all the assets of Fairmont, a change in responsibilities or a reduction in salary or benefits. In such event, each of these senior officers will generally receive: salary for the severance period (36 months for Mr. Fatt and 24 months for all others), including amounts in lieu of continued participation in the short-term incentive plan, key employee long term incentive plan, deferred share units, key employee stock option plan (as such plans are described in Fairmont's annual information form dated March 10, 2006 under the sections entitled "Executive Compensation" and "Report on Executive Compensation" which sections are incorporated by reference herein) for the 24 or 36 month severance period, as applicable; life and health insurance plans for the 24 or 36 month severance period, as applicable; pay for vacation not taken; career counselling until new employment is found, and financial counselling, cost of annual physical examination and club fees for the 24 or 36 month severance period, as applicable, or a lump sum payment equal to two or three times, as applicable, these perquisites in the termination year; option to purchase company car, plus expenses for its use for the 24 or 36 month severance period, as applicable; lump sum payment equal to the present value of any housing loan; assistance for relocating in next 12 months, including a lump sum payment for loss of market value; a lump sum for professional membership fees for the 24 or 36 month severance period, as applicable; lump sum payment equivalent to pension benefits and retirement arrangements and to non-registered pension benefits, including amounts in lieu of continued participation in the pension plans for the 24 or 36 month severance period, as applicable, and a gross-up for the accelerated taxation of such lump sum benefit; and legal fees and expenses arising from termination. None of these executive officers is required to mitigate the amount of any payment provided for by seeking other employment or otherwise, and neither will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment. Pursuant to these agreements, Fairmont maintains letter of credit arrangements held in trust for the benefit of the executives for the purpose of ensuring the payment of the amounts payable under these agreements. Completion of the Arrangement will constitute a "change of control" under the employment and severance agreements.

        Under Fairmont's Key Employee Long-Term Incentive Plan ("KELTIP"), completion of the Arrangement will constitute a "change of control" of Fairmont. All units granted under the KELTIP in 2004 and 2005 will accelerate and the persons granted units would be entitled to be paid amounts as calculated under the KELTIP within thirty days of the date of the change of control. Under the KELTIP, a total of 322,084 Restricted Share Units and 171,484 Performance Share Units have been granted. The numbers of Restricted Share Units that will accelerate for the executive officers and all executive officers of Fairmont as a group are, respectively: Mr. Fatt, 69,657.017, Mr. Cahill, 32,319.515, Mr. Storey, 18,553.801, Mr. Williams, 9,632.438, Mr. Carnella, 6,932.041

Mr. Glennie, 9,820.221, Mr. Badour 9,294.738, Mr. Johnston 9,294.738 and Mr. Aubrey 6,759.995; and all executive officers as a group, 172,264.507. The numbers of Performance Share Units that will accelerate for the executive officers and all executive officers of Fairmont as a group are, respectively: Mr. Fatt, 69,657.07, Mr. Cahill, 32,319.515, Mr. Storey, 18,553.801, Mr. Williams, 9,632.438, Mr. Carnella, 6,932.041, Mr. Glennie, 9,820.221, Mr. Badour, 9,294.738, Mr. Johnston 9,294.738 and Mr. Aubrey, 6,759.995, and all executive officers as a group, 172,074.927. Each Restricted Share Unit will have a value at the date of the change of control equal to the average of the closing prices of a Share on the Toronto Stock Exchange for the twenty trading days before the date of the change of control, so the amount to be paid in respect of each Restricted Share Unit will only be calculable on the date of a change of control. The amount to be paid in respect of each Performance Share Unit will only be calculable at the date of the change of control, as that amount is determined with reference to the extent to which the total shareholder return of Fairmont during the period from the date of grant of the Units to the date of payment exceeds target levels stipulated at the time of the grant. These total shareholder return targets take into account the total shareholder return of a comparator group of North American companies which includes competitors of Fairmont in the hospitality industry. Units granted in each of 2004 and 2005 ranged in value from 100% of base salary to 275%, in the case of Mr. Fatt.

        The executive officers of Fairmont are also generally entitled to benefits, rights and payments under Fairmont's various incentive, retirement and pension plans. These benefits arise as normal incidents of employment for the officers of Fairmont and are not materially altered by the completion of the Arrangement.

  Indemnification and Insurance

        The Acquisition Agreement provides that the Purchaser will, or will cause Fairmont and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Fairmont and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time. Prior to the Effective Time, Fairmont may, in the alternative, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Time provided that the premiums do not exceed 250% of the premiums currently charged to Fairmont for directors' and officer's liability insurance.

        The Acquisition Agreement also provides that the Purchaser will directly honor all rights to indemnification or exculpation existing in favor of present and former officers and directors of Fairmont and its subsidiaries as of the date of the Acquisition Agreement, which shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

Intentions of Fairmont Directors and Executive Officers

        The directors and executive officers of Fairmont, who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 216,599 Fairmont Shares as at March 13, 2006, which represent 0.3% of the outstanding Fairmont Shares, have indicated that they intend to vote in favor of the Arrangement Resolution.

Sources of Funds for the Arrangement

        Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $4.0 billion, including transaction costs, is expected to be paid to refinance outstanding Fairmont indebtedness (including the outstanding Fairmont Convertible Notes), acquire all of the Fairmont Shares (assuming no Shareholders exercise their dissent rights) and Fairmont Options and satisfy all outstanding Fairmont DSUs. Fairmont is expected to pay an aggregate amount of approximately $69,190,066 to acquire and cancel all outstanding Fairmont Options and to satisfy all outstanding Fairmont DSUs. The following arrangements are intended to provide the balance of the necessary funding for the Arrangement.

  Debt Financing

        The Purchaser has received the Citibank Debt Commitment Letter from Citigroup Global Markets Inc. on behalf of itself, Citibank N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated therein (together, "Citigroup"), in an aggregate amount of $2.675 billion which, together with the equity financing described below, is sufficient to fund the acquisition pursuant to the Arrangement. Citigroup has the option of arranging to have other financial institutions provide portions of these facilities. It is Fairmont's understanding that substantially all of its assets will be pledged in connection with such financing.

        The obligation of the financial institutions to provide the debt financing on the terms outlined in the Citibank Debt Commitment Letter is subject to the following conditions, among others:

  •
  consummation of transactions contemplated by the Acquisition Agreement simultaneously with closing of credit facilities;

  •
  Affiliates of the Purchaser having contributed equity of at least $1.1 billion (this condition will be satisfied by the equity commitment described below);

  •
  no outstanding indebtedness after giving effect to transactions, with certain exceptions;

  •
  receipt by the lenders of certain historical and pro forma financial statements, a detailed business plan, solvency certificate of an executive officer and customary legal opinions;

  •
  there not having occurred since September 30, 2005 or January 29, 2006 any Material Adverse Effect; and

  •
  other customary conditions for financings of this type.

        Notwithstanding the foregoing financing commitment, the Purchaser may elect to pursue alternative means of financing.

  Equity Financing

        The Purchaser has entered into an Equity Commitment Letter pursuant to which Kingdom and Colony have agreed, severally, and not jointly, to provide, or cause to be provided, equity financing to the Purchaser (a combination of cash and Fairmont Shares) in an aggregate amount of approximately $1.385 billion as a source of funds required to consummate the Arrangement. The obligations of Kingdom and Colony to provide the equity financing on the terms outlined in the Equity Commitment Letter are subject to the satisfaction of the conditions set forth in Sections 6.1 and 6.2 of the Acquisition Agreement. See "Other Terms of the Acquisition Agreement — Conditions Precedent to the Arrangement". The equity commitment of Kingdom and Colony in the Equity Commitment Letter expires immediately upon the earliest to occur of (a) termination of the Acquisition Agreement, or (b) the assertion by Fairmont or any other person of any claim in any litigation or other proceeding under the Limited Guarantee.

  Limited Guarantee

        Pursuant to the Limited Guarantee, each of Kingdom Hotels International and Colony Investors VII, L.P., an affiliate of Colony Capital, LLC, severally, and not jointly, have unconditionally and irrevocably guaranteed the prompt and complete payment when due of the payment liability of the Purchaser (if any) that arises under the Acquisition Agreement, including the payment of damages with respect to breaches thereunder, up to an aggregate amount of $75 million. The Limited Guarantee terminates after the earliest to occur of (a) the occurrence of the Effective Time and payment of all obligations due by the Purchaser under the Acquisition Agreement at such time; (ii) termination of the Acquisition Agreement by mutual written consent pursuant to Section 8.2(1) thereof; (iii) termination of the Acquisition Agreement on or after June 29, 2006 (as such date may be extended with the consent of the guarantors) by Purchaser pursuant to Section 8.2(2)(a) thereof unless Fairmont disputes such termination by written notice to the Purchaser and both guarantors within 10 Business Days after such termination; or (iv) termination of the Acquisition Agreement by Fairmont pursuant to Section 8.2(4)(a) thereof. The Limited Guarantee, in effect, limits Fairmont's recovery of damages under the Acquisition Agreement to a maximum of $75 million in aggregate.

OTHER TERMS OF THE ACQUISITION AGREEMENT

        The following description of certain material provisions of the Acquisition Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is attached as Appendix B to this Circular. The Acquisition Agreement was filed on SEDAR and the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") on January 30, 2006.

        On January 29, 2006, Fairmont and the Purchaser entered into the Acquisition Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Acquisition Agreement, the Purchaser would acquire all of the issued and outstanding Fairmont Shares for a price equal to $45.00 in cash per Fairmont Share pursuant to the Arrangement.

Conditions Precedent to the Arrangement

  Mutual Conditions Precedent

        The Acquisition Agreement provides that the obligations of the parties to complete the transactions contemplated by the Acquisition Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the parties: (a) the Arrangement shall have been approved at the Meeting by not less than the Required Vote; (b) the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each of Fairmont and the Purchaser, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise; (c) all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or terminated; (d) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Arrangement or the other transactions contemplated by the Acquisition Agreement; and (e) the Acquisition Agreement shall not have been terminated in accordance with its terms.

  Additional Conditions Precedent to the Obligations of the Purchaser

        The Acquisition Agreement provides that the obligations of the Purchaser to complete the transactions contemplated by the Acquisition Agreement are also subject to the fulfillment of each of the following conditions precedent, each of which is for the Purchaser's exclusive benefit and may be waived by the Purchaser: (a) all covenants of Fairmont under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by Fairmont in all material respects; (b) the representations and warranties of Fairmont set forth in the Acquisition Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Fairmont (in addition, the representations and warranties relating to the capitalization of Fairmont shall be true and correct in all material respects); and (c) between the date of the Acquisition Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect with respect to Fairmont.

  Additional Conditions Precedent to the Obligations of Fairmont

        The obligations of Fairmont to complete the transactions contemplated by the Acquisition Agreement are also subject to the following conditions precedent, each of which is for the exclusive benefit of Fairmont and may be waived by Fairmont: (a) all covenants of the Purchaser under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects; and (b) the representations and warranties of the Purchaser set forth in the Acquisition Agreement shall be true and correct in all respects, without regard to any materiality or Purchaser Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Purchaser Material Adverse Effect.

Representations and Warranties

        The Acquisition Agreement contains representations and warranties of Fairmont and the Purchaser to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Fairmont and the Purchaser and may be subject to important qualifications and limitations agreed by Fairmont and the Purchaser in connection with negotiating its terms. Certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable under federal securities laws or were used for the purpose of allocating risk between Fairmont and the Purchaser rather than establishing matters as facts. For the foregoing reasons, Shareholders should not rely on the representations and warranties as statements of factual information.

        The Acquisition Agreement contains customary representations and warranties on the part of Fairmont relating to the following matters, among others: board approval; organization and qualification; authority relative to the Acquisition Agreement; no violations; capitalization; Shareholder Rights Plan; reporting status and securities law matters; ownership of subsidiaries; Legacy; public disclosure record; financial statements; Sarbanes-Oxley Act (United States); absence of certain changes; litigation; taxes; real property; personal property; contracts; permits; pension and employee benefits; compliance with laws; intellectual property; insurance; environment; employment agreements and collective agreements; vote required; Canadian Pacific Limited tax arrangement confirmation; and brokers.

        The Acquisition Agreement also contains customary representations and warranties of the Purchaser relating to matters that include: authority relative to the Acquisition Agreement; no violations; and financing.

Covenants of Fairmont

        The Acquisition Agreement also contains customary negative and affirmative covenants on the part of both parties.

        In the Acquisition Agreement, Fairmont has agreed, among other things, that, until the earlier of the Effective Time and the time that the Acquisition Agreement is terminated in accordance with its terms, unless the Purchaser otherwise agrees in writing (to the extent that such consent is permitted by applicable law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Acquisition Agreement or as is otherwise required by applicable law:

  (a)
  the business of Fairmont and its subsidiaries shall be conducted only, and Fairmont and its subsidiaries shall not take any action except, in the usual and ordinary course of business, and Fairmont shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, properties, employees, goodwill and business relationships;

  (b)
  Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Fairmont Shares owned by any person or the securities of any subsidiary owned by a person other than Fairmont other than, in the case of Fairmont, the regularly scheduled semi-annual cash dividends consistent with past practice and, in the case of any subsidiary wholly-owned by Fairmont, any dividends payable to Fairmont or any other wholly-owned subsidiary of Fairmont; (iii) adjust, split, combine or reclassify its capital stock; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Fairmont or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Fairmont or its subsidiaries, other than (A) the issuance of Fairmont Shares issuable pursuant to the terms of the outstanding Fairmont Options and the Fairmont Convertible Notes, (B) the grant of Fairmont Options pursuant to the terms of contractual commitments for each of the Fairmont Stock Option Plans, as applicable, (C) transactions between two or more Fairmont wholly-owned subsidiaries or between Fairmont and a

    Fairmont wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements made available to the Purchaser in a data room; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more Fairmont wholly-owned subsidiaries or between Fairmont and a Fairmont wholly-owned subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Fairmont or any of its subsidiaries; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (ix) make any material tax election or settle or compromise any material tax liability; or (x) enter into, modify or terminate any Contract (as defined in the Acquisition Agreement) with respect to any of the foregoing;

  (c)
  Fairmont shall promptly notify the Purchaser in writing of (i) any circumstance or development that, to the knowledge of Fairmont, is or would reasonably be expected to constitute a Material Adverse Effect on Fairmont or the Purchaser or any change in any material fact set forth in materials made available to the Purchaser in a data room, or in the Fairmont's public disclosure record and (ii) the occurrence of any loss, breakage or damage to a hotel property owned or managed by Fairmont or any of its subsidiaries in excess of $5,000,000 (irrespective of insurance or third party proceeds that have been or may be received in connection with such loss, breakage or damage);

  (d)
  Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business consistent with past practice: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any subsidiary) of Fairmont or of any subsidiary; (ii) except for the transactions set out in a data room made available to the Purchaser, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), transfer property, or purchase any property or assets of any other person, enter into or extend any option to acquire, or exercise an option to acquire, any real property or commence construction of, or enter into any Contract to develop or construct any real estate projects, if any of the foregoing would reasonably be expected to be material to Fairmont and are otherwise not in the ordinary course of business consistent with past practice; (iii) incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $5,000,000, except for refinancing of existing debt on substantially market terms and except as set forth in a data room made available to the Purchaser and except for incurring indebtedness under Fairmont's existing credit facilities for the purpose of securing payment to directors of Fairmont of amounts payable to them in respect of DSUs, and to employees of Fairmont of amounts which will become payable to them pursuant to change of control or employment agreements between such employees and Fairmont, in each case, as set forth in a data room made available to the Purchaser and in Fairmont's public disclosure record, which amounts do not exceed in the aggregate the amount set forth in a data room made available to the Purchaser; (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Fairmont's financial statements; (v) except as disclosed in a data room made available to the Purchaser, waive, release, grant or transfer any rights of material value; (vi) enter into a new line of business, or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

  (e)
  except as disclosed in a data room made available to the Purchaser, Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly, (i) enter into, amend or voluntarily terminate any contract with respect to the purchase or sale or development or management of any hotel or property, (ii) enter into, or amend in any material respect, any contract or series of contracts resulting in a new contract or series of related new contracts or modifications to an existing contract or series of related existing contracts outside of the ordinary course of business, that would result in any contract having a term in excess of 12 months and which is not terminable by Fairmont or its subsidiaries upon notice of

    90 days or less from the date of the relevant contract or modification of contract or impose payment or other obligations on Fairmont or any of its subsidiaries in excess of $5,000,000, (iii) enter into any contract that would limit or otherwise restrict Fairmont or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict the Purchaser or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect or (iv) terminate, cancel or amend in any material respect any Material Contract (as defined in the Acquisition Agreement) other than in the usual and ordinary course of business consistent with past practice;

  (f)
  other than as is necessary to comply with applicable Laws or Contracts, or in accordance with its short term incentive plan as in effect on the date hereof and contained in a data room made available to the Purchaser, neither Fairmont nor any of its subsidiaries (i) shall grant to any officer or director of Fairmont or any of its subsidiaries an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies disclosed in a data room made available to the Purchaser, (iv) enter into any employment agreement with any officer or director of Fairmont or any of its subsidiaries, (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or materially amend or make any contribution to any Fairmont Plan (as defined in the Acquisition Agreement) or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Fairmont or any of its subsidiaries, except in clauses (i), (ii), (iv) and (v) in the usual and ordinary course of business consistent with past practice;

  (g)
  Fairmont shall not, and shall not permit any of its subsidiaries to, make any loan, advances or capital contributions to, or investments in, any other person other than wholly-owned subsidiaries or make any loans to any officer, or director of Fairmont or any of its subsidiaries;

  (h)
  Fairmont shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Actions (as defined in the Acquisition Agreement) or any material claim or material Liability (as defined in the Acquisition Agreement) other than in the usual and ordinary course of business consistent with past practice or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of Fairmont in its capacity as such and that (A) requires any payment to such security holders by Fairmont or any subsidiary or (B) adversely affects in any material respect the ability of Fairmont and the subsidiaries to conduct their business in a manner consistent with past practice; and

  (i)
  Fairmont shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Fairmont or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Fairmont or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

        In addition, Fairmont is required to:

  (a)
  subject to compliance with fiduciary duties, use all commercially reasonable efforts to obtain the Required Vote;

  (b)
  use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Fairmont or a subsidiary in connection with the Arrangement from other parties to contracts, including from any ground lessors. Notwithstanding anything to the contrary in the Acquisition Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by the Acquisition

    Agreement, (i) without the prior written consent of the Purchaser which shall not be unreasonably withheld, none of Fairmont or any of its subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of the Purchaser or its respective Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment to or incur any liability or other obligation;

  (c)
  use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Fairmont or any of its subsidiaries relating to the Arrangement;

  (d)
  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Fairmont or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep the Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing the Purchaser with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for the Purchaser to provide its comments thereon;

  (e)
  defend all lawsuits or other legal, regulatory or other proceedings against Fairmont challenging or affecting the Acquisition Agreement or the consummation of the transactions contemplated hereby;

  (f)
  take all actions required under the Indenture, including the giving of any notices to the trustees or the holders of the Fairmont Convertible Notes and the execution of any supplemental indenture, (i) in connection with the consummation of the transactions contemplated by the Acquisition Agreement and any offer that may be required to be made to the holders of the Fairmont Convertible Notes under the terms of the Indenture in connection therewith and (ii) to ensure that following the Arrangement, Fairmont will be able to satisfy any conversion of the Fairmont Convertible Notes by way of a cash payment; and

  (g)
  use all commercially reasonable efforts to enter into a new lease with respect to the property in Jasper, Alberta in the ordinary course of business substantially in accordance with the lease terms disclosed in a data room made available to the Purchaser.

Covenants of the Purchaser

        In the Acquisition Agreement, the Purchaser agreed, and agreed to cause its subsidiaries to, perform all obligations required or desirable to be performed by the Purchaser or any of the Purchaser's subsidiaries under the Acquisition Agreement, co-operate with Fairmont in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Acquisition Agreement and, without limiting the generality of the foregoing, the Purchaser agreed to and where appropriate agreed to cause its subsidiaries to:

  (a)
  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to the Purchaser or any of the Purchaser's subsidiaries and relating to Fairmont or any of Fairmont's subsidiaries which are typically applied for by an offeror and, in doing so, keep Fairmont reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Fairmont with copies of all related applications and notifications in draft form (other than confidential information contained in such applications and notifications), in order for Fairmont to provide its reasonable comments thereon;

  (b)
  use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Fairmont or any of its subsidiaries relating to the Arrangement;

  (c)
  defend all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting the Acquisition Agreement or the consummation of the transactions contemplated hereby;

  (d)
  make available to Fairmont, on a timely basis after consummation of the Arrangement, sufficient funds to permit Fairmont to meet its obligations under the Fairmont Convertible Note Indenture with respect to the conversion or any required repurchase of Fairmont Convertible Notes;

  (e)
  cause its Affiliates to vote (or cause to be voted) all Fairmont Shares held by each of them in favor of the Arrangement and transactions contemplated hereby; and

  (f)
  designate one person from whom Fairmont may seek approval to undertake any actions not permitted to be taken under certain negative covenants in the Acquisition Agreement and to ensure that such person responds to Fairmont's requests in an expeditious manner.

Covenants of Fairmont Regarding Non-Solicitation

        Fairmont has agreed, except as otherwise permitted by the Acquisition Agreement, not to, directly or indirectly, through any officer, director, employee, representative or agent of Fairmont or any of its subsidiaries, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than the Purchaser and its Affiliates) regarding an Acquisition Proposal, (iii) withdraw, amend or modify in a manner adverse to the Purchaser, the approval of the Board of the Arrangement, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (v) accept or enter into any agreement, understanding, arrangement or Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the non-solicitation provisions in the Acquisition Agreement).

Consideration of Alternative Transactions

        Prior to the date the Required Vote is obtained, nothing contained in the Acquisition Agreement will prevent the Board from entering into an agreement or engaging in discussions or negotiations with or furnishing information to (subject to compliance with the non-solicitation provisions) any person who has made an unsolicited bona fide, written Acquisition Proposal that (a) did not result from a breach of the provisions of the Acquisition Agreement relating to non-solicitation; (b) involves not less than 50.01% of the outstanding Fairmont Shares (excluding any Fairmont Shares held by such person or its Affiliates) or 50.01% of the consolidated assets of Fairmont and its subsidiaries taken as a whole; (c) in respect of which the Board determines in good faith after consultation with its Financial Advisors and its outside counsel that the Acquisition Proposal would be reasonably likely, if consummated, to result in a Superior Proposal.

        Fairmont must promptly (and in any event within 24 hours of receipt by Fairmont) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal or inquiry received after January 29, 2006 (whether or not relating to any Acquisition Proposal or inquiry received prior to January 29, 2006) that could reasonably be expected to lead to an Acquisition Proposal, in each case received after January 29, 2006, of which any of its directors or officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Fairmont or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Fairmont or any of its subsidiaries by any person that informs Fairmont or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry. Fairmont must the keep the Purchaser informed of any change to the material terms of any such Acquisition Proposal or inquiry.

        If Fairmont receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal where Fairmont is not in breach of the non-solicitation provisions of the Acquisition Agreement and the Board determines in good faith after consultation with its Financial Advisors and its outside counsel that such proposal would be reasonably likely, if consummated, to lead to a Superior Proposal, then, and only in such case, the Board may, subject to the execution by such person of a confidentiality agreement having terms not less favorable to Fairmont than the confidentiality agreements signed by Kingdom and Colony, provide such person with access to information regarding Fairmont, provided that the Purchaser is promptly provided with a list and copies of all information provided to such person not previously provided to the Purchaser and is promptly provided with access to information similar to that which was provided to such person.

        Nothing contained in the non-solicitation provisions prohibits the Board from making any disclosure to Fairmont's Shareholders prior to the Effective Time if, in the good faith judgment of the Board, after consultation with outside counsel, such disclosure is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law.

Right to Match

        The Acquisition Agreement provides the Purchaser with a right to match any Superior Proposal during a response period (the "Response Period") of three Business Days after the date on which the Purchaser receives a written notice from the Board that the Board has determined, subject only to compliance with the right to match provisions, to accept, approve, recommend or enter into a binding agreement to proceed with a Superior Proposal. In the event that Fairmont provides the Purchaser with the notice on a date that is less than five Business Days prior to the Meeting, Fairmont is entitled to adjourn the Meeting to a date that is not more than five Business Days after the date of such notice.

        During the Response Period, the Purchaser has the right, but not the obligation, to offer to amend the terms of the Acquisition Agreement. The Board will review any such proposal by the Purchaser to amend the terms of the Acquisition Agreement, including an increase in, or modification of, the consideration to be received by the holders of Fairmont Shares, to determine whether the Acquisition Proposal to which the Purchaser is responding would be a Superior Proposal when assessed against the Arrangement as it is proposed by the Purchaser to be amended. If the Board determines that the Acquisition Proposal would no longer be a Superior Proposal if the Arrangement was so amended and the Purchaser enters into an amendment to the Acquisition Agreement incorporating the terms of the amended offer, the Board will promptly publicly reaffirm its recommendation of the Arrangement. If the Board does so determine in good faith after consultation with its Financial Advisors and its outside counsel, Fairmont may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

        Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Fairmont Shares will constitute a new Acquisition Proposal for the purposes of the right to match provisions and the Purchaser will be afforded a new Response Period in respect of each such Acquisition Proposal.

Termination Fee

        The Acquisition Agreement provides that Fairmont will pay to the Purchaser $115 million less any amounts actually paid by Fairmont to the Purchaser for reimbursement of expenses (as described below) under "Expense Reimbursement":

  (a)
  if the Purchaser terminates the Acquisition Agreement as a result of (i) the Board withdrawing, amending or modifying in a manner adverse to the Purchaser its approval or recommendation of the Arrangement; (ii) the Board approving or recommending an Acquisition Proposal; (iii) Fairmont entering into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Acquisition Agreement); (iv) except where the Purchaser decides to exercise its right to match, the public announcement by Fairmont or the Board of its intention to do any of the foregoing; (v) any person (other than the Purchaser or any of its Affiliates) becoming the beneficial owner of 33 1/3% or more of the outstanding Fairmont Shares (either on a primary or diluted basis); or (vi) the cancellation, adjournment or postponement of the Meeting (except as expressly permitted by the Acquisition Agreement or agreed to by the Purchaser in writing);

  (b)
  if Fairmont terminates the Acquisition Agreement after the Board approves and authorizes Fairmont to enter into an agreement providing for the implementation of a Superior Proposal where (i) the Required Vote has not yet been obtained; (ii) Fairmont has not breached its obligations under the non-solicitation or right to match provisions; and (iii) the Board has determined in good faith, after consultation with its Financial Advisors, that such definitive agreement constitutes a Superior Proposal;

  (c)
  if (i) after January 29, 2006, a bona fide Acquisition Proposal is made or proposed to Fairmont or otherwise publicly announced, or a person publicly announces an intention to do so (which has not been withdrawn), provided that any amendment to the Icahn Offer changing the offer price or the number of Fairmont Shares sought for purchase would constitute a new Acquisition Proposal for purposes of this clause (i); (ii) the Acquisition Agreement is terminated by (A) either the Purchaser or Fairmont as a result of the Required Vote not being obtained at the Meeting or as a result of the Effective Time not occurring on or after the Outside Date or (B) the Purchaser as a result of Fairmont breaching any of its representations, warranties, covenants or agreements in the Acquisition Agreement that would give rise to the failure of certain conditions to closing; (iii) within 12 months following the date of such termination, Fairmont enters into a contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above); and (iv) Fairmont consummates such Acquisition Proposal, whether or not amended prior to its consummation; provided that for purposes of the foregoing clause (iii) only, references in the definition of the term "Acquisition Proposal" to the phrase "20% or more" are to be deemed to be replaced by the phrase "more than 50%"; and

  (d)
  if (i) after January 29, 2006, any person or group of persons acting in concert (other than the Purchaser and its Affiliates) becomes the beneficial owner of 20% or more of the outstanding Fairmont Shares, (ii) the Acquisition Agreement is terminated by (A) either the Purchaser or Fairmont as a result of the Required Vote not being obtained at the Meeting or as a result of the Effective Time not occurring on or after the Outside Date or (B) by the Purchaser as a result of Fairmont breaching any of its representations, warranties, covenants or agreements in the Acquisition Agreement that would give rise to the failure of certain conditions to closing; (iii) within 12 months following the date of such termination, Fairmont enters into a contract providing for the implementation of an Acquisition Proposal; and (iv) Fairmont consummates such Acquisition Proposal, whether or not amended prior to its consummation; provided that for purposes of the foregoing clause (iii) only, references in the definition of the term "Acquisition Proposal" to the phrase "20% or more" shall be deemed to be replaced by the phrase "more than 50%".

Expense Reimbursement

        The Acquisition Agreement also provides that Fairmont will pay to the Purchaser (a) the reasonable documented expenses of the Purchaser and its Affiliates incurred in connection with the transactions contemplated by the Acquisition Agreement not to exceed $10 million if the Purchaser terminates the Acquisition Agreement as a result of Fairmont breaching any of its representations, warranties, covenants or agreements in the Acquisition Agreement that would give rise to the failure of certain conditions to closing; and (b) the reasonable documented expenses of the Purchaser and its Affiliates incurred in connection with the transactions contemplated by the Acquisition Agreement, if (i) the Acquisition Agreement is terminated (other than where the Purchaser is in breach or if any Law makes the consummation of the Arrangement or the other transactions contemplated by the Acquisition Agreement illegal); and (ii) after January 29, 2006, any person or group of persons acting in concert (other than the Purchaser and its Affiliates) shall have become the beneficial owner of 20% or more of the outstanding Fairmont Shares.

        In no event will Fairmont be required to pay in respect of the termination fee and reimbursement of expenses, in the aggregate, an amount in excess of $115 million.

Termination Rights

  Termination by Fairmont

        The Acquisition Agreement may be terminated by Fairmont at any time prior to the Effective Time if: (a) the Board approves and authorizes Fairmont to enter into an agreement providing for the implementation of a Superior Proposal where (i) the Required Vote has not yet been obtained; (ii) Fairmont has not breached its obligations under the non-solicitation or right to match provisions; (iii) the Board has determined in good faith, after consultation with its Financial Advisors, that such definitive agreement constitutes a Superior Proposal; and (iv) Fairmont pays the Termination Fee to the Purchaser, (b) Fairmont is not in material breach of its obligations under the Acquisition Agreement and the Purchaser breaches any of its representations, warranties, covenants or agreements contained in the Acquisition Agreement that would give rise to the failure of certain conditions to closing.

  Termination by the Purchaser

        The Acquisition Agreement may be terminated by the Purchaser at any time prior to the Effective Time if: (a) the Board withdraws, amends or modifies in a manner adverse to the Purchaser its approval or recommendation of the Arrangement; (b) the Board approves or recommends an Acquisition Proposal; (c) Fairmont enters into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Acquisition Agreement); (d) except in connection with Fairmont's notifying the Purchaser of its desire to accept another Acquisition Proposal subject to the Purchaser not exercising its right to match, Fairmont or the Board publicly announces its intention to do any of the foregoing; (e) any person (other than the Purchaser or any of its Affiliates) becomes the beneficial owner of 33 1/3% or more of the outstanding Fairmont Shares (either on a primary or diluted basis); (f) the Meeting is cancelled, adjourned or postponed (except as expressly permitted by the Acquisition Agreement or agreed to by the Purchaser in writing); or (g) the Purchaser is not in material breach of its obligations under the Acquisition Agreement and Fairmont breaches any of its representations, warranties, covenants or agreements contained in the Acquisition Agreement that would give rise to the failure of certain conditions to closing.

  Termination by Either Fairmont or the Purchaser

        The Acquisition Agreement may be terminated by either Fairmont or the Purchaser at any time prior to the Effective Time if: (a) the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate the Acquisition Agreement under this clause (a) is not available to any party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date; (b) the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof); or (c) any Law makes the consummation of the Arrangement or the transactions contemplated by the Acquisition Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

Pre-Acquisition Reorganization

        Fairmont agreed in the Acquisition Agreement that, upon request by the Purchaser, Fairmont shall, and shall cause its subsidiaries to, at the expense of the Purchaser, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as the Purchaser may request, acting reasonably (each a "Pre-Acquisition Reorganization") and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they can be undertaken most effectively. The Purchaser acknowledged and agreed in the Acquisition Agreement that the Pre-Acquisition Reorganizations shall (A) not delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties) or (B) not be considered in determining whether a representation or warranty of Fairmont under the Acquisition Agreement has been breached. The Purchaser must provide written notice to Fairmont of any proposed Pre-Acquisition Reorganization at least twenty days prior to the Effective Time. Upon receipt of such notice, the Purchaser and Fairmont have agreed to, at the expense of the Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties agreed to seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Closing Date (but after the Purchaser shall have waived or confirmed that all conditions to Closing have been satisfied), and in any event, shall not be a condition to completion of the Arrangement.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

        An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Fairmont obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix G to this Circular.

        Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on April 20, 2006 in the Court at 393 University Avenue, 10th Floor, Toronto, Ontario. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a "Notice of Appearance") as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for the Final Order is attached as Appendix H to this Circular.

        Assuming the Final Order is granted and the other conditions to closing contained in the Acquisition Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Regulatory Matters

        The Arrangement is conditional upon the filing of all required notifications, the receipt of all required approvals under applicable antitrust and competition laws and the satisfaction of other regulatory requirements, or the expiration of applicable waiting periods under such laws, including under the Competition Act (Canada) (described below), the HSR Act (described below) and other applicable competition or antitrust laws. The Arrangement is also conditional upon other similar laws, approval under the Investment Canada Act (Canada) (described below) and change of control and related Acts in various jurisdictions throughout the world.

  Competition Act

        The Competition Act (Canada) requires that parties to certain merger transactions that exceed specified size thresholds ("Notifiable Transactions") provide to the Commissioner of Competition (the "Commissioner") appointed under the Competition Act prior notice of, and information relating to, the merger transaction. Notification must be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42-day waiting period from the time a complete notification is made).

        The Commissioner's review of a Notifiable Transaction may take longer than the statutory waiting period. Upon completion of the Commissioner's review, the Commissioner may decide to (i) challenge the Notifiable Transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, (ii) issue a "no action" letter stating that the Commissioner does not intend to challenge the Notifiable Transaction at that time but retains the authority to do so for three years after completion of the Notifiable Transaction, or (iii) issue an advance ruling certificate. Where an advance ruling certificate is issued and the Notifiable Transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the advance ruling certificate was issued.

        The Purchaser and Fairmont made short-form filings with the Commissioner on March 13, 2006 and requested the issuance of an advance ruling certificate. It is a condition to the completion of the Arrangement that Fairmont and the Purchaser (i) receive an advance ruling certificate or (ii) the waiting period under Part IX of the Competition Act has expired or been reduced by the Commissioner and the Purchaser shall have been advised in writing by the Commissioner that she has determined that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement (referred to as a "no action" letter).

  HSR Act

        Under the HSR Act, the Arrangement may not be completed until the required HSR notifications have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the required waiting period has expired or been earlier terminated. Under the HSR Act, the Arrangement may not be completed until thirty (30) days after the initial filings (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, thirty (30) days after the parties have substantially complied with that request for additional information (unless this period is shortened by a grant of early termination). Each of the parties filed the required Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on or before March 8, 2006.

  Investment Canada Act

        Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers that are responsible for reviewing transactions. Where a transaction is subject to the review requirement (a "Reviewable Transaction"), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.

        The prescribed factors of assessment to be considered by the responsible Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada's ability to compete in world markets.

        The Investment Canada Act contemplates an initial review period of 45 days after filing; however, if the responsible Minister has not completed the review by that date, the responsible Minister may unilaterally extend the review period by up to 30 days (or such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister can take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant. If a notice that a Reviewable Transaction is determined not to be of net benefit to Canada is sent to the applicant, it may not be implemented (although the applicant would have an additional 30 days to make representations and submit undertakings in an effort to secure approval). If no notice is sent to the applicant by the responsible Minister within the 45 day period or the extended period, as the case may be, the Reviewable Transaction is deemed to be approved by such Minister.

        The acquisition of control of Fairmont contemplated by the Arrangement exceeds the relevant monetary thresholds and is therefore a Reviewable Transaction. Because the business activities of Fairmont in Canada include a de minimis amount of cultural activities in addition to its other business activities, an application for review under the Investment Canada Act has been filed with each of the Directors of Investments appointed by the Minister of Industry and the Minister of Canadian Heritage on March 3, 2006 and on February 28, 2006, respectively.

        Fairmont expects that each of the foregoing regulatory approvals will be obtained without undue delay.

  Other Regulatory Filings

        Additional notifications regarding the Arrangement were filed or are expected to be filed in jurisdictions including Germany, Estonia and Malta.

Convertible Note Indenture

        The Arrangement will constitute a "Reorganization" and a "Designated Event" under the terms of the Fairmont Convertible Note Indenture. As a result, holders may, subject to the terms of the Fairmont Convertible Note Indenture, convert Fairmont Convertible Notes commencing with the 15th day prior to the Closing Date. Following the Effective Time and so long as the Fairmont Convertible Notes are convertible, Fairmont will be entitled to satisfy any conversion of the Fairmont Convertible Notes by way of a cash payment in the amount of $1,192.68 for each $1,000 principal amount of Fairmont Convertible Notes (assuming a Conversion Rate of 26.5041 Fairmont Shares per $1,000 principal amount of Convertible Notes). In addition, the Fairmont Convertible Note Indenture provides that within 30 business days following the Closing Date, Fairmont will be required to make an offer to purchase the outstanding Fairmont Convertible Notes at a purchase price of $1,000 for each $1,000 principal amount of Fairmont Convertible Notes plus accrued interest to the date of purchase.

        The Purchaser has informed Fairmont that it is considering making an offer, directly or indirectly through a subsidiary, to purchase the outstanding Fairmont Convertible Notes prior to the Effective Time. The terms of any such offer have not yet been finalized, and will be determined by the Purchaser in the event that it decides to proceed with the offer. If the Purchaser proceeds with the offer, subject to the receipt of certain regulatory relief from Canadian securities regulatory authorities, the Fairmont Convertible Notes owned by the Purchaser and its subsidiaries will be transferred to Fairmont for cancellation on the Closing Date.

Stock Exchange De-Listing and Reporting Issuer Status

        The Fairmont Shares are expected to be de-listed from the TSX and NYSE following the Closing Date. Fairmont will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) and under the U.S. securities laws under which it is currently a reporting foreign private issuer.

DISSENTING SHAREHOLDERS' RIGHTS

        Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Fairmont Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the $45.00 payable pursuant to the terms of the Arrangement.

        Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Fairmont Shares that are registered in that Shareholder's name.

        In many cases, shares beneficially owned by a Non-Registered Holder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder's name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder's behalf (which, if the Fairmont Shares are registered in the name of CDS or other clearing agency, may require that such Fairmont Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Fairmont Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

        A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Fairmont at Canadian Pacific Tower, Suite 1600, P.O. Box 40 Toronto Dominion Centre 100 Wellington Street West, Toronto, ON M5K 1B7 (Attention: Corporate Secretary) at or before 5:00 p.m. (Toronto time) on April 17, 2006 (or 5:00 p.m. (Toronto time) on the day that is one Business Day immediately preceding any adjourned or postponed Meeting). It is important that Registered Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA.

        The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favor of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favor of the Arrangement Resolution, being the Fairmont Shares. The CBCA does not provide, and Fairmont will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Fairmont Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favor of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Fairmont Shares in favor of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights. See "Information Concerning the Meeting and Voting".

        A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to Fairmont c/o the Transfer Agent a written notice (a "Demand for Payment") containing its name and address, the number of Fairmont Shares in respect of which he or she dissents (the "Dissenting Fairmont Shares"), and a demand for payment of the fair value of such Fairmont Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to Fairmont or the Transfer Agent certificates representing Fairmont Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Fairmont Shares has no right to make a claim under section 190 of the CBCA.

        Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Fairmont Shares other than the right to be paid the fair value of the Dissenting Fairmont Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws its Dissent Notice before Fairmont makes an Offer to Pay, or (ii) Fairmont fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall Fairmont or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Closing Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Closing Date.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Fairmont Shares shall be deemed to have transferred such Dissenting Fairmont Shares to the Purchaser at the Effective Time.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Fairmont Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Closing Date.

        Fairmont is required, not later than seven (7) days after the later of the Closing Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Fairmont Shares in an amount considered by the Board to be the fair value of the Fairmont Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Fairmont must pay for the Dissenting Fairmont Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Fairmont does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

        If Fairmont fails to make an Offer to Pay for a Dissenting Shareholder's Fairmont Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Fairmont may, within fifty (50) days after the Closing Date or within such further period as a court may allow, apply to a court to fix a fair value for the Fairmont Shares of Dissenting Shareholders. If Fairmont fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, Fairmont will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Fairmont Shares of all Dissenting Shareholders. The final order of a court will be rendered against Fairmont in favor of each Dissenting Shareholder for the amount of the fair value of its Dissenting Fairmont Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Closing Date until the date of payment. Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Fairmont Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Fairmont Shares.

        The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix I to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

        For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Tax Considerations for Shareholders".

INFORMATION CONCERNING FAIRMONT

        Fairmont is a leading North American manager of luxury hotels and resorts. Fairmont currently has 87 luxury and first-class hotels and resorts in two portfolios representing more than 33,500 rooms. Fairmont and its predecessors have operated and owned hotels for over 118 years and Fairmont currently manages properties under the Fairmont and Delta brand names.

        Fairmont traces its history back to the late 1880s, when some of Canada's great railway hotels were built. Assets like The Fairmont Banff Springs hotel, rated as one of the top 500 hotels in the world by Travel & Leisure magazine in 2002, are part of Canada's great railway hotel heritage. For many years, these hotels were operated as CP Hotels within the Canadian Pacific Limited family of businesses which focused on the railway, transportation and related infrastructure across Canada.

        In 1996, with the North American lodging business rapidly expanding, Canadian Pacific Limited recognized an opportunity to create a global luxury hotel company. The decision was taken to significantly expand the business of CP Hotels by leveraging its platform of heritage hotels in Canada. As a result, in 1997, Legacy Hotels Real Estate Investment Trust ("Legacy") was created with the concurrent sale of 11 of CP Hotels' city-centre hotel properties to the newly formed trust. This important step illustrated two strategies which continue to guide the growth and development of Fairmont today and are fundamental to its future plans. First, the creation of Legacy initiated an important approach to sourcing capital through the sale of assets. Second, the move reflected a strategic objective of migrating the Fairmont business to an operator model with Fairmont's future focussed on management through its world class brands.

        In 1998, the Delta Hotels portfolio was acquired, including 27 Canadian hotels under management or franchise. This acquisition was an important step in securing a significant position in the Canadian marketplace for the broader hotel management business. This was followed by the acquisition of Princess Hotels, a portfolio of seven warm weather resorts in the United States, Mexico, Bermuda and Barbados. This was a significant step in establishing the increasing importance of Fairmont's business outside of Canada.

        In 1999, CP Hotels acquired Fairmont Hotels and the Fairmont brand, including the management of a portfolio of seven U.S. city-centre hotels. CP Hotels then undertook the rebranding of its luxury hotels to take on the Fairmont Hotels & Resorts name, creating a portfolio of significant properties in five countries under a single flag.

        In 2001, Fairmont became a publicly-traded company listed on both the NYSE and the TSX.

        The strategy of Fairmont, with the objective of maximizing shareholder value, has been to:

  •
  acquire hotels with unfulfilled potential;

  •
  reposition the acquired assets (including investment of necessary capital);

  •
  improve and stabilize the operating performance of the underlying assets; and

  •
  monetize the investment and redeploy the capital where suitable circumstances exist to do so.

        Today the Fairmont portfolio spans nine countries (Canada, the United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates) and consists of 87 luxury and first-class hotels and resorts representing more than 33,500 rooms. Fairmont operates under two distinct hotel brands, namely Fairmont Hotels & Resorts (49 properties with approximately 22,200 rooms) and Delta Hotels (38 properties with approximately 11,400 rooms). Fairmont has real estate interests in 21 properties, including 14 wholly-owned properties and several joint venture/partnership properties and vacation ownership properties, large undeveloped land blocks in Toronto and 112 acres of undeveloped land contiguous to Fairmont's hotels (excluding the 65,000 acres at Fairmont Kenauk at Le Château Montebello). In addition, Fairmont has several projects or assets suitable for vacation ownership/residential purposes. Fairmont also has a 23.7% ownership interest in Legacy, which owns 24 properties, all of which are managed by Fairmont. In connection with its portfolio, Fairmont also has proprietary spa, retail and golf businesses.

        Additional information about Fairmont can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Principal Shareholders

        According to securities filings made by T. Rowe Price Associates, Inc., as at December 31, 2005, T. Rowe Price Associates, Inc. exercised control or direction over 7,869,600 Fairmont Shares, representing approximately 10.916% of Fairmont Shares as of that date. In addition, T. Rowe Price Associates, Inc. has recently advised Fairmont that it currently exercises control or direction over 7,227,500 Fairmont Shares, or approximately 9.990% of Fairmont Shares as of March 13, 2006. Other than T. Rowe Price Associates, Inc., the directors and officers of Fairmont are not aware of any person who, as at March 13, 2006, beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Fairmont Shares.

Indebtedness of Directors, Officers and Employees

        As of March 16, 2006, other than routine indebtedness (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) no employee, director or officer of Fairmont, and no former employee, director or officer of Fairmont, was indebted to the Corporation or its subsidiaries.

Auditors

        PricewaterhouseCoopers LLP is the auditor of Fairmont.

Capitalization of Fairmont

        The authorized share capital of Fairmont consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of March 13, 2006, 73,345,487 Fairmont Shares are outstanding. In addition, as of March 13, 2006, options to acquire up to 3,179,671 additional Fairmont Shares that were granted pursuant to the Fairmont Option Plans are outstanding. Also, an aggregate of up to 7,156,107 Fairmont Shares are issuable upon the conversion of the Fairmont Convertible Notes on certain conditions.

INFORMATION CONCERNING THE PURCHASER, KINGDOM AND COLONY

        The following information about the Purchaser, Kingdom and Colony is a general summary only and is not intended to be comprehensive.

  Purchaser

        The Purchaser is a corporation formed by Affiliates of Kingdom and Colony on January 26, 2006 and is wholly-owned by Affiliates of Kingdom and Colony. The Purchaser was formed solely for the purpose of entering into the Acquisition Agreement and consummating the Arrangement. The Purchaser has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

  Kingdom Hotels International

        Kingdom is owned by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin AbdulAziz Al Saud and his family. HRH Prince Alwaleed and related trusts and other entities have made substantial investments in multiple sectors including banking, hotels, media, telecommunications, technology, construction and real estate, entertainment, and upscale fashion, among numerous others. Significant hotel-related investments include various Four Seasons, Fairmont and Mövenpick hotel properties and interests in Fairmont Hotels & Resorts, Four Seasons Hotels and Resorts and Mövenpick Hotels & Resorts, covering the ownership, management of and development of more than 200 hotels throughout North America, Europe, the Middle East, Asia and Africa. Significant investments in other sectors include interests in Citigroup, News Corp., Time Warner, Motorola, Apple Computers, Ballast Nedam, Canary Wharf, Disneyland Paris, Saks Inc. and Kingdom Center. Kingdom has advised Fairmont that, as of March 13, 2006, it beneficially owns or controls 3,548,883 Fairmont Shares, being approximately 4.9% of the outstanding Fairmont Shares.

  Colony Capital, LLC

        Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack, Jr., Colony Capital, LLC is a private, international investment firm focusing primarily on real estate-related assets and operating companies. At the completion of this transaction, Colony Capital, LLC, through its sponsored investment vehicles, will have invested in transactions with a gross value of more than $20 billion and in over 8,000 assets through various corporate, portfolio and complex property transactions. The firm owns the legendary Raffles hotel business and the Costa Smeralda resort in Sardinia, Italy. Colony Capital, LLC's other investments in exclusive leisure lifestyle and resort properties have included the Amanresorts hotel chain, London's Savoy Group, the Orchid at Mauna Lani on Hawaii's Big Island, The Stanhope Hotel in New York City, the "W" in Honolulu, the Mayfair in Miami, Resorts International in Atlantic City, the Atlantic City Hilton, the Las Vegas Hilton, Accor Casinos in Europe, and the Sunrise Colony Country Club communities. Colony has a staff of more than 110 and is headquartered in Los Angeles, with offices in New York, Boston, Hawaii, Paris, London, Madrid, Rome, Beirut, Hong Kong, Tokyo, Taipei, Shanghai and Seoul. Colony has advised Fairmont that, as of March 13, 2006, it does not beneficially own or control any Fairmont Shares.

FAIRMONT MARKET PRICE AND TRADING VOLUME DATA

        The Fairmont Shares are listed and posted for trading on the NYSE and the TSX under the symbol "FHR". The following table summarizes the market prices and volumes of trading of the Fairmont Shares on the TSX for each of the periods indicated:

	Price Range
	High		Low		Volume
2006
January	C$	50.99	C$	46.25	6,192,111
February		51.42		49.76	5,407,759
March 1 to 15		52.00		50.11	1,401,416
2005
First Quarter		42.41		37.32	9,346,207
Second Quarter		44.29		38.51	7,342,447
Third Quarter		44.16		34.90	8,313,526
Fourth Quarter		50.36		35.53	9,324,123
2004
First Quarter		35.93		32.12	8,505,231
Second Quarter		36.97		32.40	8,654,786
Third Quarter		37.18		32.22	9,823,704
Fourth Quarter		42.73		33.89	6,417,365
2003
First Quarter		37.50		28.10	14,057,023
Second Quarter		33.94		29.91	11,070,849
Third Quarter		37.60		30.77	8,559,637
Fourth Quarter		37.10		32.50	8,284,769

        The following table summarizes the market price and volumes of trading of the Fairmont Shares on the NYSE for each of the periods indicated:

	Price Range
	High	Low	Volume
2006
January	$44.52	$41.01	19,609,200
February	44.39	44.06	20,626,500
March 1 to 15	44.59	44.33	3,100,300
2005
First Quarter	34.92	30.18	23,590,900
Second Quarter	35.39	30.80	19,522,400
Third Quarter	35.98	29.90	25,860,900
Fourth Quarter	43.75	30.24	45,616,700
2004
First Quarter	28.30	24.15	21,849,300
Second Quarter	27.30	23.36	19,275,700
Third Quarter	28.25	24.51	23,190,600
Fourth Quarter	34.72	27.03	18,177,200
2003
First Quarter	23.78	19.07	11,443,800
Second Quarter	24.92	20.55	14,084,300
Third Quarter	27.20	22.68	14,307,700
Fourth Quarter	27.64	24.77	18,239,722

        On November 4, 2005, the last trading day on the NYSE and the TSX prior to the public expressions of interest in Fairmont, the closing price of the Fairmont Shares on the NYSE was $35.13 and on the TSX was C$41.90 per Fairmont Share. On January 27, 2006, the last trading day on the NYSE and the TSX prior to the announcement of the Arrangement, the closing price of the Fairmont Shares on the NYSE was $43.82 and on the TSX was C$50.44.

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, Canadian counsel to Fairmont, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds its Fairmont Shares as capital property, deals at arm's length with Fairmont and the Purchaser, and is not affiliated with, Fairmont or Purchaser. Generally, Fairmont Shares will be capital property to a Shareholder unless the Fairmont Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Fairmont Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Fairmont Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of

Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Fairmont Shares will be listed on the TSX at the Effective Time.

        This summary is not applicable to a Shareholder (i) that is, for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, a "financial institution" (as defined in the Tax Act), or (ii) who acquired its Fairmont Shares upon the exercise of a Fairmont Option or conversion of a Fairmont Convertible Note. Each holder of Fairmont Options and Fairmont Convertible Notes is urged to consult its tax advisors concerning the tax consequences of the Arrangement for holders of Fairmont Options or arising as a result of the Arrangement for holders of Fairmont Convertible Notes.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

  Currency Translation

        All amounts relevant to the computation of income under the Tax Act must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the spot currency exchange rate prevailing on the date each such amount arises.

  Shareholders Resident in Canada

        The following portion of this summary is generally applicable to a Shareholder who is a Resident Shareholder.

  Disposition of Fairmont Shares

        A Resident Shareholder who disposes of Fairmont Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Fairmont Shares to the Resident Shareholder and any reasonable costs of disposition.

        Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances prescribed by the Tax Act.

        The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Fairmont Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Fairmont Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Fairmont Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Fairmont Shares. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

        A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

        Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

  Dissenting Shareholders

        A Resident Shareholder who exercises Dissent Rights (a "Resident Dissenting Shareholder") will transfer such holder's Fairmont Shares to the Purchaser in exchange for payment by the Purchaser of the fair value of such Fairmont Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the holder's Fairmont Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Fairmont Shares and any reasonable costs of disposition. See "Disposition of Fairmont Shares" above. Interest awarded by a court to a Resident Dissenting Shareholder will be included in the shareholder's income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

  Shareholders Not Resident in Canada

        The following portion of this summary is applicable to a Shareholder who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Non-Resident Shareholders should consult their own tax advisors.

  Disposition of Fairmont Shares

        A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Fairmont Shares under the Arrangement unless the Fairmont Shares are "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

        Generally, Fairmont Shares will not be taxable Canadian property to a Non-Resident Shareholder at the Effective Time provided that (i) the Fairmont Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Fairmont at any time during the sixty (60) month period that ends at the Effective Time. Notwithstanding the foregoing, Fairmont Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        Even if Fairmont Shares are considered to be taxable Canadian property of a Non-Resident Shareholder at the Effective Time, the Non-Resident Shareholder may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

        In the event that the Fairmont Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of Fairmont Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading "Shareholders Resident in Canada — Disposition of Fairmont Shares" will generally apply.

  Dissenting Shareholders

        A Non-Resident Shareholder who exercises Dissent Rights (a "Non-Resident Dissenting Shareholder") will transfer such holder's Fairmont Shares to the Purchaser in exchange for payment by the Purchaser of the fair value of such Fairmont Shares. In general, the tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement. See "Disposition of Fairmont Shares" above.

        The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty. Non-Resident Dissenting Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.

Certain United States Federal Income Tax Considerations

        The following is a summary of the material U.S. federal income tax consequences of the Arrangement to Shareholders. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, proposed regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. Fairmont has not sought and will not seek any rulings from the Internal Revenue Service with respect to the consequences discussed below. The discussion below is not binding on the Internal Revenue Service or the courts. The discussion applies only to Shareholders who hold shares as capital assets. This discussion does not apply to certain types of Shareholders (such as insurance companies, tax-exempt organizations, financial institutions, persons who acquired Fairmont Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, traders, broker-dealers, persons who hold or have held Fairmont Shares as part of a straddle or a hedging, integrated constructive sale or conversion transaction for tax purposes) who may be subject to special rules. This discussion does not address any aspect of state, local or foreign or other tax Laws, or estate or gift tax considerations, or the alternative minimum tax.

        For purposes of this discussion, a person is a "U.S. holder" if such person is not a partnership, is the beneficial owner of Fairmont Shares and is (1) a citizen or resident of the United States, including, in some cases, former citizens and former long-time residents, (2) a corporation or other entity taxable as a corporation created or organized under the Laws of the United States or any of its political subdivisions, (3) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person, or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source. If a partnership holds Fairmont Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is a beneficial owner of Fairmont Shares should consult its own tax advisor. A "non-U.S. holder" is a beneficial owner of Fairmont Shares that is not a U.S. holder.

        THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION PURPOSES ONLY AND ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, FAIRMONT URGES SHAREHOLDERS TO CONSULT WITH THEIR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO THEM AND THE PARTICULAR TAX EFFECTS TO THEM OF THE ARRANGEMENT, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

  Federal Income Tax Considerations for U.S. Holders of Fairmont Shares

        The receipt of cash by a U.S. holder for Fairmont Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who surrenders Fairmont Shares for cash pursuant to the Arrangement will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder's adjusted tax basis in the shares surrendered. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered for cash pursuant to the Arrangement. If the holding period in Fairmont Shares surrendered pursuant to the Arrangement is greater than one year as of the date of the Arrangement, the gain or loss will be long-term capital gain or loss. The deductibility of a capital loss is subject to limitations under the U.S. Internal Revenue Code.

        Backup federal withholding tax generally will be withheld at a rate of 28% from all cash payments to which a U.S. holder of Fairmont Shares is entitled pursuant to the Arrangement, unless the U.S. holder (1) qualifies for certain exempt categories, including corporations and financial institutions, or (2) provides a certified taxpayer identification number on Form W-9 or Substitute Form W-9 and otherwise complies with backup withholding rules. Backup withholding is not an additional tax, but an advance payment. Any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. holder's United States federal income tax liability, if any, provided that the required information or appropriate claim for refund is filed with the Internal Revenue Service.

  Federal Income Tax Considerations for Non-U.S. Holders of Fairmont Shares

        The receipt of cash by a non-U.S. holder for Fairmont Shares will not be subject to United States federal income tax, including withholding tax, provided that:

  •
  any gain or loss is not effectively connected with the conduct by that non-U.S. holder of a trade or business within the United States; and

  •
  in the case of an individual, the non-U.S. holder has not been present in the United States for 183 days or more during the taxable year in which the Arrangement is effected.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon by McCarthy Tétrault LLP and Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Fairmont and by Stikeman Elliott LLP, Goodmans LLP, Willkie Farr & Gallagher LLP and Hogan & Hartson LLP on behalf of the Purchaser. As at the date of this Circular, partners and associates of McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of Fairmont and its Associates and Affiliates.

ADDITIONAL INFORMATION

        Information contained herein is given as of March 16, 2006, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

        Additional information relating to Fairmont, including Fairmont's most current Annual Information Form (together with documents incorporated therein by reference), the comparative consolidated financial statements of Fairmont for the financial year ended December 31, 2005, together with the report of the auditors thereon, management's discussion and analysis of Fairmont's financial condition and results of operations for fiscal 2005 which provide financial information concerning Fairmont can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of those documents, as well as any additional copies of this Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

QUESTIONS AND FURTHER ASSISTANCE

        If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., Fairmont's proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-443-3002

APPROVAL OF FAIRMONT

        The contents and mailing to Shareholders of this Circular have been approved by the Board.

Toronto, Ontario March 16, 2006	STUART M. MILLER Executive Director, Corporate Services and Compliance and Corporate Secretary

CONSENT OF UBS SECURITIES LLC

        We hereby consent to the references to the opinion dated January 29, 2006 of our firm in the Chairman's letter attached to the management information circular of Fairmont Hotels & Resorts Inc. dated March 16, 2006 (the "Circular") and under the captions "Background to the Acquisition Agreement", "Reasons for the Arrangement" and "Fairness Opinions" and to the inclusion of the foregoing opinion in the Circular.

Dated March 16, 2006	UBS SECURITIES LLC
(Signed) UBS SECURITIES LLC

CONSENT OF AVINGTON INTERNATIONAL

        We hereby consent to the references to the opinion dated January 29, 2006 of our firm in the Chairman's letter attached to the management information circular of Fairmont Hotels & Resorts Inc. dated March 16, 2006 (the "Circular") and under the captions "Background to the Acquisition Agreement", "Reasons for the Arrangement" and "Fairness Opinions" and to the inclusion of the foregoing opinion in the Circular.

Dated March 16, 2006	AVINGTON INTERNATIONAL
(Signed) AVINGTON INTERNATIONAL

CONSENT OF SCOTIA CAPITAL INC.

        We hereby consent to the references to the opinion dated January 29, 2006 of our firm in the Chairman's letter attached to the management information circular of Fairmont Hotels & Resorts Inc. dated March 16, 2006 (the "Circular") and under the captions "Background to the Acquisition Agreement", "Reasons for the Arrangement" and "Fairness Opinions" and to the inclusion of the foregoing opinion in the Circular.

Dated March 16, 2006.	SCOTIA CAPITAL INC.
(Signed) SCOTIA CAPITAL INC.

CONSENT OF MCCARTHY TÉTRAULT LLP

        We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the management information circular of Fairmont Hotels & Resorts Inc. dated March 16, 2006 (the "Circular") and to the inclusion of the foregoing opinion in the Circular.

Dated March 16, 2006.	MCCARTHY TÉTRAULT LLP
(Signed) MCCARTHY TÉTRAULT LLP

GLOSSARY OF TERMS

        The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

        "13D Filing" has the meaning ascribed thereto under "The Arrangement — Background to the Acquisition Agreement — Icahn's Approach".

        "Acquisition Proposal" means, any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, sale of assets representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole), any purchase or sale of shares of capital stock or other securities of Fairmont or any of its subsidiaries or rights or interests therein or thereto representing 20% or more of the voting power of the capital stock of Fairmont or any of its subsidiaries representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole, or similar transactions involving Fairmont and/or such subsidiaries, including a tender or exchange offer, excluding the Arrangement and the transactions contemplated by the Acquisition Agreement.

        "Acquisition Agreement" means the acquisition agreement dated January 29, 2006, between 3128012 Nova Scotia Limited and Fairmont and any amendment thereto made in accordance with such agreement.

        "Affiliate" has the meaning ascribed to it in the Securities Act.

        "allowable capital loss" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Fairmont Shares".

        "Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Acquisition Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

        "Arrangement Resolution" means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting and set out in Appendix A to this Circular.

        "Articles of Arrangement" means the articles of arrangement of Fairmont in respect of the Arrangement, to be filed with the Director after the Final Order is made.

        "Associate" has the meaning ascribed to it in the Securities Act.

        "Avington International Fairness Opinion" means the fairness opinion delivered by Avington International to the Special Committee and the Board on January 29, 2006, a copy of which is attached as Appendix D.

        "Board" means the Board of Directors of Fairmont.

        "Business Day" means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Canada or New York, New York, United States of America.

        "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time.

        "CDS" means The Canadian Depository for Securities Limited.

        "Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

        "Circular" means this management information circular of Fairmont, including the Notice of Meeting and all schedules, appendices and exhibits and all documents incorporated by reference herein.

        "Citibank Debt Commitment Letter" means the commitment letter dated February 23, 2006 from Citigroup Global Markets Inc. in favor of the Purchaser.

        "Citigroup" has the meaning ascribed to it under the heading "Debt Financing".

        "Closing Date" means the date of the Certificate of Arrangement giving effect to the Arrangement.

        "Colony" means Colony Capital, LLC.

        "Commissioner" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Matters — Competition Act".

        "Corporation" means Fairmont Hotels & Resorts Inc., a company existing under the laws of Canada and any corporation formed on the amalgamation of the Corporation with one or more of its wholly-owned subsidiaries, together with, unless the context implies otherwise, all of its subsidiaries and Affiliates.

        "Court" means the Superior Court of Justice (Ontario).

        "CRA" means the Canada Revenue Agency.

        "Debt Commitment Letter" means the commitment letter dated January 29, 2006 from JP Morgan in favor of the Purchaser.

        "Demand for Payment" has the meaning ascribed to it under "Dissenting Shareholders' Rights".

        "Depositary" means Computershare Investor Services Inc. or such other person as is appointed to act as depositary for the purposes of the Arrangement by Fairmont, acting reasonably.

        "Director" means the Director appointed pursuant to Section 260 of the CBCA.

        "Directors' Circular" has the meaning ascribed thereto under "The Arrangement — Background to the Acquisition Agreement — Assessment of Icahn Offer and Potential Strategic Alternatives".

        "Dissent Notice" means the written objection of a Registered Shareholder to the Arrangement Resolution, submitted to Fairmont in accordance with the Dissent Procedures.

        "Dissent Procedures" means the dissent procedures, as described under the heading "Dissenting Shareholders' Rights".

        "Dissent Rights" means the rights of dissent of a Registered Shareholder in respect of the Arrangement Resolution described in the Plan of Arrangement.

        "Dissenting Shareholder" has the meaning ascribed thereto in the Plan of Arrangement.

        "Dissenting Fairmont Shares" means the Fairmont Shares in respect of which a Dissenting Fairmont Shareholder dissents.

        "DSU Consideration" means the aggregate consideration payable to holders of Fairmont DSUs pursuant to the Plan of Arrangement.

        "DSU Plan" means the Fairmont Deferred Share Unit Plan for Directors.

        "Effective Time" means 9:00 a.m. (Toronto Time) on the Closing Date.

        "Equity Commitment Letter" means the fully executed commitment letter dated January 29, 2006 from Kingdom and Colony in favor of the Purchaser.

        "Exchanges" means the TSX and NYSE.

        "Exchange Rate" means the Bank of Canada's published rate of exchange for U.S. dollars at noon on the day prior to the Closing Date.

        "Fairmont Shares" means the common shares of the Corporation.

        "Fairmont" means Fairmont Hotels & Resorts Inc., a corporation existing under the laws of Canada and any corporation formed on the amalgamation of Fairmont with one or more of its wholly-owned subsidiaries, together with, unless the context implies otherwise, all of its subsidiaries and Affiliates.

        "Fairmont Convertible Note Indenture" means the indenture dated as of December 8, 2003 (as supplemented and amended in accordance with the terms thereof) between The Bank of New York, as trustee, and Fairmont.

        "Fairmont Convertible Notes" means the $270,000,000 aggregate principal amount of 3.75% convertible senior notes of Fairmont maturing December 1, 2023 issued pursuant to the Fairmont Convertible Note Indenture.

        "Fairmont Deferred Share Unit Plan" means the Directors' Deferred Fairmont Share Unit Plan of Fairmont.

        "Fairmont DSU" means a deferred share unit allocated to an eligible director of Fairmont pursuant to the terms of the DSU Plan.

        "Fairmont Option" means an option to purchase Fairmont Shares granted under any of the Fairmont Stock Option Plans.

        "Fairmont Share Consideration" means the aggregate consideration payable to holders of Fairmont Shares pursuant to the Plan of Arrangement.

        "Fairmont Stock Option Plans" means the Directors' Stock Option Plan and the Fairmont Key Employee Stock Option Plan.

        "Fairmont Shares" means the issued and outstanding common shares in the capital of Fairmont.

        "Fairness Opinions" means the Avington International Fairness Opinion, the Scotia Capital Fairness Opinion and the UBS Securities Fairness Opinion.

        "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

        "Financial Advisors" means, collectively, UBS Securities, Avington International and Scotia Capital.

        "GAAP" means Canadian generally accepted accounting principles.

        "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "Icahn" has the meaning ascribed to it under the heading "The Arrangement — Background to the Acquisition Agreement — Icahn's Approach".

        "Icahn Offer" means the partial offer made by Icahn Partners Fund LP and Icahn Partners Master Fund LP on the terms and conditions set forth in the offer to purchase and accompanying circular dated December 9, 2005.

        "Insider" has the meaning ascribed to it in the Securities Act.

        "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Fairmont and the Purchaser, each acting reasonably), containing a declaration and directions in respect of the notice to be given in respect of and the conduct of the Meeting with respect to the Arrangement.

        "Intermediary" means an intermediary with which a Non-Registered Holder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

        "JP Morgan" means JP Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc.

        "KELTIP" means Fairmont's Key Employee Long-Term Incentive Plan.

        "Kingdom" means, collectively, Kingdom 5-KR-189, Ltd., a company existing under the laws of the Cayman Islands, Kingdom I (USA), Ltd., a corporation existing under the laws of Delaware and Kingdom Hotels International, a company existing under the laws of the Cayman Islands, or any one of them as the context requires, and with respect to the Fairmont Shares owned by Kingdom, including any assignee of such Fairmont Shares prior to the Effective Time.

        "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term "applicable" with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

        "Legacy" means Legacy Hotels Real Estate Investment Trust.

        "Letter of Transmittal" means the letter of transmittal to be sent by Fairmont to Shareholders for use in connection with the Arrangement.

        "Limited Guarantee" means the limited guarantee dated January 29, 2006 by Kingdom Hotels International and Colony Investors VII, L.P. in favor of Fairmont.

        "Material Adverse Effect" means, when used in connection with Fairmont, any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, (i) is material and adverse to the business, affairs, results of operations or financial condition of Fairmont and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of Fairmont to perform its obligations hereunder, provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement or the other transactions contemplated by the Acquisition Agreement shall be disregarded for purposes of this clause (ii), in each case, other than any change, effect, event or occurrence resulting from (a) the announcement of the execution of the Acquisition Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (b) changes in the U.S. or Canadian economies or securities or currency markets in general, (c) changes generally affecting the hospitality business in the U.S. or Canada, (d) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (e) any change in applicable Laws or regulations or in GAAP, or (f) any natural disaster, except in the case of clauses (c), (d), (e) and (f) to the extent any such change effect, event or occurrence has had a materially disproportionate effect on Fairmont as compared to other persons in the hospitality business in the U.S. or Canada, as the case may be. Purchaser acknowledges that (i) a failure to meet any earnings estimates previously made public by Fairmont, or (ii) any decrease in the market price or any decline in the trading volume of Fairmont Shares on either of the Exchanges shall not, in and of itself, constitute a Material Adverse Effect.

        "Meeting" means the special meeting of Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Arrangement Resolution.

        "Non-Registered Shareholder" means a non-registered beneficial holder of Fairmont Shares whose shares are held through an Intermediary.

        "Non-Resident Dissenting Shareholder" means a Non-Resident Shareholder who exercises Dissent Rights.

        "Non-Resident Shareholder" means a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not resident or deemed to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold Fairmont Shares in connection with carrying on a business in Canada.

        "Notice of Appearance" has the meaning ascribed thereto in "Principal Legal Matters — Court Approval of the Arrangement and Completion of the Agreement".

        "Notice of Meeting" means the Notice of Special Meeting of Shareholders of Fairmont dated March 16, 2006.

        "Notifiable Transaction" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Matters — Competition Act."

        "NYSE" means the New York Stock Exchange.

        "Offer to Pay" means the written offer of Fairmont to each Dissenting Shareholder who has sent a Demand for Payment to pay for its Fairmont Shares in an amount considered by the Board to be the fair value of the shares, all in compliance with the Dissent Procedures.

        "Option Consideration" means the aggregate consideration payable to holders of Fairmont Options pursuant to the Plan of Arrangement.

        "Outside Date" means June 30, 2006, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties Notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is materially the result of such Party's failure to cooperate in obtaining such Regulatory Approval.

        "person" includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

        "Plan of Arrangement" means the plan of arrangement substantially in the form of Appendix F hereto as amended or varied pursuant to the terms hereof and thereof.

        "Pre-Acquisition Reorganization" means a re-organization of the business, operations and assets of Fairmont and the integration of other affiliated businesses as the Purchaser may request, acting reasonably, as set forth in the Acquisition Agreement.

        "Proposed Amendments" means all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof

        "Purchase Price" means the sum of $45.00 in cash per Fairmont Share or Fairmont DSU, as applicable, payable in cash.

        "Purchaser" means 3128012 Nova Scotia Limited, a corporation incorporated under the laws of the Province of Nova Scotia and any successor corporations thereto.

        "Purchaser Material Adverse Effect" means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Acquisition Agreement by the Purchaser or materially impair or delay the ability of the Purchaser to perform its obligations thereunder.

        "Purchaser Shares" means the common shares in the capital of the Purchaser.

        "Record Date" means the close of business on March 13, 2006.

        "Registered Shareholder" means a registered holder of Fairmont Shares as recorded in the Fairmont shareholders' register maintained by the Transfer Agent.

        "Regulations" means the regulations under the Tax Act.

        "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required to consummate the Plan of Arrangement, including those set forth in Schedule C to the Acquisition Agreement but except for (A) those consents, permits and other approvals relating to the operation of the business conducted at any material Property and which do not, in the aggregate, materially adversely affect the conduct of the operations of the business conducted at such Property and (B) those consents, permits and other approvals relating to the operation of the business conducted at any Property that is not a material Property the failure of which to obtain, taken together with any consents, permits or other approvals referred to in clause (A) that are not obtained, would not reasonably be expected to have a Material Adverse Effect and, for greater certainty, except for such consents, permits and other approvals required solely in connection with any Pre-Acquisition Reorganization or the Purchaser's financing of the transactions contemplated by the Acquisition Agreement;

        "Required Vote" means, subject to the approval of the Court, 66 2/3% of the votes cast on the Arrangement Resolution by holders of Fairmont Shares, present in person or by proxy at the Meeting, each Fairmont Share entitling the holder thereof to one vote on the Arrangement Resolution.

        "Resident Dissenting Shareholder" means a Resident Shareholder who exercises Dissent Rights.

        "Resident Shareholder" means a Shareholder who, for purposes of the Tax Act and any applicable income tax treaty, at all relevant times, is or is deemed to be resident in Canada.

        "Response Period" means, as set forth in the Acquisition Agreement, a response period of three Business Days after the date on which the Purchaser receives a written notice from the Board that the Board has determined, subject only to compliance with the right to match provisions, to accept, approve, recommend or enter into a binding agreement to proceed with a Superior Proposal.

        "Scotia Capital" means Scotia Capital Inc.

        "Scotia Capital Fairness Opinion" means the fairness opinion delivered by Scotia Capital to the Special Committee and the Board on January 29, 2006, a copy of which is attached as Appendix E.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act (Ontario), as amended.

        "SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

        "Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of July 30, 2001 and amended and restated as of May 3, 2005 between Fairmont and Computershare Trust Company of Canada, as amended from time to time.

        "Shareholders" means the Registered Shareholders and Non-Registered Shareholders and "Shareholder" means either a Registered Shareholder or a Non-Registered Shareholder.

        "Special Committee" means the special committee of the Board formed to consider, among other things, the Arrangement.

        "subsidiary" means, with respect to a specified person, any person of which at least 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified person and shall include any person over which such specified person exercises direction or control or which is in a like relation to a subsidiary.

        "Superior Proposal" means any unsolicited bona fide written Acquisition Proposal (i) that relates to not less than 50.01% of outstanding Fairmont Shares or 50.01% of the assets of Fairmont and its subsidiaries taken as a whole, (ii) which the Board determines, in its good faith judgment, after receiving the advice of its Financial Advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions more favorable from a financial point of view to the Shareholders than those contemplated by the Acquisition Agreement (including any alterations to the Acquisition Agreement agreed to in writing by the Purchaser in response thereto in accordance with Section 7.3 of the Acquisition Agreement), and (iii) for which financing, to the extent required, is then committed.

        "taxable capital gain" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Fairmont Shares".

        "Tax Act" means the Income Tax Act (Canada), as amended.

        "Termination Fee" means the $115 million termination fee payable to Purchaser by Fairmont in certain circumstances under the terms of the Acquisition Agreement.

        "Transactions" means, collectively, the transactions contemplated by the Acquisition Agreement and in the Plan of Arrangement.

        "Transfer Agent" means Computershare Trust Company of Canada.

        "TSX" means the Toronto Stock Exchange.

        "UBS Securities Fairness Opinion" means the fairness opinion delivered by UBS Securities to the Special Committee and the Board on January 29, 2006, a copy of which is attached as Appendix C.

        "UBS Securities" means UBS Securities LLC.

APPENDIX A

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE FAIRMONT SHAREHOLDERS

BE IT RESOLVED THAT:

  1.
  The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Fairmont Hotels & Resorts Inc. ("Fairmont"), as more particularly described and set forth in the Management Information Circular (the "Circular") of Fairmont accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

  2.
  The plan of arrangement, as it may be or has been amended, (the "Plan of Arrangement") involving Fairmont, the full text of which is set out in Appendix F to the Circular, is hereby approved and adopted.

  3.
  The Acquisition Agreement, the actions of the directors of Fairmont in approving the Arrangement and the actions of the officers of Fairmont in executing and delivering the Acquisition Agreement and any amendments thereto are hereby ratified and approved.

  4.
  Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Fairmont or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of Fairmont are hereby authorized and empowered (i) to amend the Acquisition Agreement, or the Plan Arrangement to the extent permitted by the Acquisition Agreement, and (ii) subject to the terms of the Acquisition Agreement, not to proceed with the Arrangement.

  5.
  Any officer or director of Fairmont is hereby authorized and directed for and on behalf of Fairmont to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Acquisition Agreement.

  6.
  Any officer or director of Fairmont is hereby authorized and directed for and on behalf of Fairmont to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

ACQUISITION AGREEMENT

    THIS ACQUISITION AGREEMENT dated January 29, 2006,

B E T W E E N :

    3128012 NOVA SCOTIA LIMITED, a company incorporated under the laws of the Province of Nova Scotia ("Purchaser")

    – and –

    FAIRMONT HOTELS & RESORTS INC., a corporation incorporated under the laws of Canada ("Fairmont")

        THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I

INTERPRETATION

1.1   Definitions

        In this Agreement, unless the context otherwise requires:

  "Acquisition Proposal" means, any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, sale of assets representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole), any purchase or sale of shares of capital stock or other securities of Fairmont or any of its subsidiaries or rights or interests therein or thereto representing 20% or more of the voting power of the capital stock of Fairmont or any of its subsidiaries representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole, or similar transactions involving Fairmont and/or such subsidiaries, including a tender or exchange offer, excluding the Arrangement and the transactions contemplated by this Agreement;

  "affiliate" has the meaning ascribed thereto in the Securities Act;

  "Agreement" means this Acquisition Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

  "Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

  "Arrangement Resolution" means the special resolution of the Fairmont Shareholders, to be substantially in the form and content of Schedule B hereto;

  "Articles of Arrangement" means the articles of arrangement of Fairmont in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

  "business day" means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Canada or New York, New York, United States of America;

  "CBCA" means the Canada Business Corporations Act (Canada) and the regulations made thereunder, as promulgated or amended from time to time;

  "Closing Date" has the meaning ascribed thereto in Section 2.3;

  "Commitment Letter" has the meaning ascribed thereto in Section 4.1(c);

  "Competition Act" means the Competition Act (Canada), as amended from time to time;

  "Confidentiality Agreements" means (a) the letter agreement dated December 9, 2005 between Colony Capital Acquisitions, LLC and Fairmont pursuant to which Purchaser has been provided with access to confidential information of Fairmont and (b) the letter agreement dated December 13, 2005 between Kingdom Hotels International and Fairmont pursuant to which Purchaser has been provided with access to confidential information of Fairmont;

  "Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Fairmont or any of its subsidiaries is a party or by which Fairmont or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

  "Court" means the Ontario Superior Court of Justice;

  "CP Tax Arrangement Confirmation" means opinions of McCarthy Tétrault LLP, as regards matters of Canadian law, and Sidley Austin LLP, as regards matters of United States law, each in form and substance reasonably acceptable to Purchaser, confirming that the consummation of the Arrangement, and any actions, omissions or transactions of Fairmont in connection therewith, will not cause the arrangement completed by Canadian Pacific Limited in October 2001 or any related transactions to be taxed in a manner inconsistent with the tax rulings obtained in connection with such arrangement. Such opinions may rely on representations or undertakings by Fairmont, Purchaser or both;

  "Data Room" means the Fairmont data room posted on the www.intralinks.com web site as in effect at 11:59 p.m. EST, January 27, 2006, or if hard copies are delivered to Purchaser thereafter but prior to 11:59 p.m. EST, January 28, 2006, 11:59 p.m. EST, January 28, 2006 with respect to such hard copies;

  "Debt Financing" has the meaning ascribed thereto in Section 4.1(c);

  "Director" means the Director appointed pursuant to Section 260 of the CBCA;

  "Directors' DSUs" means deferred share units granted to directors of Fairmont granted under the DSU Plan;

  "Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

  "DSU" has the meaning ascribed thereto in Section 5.6(d);

  "DSU Plan" has the meaning ascribed thereto in Section 5.6(d);

  "Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

  "Environment" means the natural environment (including, soil, land surface or subsurface strata, surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

  "Environmental Laws" means all applicable Laws (including in the United States, the Comprehensive Environmental Response, Compensation and Liability Act) relating to public health and safety, noise control, pollution or the protection of the Environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the Environment, and all Permits issued pursuant to such Laws;

  "Equity Funding Letter" has the meaning ascribed thereto in Section 4.1(c);

  "Exchange" means the Toronto Stock Exchange or the New York Stock Exchange, and "Exchanges" means both of them;

  "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

  "Financial Advisors" has the meaning ascribed thereto in Section 3.1(a);

  "Fairmont Circular" means the notice of the Fairmont Meeting and accompanying Fairmont management information circular, including all appendices thereto, to be sent to Fairmont Shareholders in connection with the Fairmont Meeting, as amended, supplemented or otherwise modified;

  "Fairmont Convertible Notes" means the $270,000,000 principal aggregate amount of 3.75% convertible senior notes of Fairmont maturing December 1, 2023;

  "Fairmont Financial Statements" has the meaning ascribed thereto in Section 3.1(k);

  "Fairmont Meeting" means the special meeting of Fairmont Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

  "Fairmont Option" means an option to purchase Fairmont Shares granted under any of the Fairmont Stock Option Plans;

  "Fairmont Organizational Documents" has the meaning ascribed thereto in Section 3.1(b);

  "Fairmont Plans" has the meaning ascribed thereto in Section 3.1(t)(i);

  "Fairmont Shareholders" means the holders of Fairmont Shares;

  "Fairmont Shares" means the common shares in the capital of Fairmont;

  "Fairmont Stock Option Plans" means the Directors' Stock Option Plan and the Fairmont Key Employee Stock Option Plan;

  "Fairmont's Public Disclosure Record" means all documents filed on the System for Electronic Document Analysis Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) after December 31, 2002 and before January 28, 2006;

  "Fairness Opinion" means an opinion of the Financial Advisors to the Special Committee and the Board of Directors of Fairmont that, as of the date of such opinion, the consideration provided by the Arrangement is fair from a financial point of view, to the Fairmont Shareholders;

  "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

  "Financing" has the meaning ascribed thereto in Section 4.1(c);

  "GAAP" means Canadian generally accepted accounting principles;

  "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  "Hazardous Substances" means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials;

  "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

  "including" means including without limitation, and "include" and "includes" have a corresponding meaning;

  "Indebtedness" means, without duplication but excluding indebtedness between a person and its wholly-owned subsidiaries, (a) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (b) obligations under conditional sale or other title retention Contracts relating to purchased property, (c) capitalized lease obligations, (d) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof) and (e) guarantees of any Indebtedness of any other person;

  "Indenture" has the meaning ascribed thereto in Section 3.1(e);

  "Intellectual Property Rights" has the meaning ascribed thereto in Section 3.1(v);

  "Interim Order" means the interim order of the Court, as the same may be amended in respect of the Arrangement, as contemplated by Section 2.2;

  "JPM" has the meaning ascribed thereto in Section 4.1(c);

  "Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term "applicable" with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

  "Lease Documents" has the meaning ascribed thereto in Section 3.1(p)(ii);

  "Leased Properties" has the meaning ascribed thereto in Section 3.1(p)(ii);

  "Legacy" has the meaning ascribed thereto in Section 3.1(i);

  "Legal Actions" has the meaning ascribed thereto in Section 3.1(n);

  "Liens" means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

  "Material Adverse Effect" means, when used in connection with Fairmont, any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, (i) is material and adverse to the business, affairs, results of operations or financial condition of Fairmont and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of Fairmont to perform its obligations hereunder, provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement or the other transactions contemplated by this Agreement shall be disregarded for purposes of this clause (ii), in each case, other than any change, effect, event or occurrence resulting from (a) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (b) changes in the U.S. or Canadian economies or securities or currency markets in general, (c) changes generally affecting the hospitality business in the U.S. or Canada, (d) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (e) any change in applicable Laws or regulations or in GAAP, or (f) any natural disaster, except in the case of clauses (c), (d), (e) and (f) to the extent any such change effect, event or occurrence has had a materially disproportionate effect on such person as compared to other persons in the hospitality business in U.S. or Canada, as the case may be. Purchaser acknowledges that (i) a failure to meet any earnings estimates previously made public by Fairmont, or (ii) any decrease in the market price or any decline in the trading volume of Fairmont Shares on either of the Exchanges shall not, in and of itself, constitute a Material Adverse Effect;

  "Material Contracts" has the meaning ascribed thereto in Section 3.1(r)(i)(J);

  "material fact" has the meaning ascribed thereto in the Securities Act;

  "MD&A" has the meaning ascribed thereto in Section 3.1(k);

  "Minority Interests" has the meaning ascribed thereto in Section 3.1(h);

  "Outside Date" means June 30, 2006, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties Notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is materially the result of such Party's failure to cooperate in obtaining such Regulatory Approval;

  "Owned Real Properties" has the meaning ascribed thereto in Section 3.1(p)(i);

  "Parties" means Fairmont and Purchaser, and "Party" means either of them;

  "Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

  "Permitted Liens" means, for any person

    (a)
    Liens for current real estate taxes and assessments not yet due and payable or Liens for income and similar taxes that are being contested in good faith and for which Fairmont has made adequate provision in accordance with GAAP;

    (b)
    inchoate mechanics' and materialmen's Liens for construction in progress;

    (c)
    to the extent such Liens would not reasonably be expected to have a Material Adverse Effect on Fairmont, (i) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of Fairmont or such subsidiary consistent with past practice, (ii) all matters of record, whether or not registered, which do not individually or in the aggregate render title to any real estate asset invalid or unmarketable, and (iii) all Liens and other imperfections of title and encumbrances which would not reasonably be expected to materially interfere with the conduct of the business of Fairmont or such subsidiary;

    (d)
    rights reserved to or vested in any Governmental Entity by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation or condemnation, or to require annual or other payments as a condition to the continuance thereof;

    (e)
    deposits of cash or securities in connection with any appeal, review or contestation of any Lien or any matter giving rise to an Lien described in (a) or (c) above and for which adequate reserves have been provided for in the books of such person in accordance with GAAP;

    (f)
    the provisions of applicable Law including zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, state, provincial, municipal or other governmental bodies or regulatory authorities, including municipal by-laws and regulations, airport zoning regulations, restrictive covenants and other land use limitations, public or private, by-laws and regulations and other similar Liens or privileges in respect of real property which in the aggregate do not materially impair the use of such property by such person in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use;

    (g)
    Permits, reservations, water course, right of access or user licenses, easements, rights of way, restrictions, building schemes, licenses, restrictive covenants and servitudes, rights of access or user, airport zoning regulations and other similar rights in land (including licenses, easements, rights of way, servitudes and rights in the nature of easements for walkways, sidewalks, public ways, sewers, drains, gas, soil, steam and water mains or pipelines, electrical lights and power, telephone, television and cable conduits, poles, wires or cables) granted to, reserved or taken by any person which would not materially impair the use of the real property to which they relate and any rights reserved or vested in any Governmental Entity or public or private utility or railway company by the terms of any lease, licence, franchise, grant, agreement or permit, subdivision, development, servicing, encroachment, site plan or other similar agreement with any Governmental Entity or public or private utility or railway company that would not materially impair the use of the real property to which they relate;

    (h)
    purchase money security interests securing Indebtedness in the ordinary course of business;

    (i)
    security given by such person to a public utility or any Governmental Entity, when required by such utility or Governmental Entity in connection with the operations of such person, in the ordinary course of its business;

    (j)
    the reservations, limitations, exceptions, provisos and conditions, if any, expressed in the original grant from the Crown, including the reservation being mines and minerals in the Crown or in any other person;

    (k)
    encroachments by any real property over adjoining lands or easements, or rights of way and encroachments over any of the real property by improvements of adjoining land owners or agreements relating to any of the foregoing;

    (l)
    guest rental and license arrangements, residency agreements and customer contracts and all other leases, agreements to lease, agreements in the nature of a lease and occupancy agreements;

  "person" includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

  "Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A hereto and any amendments or variations thereto made in accordance with Section 8.3 or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

  "Post-Signing Returns" has the meaning ascribed thereto in Section 7.11(1);

  "Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.2;

  "Properties" has the meaning ascribed thereto in Section 3.1(p)(ii);

  "Purchaser Material Adverse Effect" means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement by Purchaser or materially impair or delay the ability of Purchaser to perform its obligations hereunder;

  "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required to consummate the Plan of Arrangement, including those set forth in Schedule C hereto but except for (A) those consents, permits and other approvals relating to the operation of the business conducted at any material Property and which do not, in the aggregate, materially adversely affect the conduct of the operations of the business conducted at such Property and (B) those consents, permits and other approvals relating to the operation of the business conducted at any Property that is not a material Property the failure of which to obtain, taken together with any consents, permits or other approvals referred to in clause (A) that are not obtained, would not reasonably be expected to have a Material Adverse Effect and, for greater certainty, except for such consents, permits and other approvals required solely in connection with any Pre-Acquisition Reorganization or Purchaser's financing of the transactions contemplated hereby;

  "Release" has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment;

  "Required Vote" has the meaning ascribed thereto in Section 2.2(b);

  "Response Period" has the meaning ascribed thereto in Section 7.3(1)(b);

  "Returns" means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes and including any other filings related to Taxes;

  "Sarbanes-Oxley Act" means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such Act;

  "Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

  "Securities Authorities" means the applicable securities commissions and other securities regulatory authorities in Canada and the United States;

  "Securities Laws" means the Securities Act, all other applicable provincial and United States federal and state securities laws, rules and regulations and published policies thereunder;

  "Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of July 30, 2001 and amended and restated as of May 3, 2005 between Fairmont and Computershare Trust Company of Canada, as amended from time to time;

  "Special Committee" means the special committee of the Board of Directors of Fairmont;

  "Sponsor Guarantees" has the meaning ascribed thereto in Section 4.1(c);

  "subsidiary" means, with respect to a specified person, any person of which at least 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified person and shall include any person over which such specified person exercises direction or control or which is in a like relation to a subsidiary;

  "Superior Proposal" has the meaning ascribed thereto in Section 7.2(1);

  "Tax Act" means the Income Tax Act (Canada), as amended from time to time and the regulations thereunder;

  "Taxes" means (A) any and all federal, state, provincial, municipal, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and Provincial pension plan contributions, installments, unemployment insurance contributions and employment insurance contributions, worker's compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, recapture, employment, excise and property taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts and (B) any liability for the payment of any amounts of the type described in paragraph (A) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for Taxes of a predecessor entity;

  "Technology" has the meaning ascribed thereto in Section 3.1(v); and

  "Termination Fee" has the meaning ascribed thereto in Section 7.4.

1.2   Interpretation Not Affected by Headings

        The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3   Number and Gender

        In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4   Date for Any Action

        If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5   Currency

        Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and "$" refers to United States dollars.

1.6   Accounting Matters

        Unless otherwise stated, all accounting terms used in this Agreement in respect of Fairmont shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Fairmont required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7   Knowledge

        In this Agreement, references to "the knowledge of Fairmont" means the actual knowledge, in their capacity as officers of Fairmont and not in their personal capacity, of William Fatt, Chris Cahill, John Carnella, Terence Badour, Michael Glennie and Thomas Storey, after reasonable inquiry within Fairmont.

1.8   Schedules

        The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement
Schedule B	—	Special Resolution of the Fairmont Shareholders
Schedule C	—	Regulatory Approvals

ARTICLE II

THE ACQUISITION

2.1   Implementation Steps by Fairmont

        Fairmont covenants in favour of Purchaser that Fairmont shall:

  (a)
  subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner reasonably acceptable to Purchaser under Section 192 of the CBCA for the Interim Order;

  (b)
  subject to terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the Fairmont Meeting for the purpose of considering the Arrangement Resolution;

  (c)
  subject to Section 7.1 and Section 7.3(1)(b), not postpone or adjourn (other than a postponement or adjournment not exceeding five business days required to obtained the Required Vote) or cancel the Fairmont Meeting without Purchaser's prior written consent except as required for quorum purposes, to comply with requirements of applicable Law (including any disclosure obligations under Canadian or U.S. Laws provided that Fairmont uses all reasonable efforts to comply with such Laws in a timely manner), by the Court or by the Fairmont Shareholders;

  (d)
  subject to compliance with fiduciary duties, use commercially reasonable efforts to solicit from the Fairmont Shareholders proxies in favour of the approval of the Arrangement Resolution;

  (e)
  subject to compliance with fiduciary duties and obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

  (f)
  subject to obtaining the Final Order and in accordance with Section 2.3, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.2   Interim Order

        The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide:

  (a)
  for the class of persons to whom notice is to be provided in respect of the Arrangement and the Fairmont Meeting and for the manner in which such notice is to be provided;

  (b)
  that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by holders of Fairmont Shares, present in person or by proxy at the Fairmont Meeting, each Fairmont Share entitling the holder thereof to one vote on the Arrangement Resolution (such approval described in this Section 2.2(b), the "Required Vote");

  (c)
  that the terms, restrictions and conditions of the by-laws and articles of Fairmont, including quorum requirements and all other matters, shall apply in respect of the Fairmont Meeting;

  (d)
  for the grant of the Dissent Rights; and

  (e)
  for the notice requirements with respect to the presentation of the application to the Court for a Final Order.

2.3   Articles of Arrangement; Closing

        The Articles of Arrangement shall implement the Plan of Arrangement. On the second business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article VI but, in any event, not earlier than April 29, 2006, and unless another time or date is agreed to in writing by the parties hereto (the "Closing Date"), the Articles of Arrangement shall be filed with the Director. At the Effective Time, each Fairmont Share outstanding immediately prior to the Effective Time will be exchanged as provided in the Plan of Arrangement, and the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA. The closing of the transactions contemplated hereby and by the Arrangement will take place at the Toronto, Ontario offices of McCarthy Tétrault LLP on the Closing Date.

2.4   Circular

        Subject to compliance with Section 2.5, as promptly as reasonably practicable after the execution and delivery of this Agreement, Fairmont shall complete the Fairmont Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Fairmont Meeting required to be prepared by Fairmont, and as promptly as is reasonably practicable after the execution and delivery of this Agreement, Fairmont shall, unless otherwise agreed by the Parties, cause the Fairmont Circular and other documentation required in connection with the Fairmont Meeting to be sent to Fairmont Shareholders and filed as required by the Interim Order and applicable Laws. The Fairmont Circular shall include the recommendation of Fairmont's Board of Directors that Fairmont Shareholders vote in favor of the Arrangement Resolution unless such recommendation has been withdrawn, modified or amended in accordance with the terms of this Agreement.

2.5   Preparation of Filings

  (1)
  Purchaser and Fairmont shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

  (2)
  Purchaser and Fairmont shall co-operate in the preparation, filing and mailing of the Fairmont Circular. Fairmont shall provide Purchaser with a reasonable opportunity to review and comment on the Fairmont Circular, including by providing on a timely basis any information required to be supplied by Purchaser, prior to its mailing to Fairmont Shareholders and filing in accordance with the Interim Order and applicable Laws. Purchaser acknowledges that whether or not such comments are appropriate or any revisions will be made as a result thereof to Fairmont Circular will be determined solely by Fairmont acting reasonably.

  (3)
  Fairmont shall ensure that the Fairmont Circular complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the Fairmont Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Purchaser).

  (4)
  Purchaser shall ensure that the information to be supplied by it for inclusion in the Fairmont Circular will, at the time of the mailing of the Fairmont Circular, not contain any material misstatement, untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

  (5)
  Each of Fairmont and Purchaser shall promptly notify the other if at any time before the Effective Time it becomes aware that the Fairmont Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any registration statement or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Fairmont Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required.

2.6   Shareholder Communications

        Fairmont and Purchaser agree to co-operate in the preparation of presentations, if any, to Fairmont Shareholders regarding the Arrangement, and no Party shall issue any press release or otherwise make public statements with respect to the Arrangement or this Agreement, without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) and Fairmont shall not make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with Purchaser and Purchaser shall not make any filing with any Governmental Entity or with any Exchange without prior consultation with Fairmont; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing; and provided, further, that Fairmont shall have no obligation to consult with Purchaser prior to any disclosure by Fairmont with regard to an Acquisition Proposal.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FAIRMONT

3.1   Representations and Warranties

        Fairmont hereby represents to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

  (a)
  Board Approval.    As of the date hereof, the Board of Directors of Fairmont, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Fairmont Shareholders (other than Purchaser) and is in the best interests of Fairmont and has resolved unanimously to recommend to the Fairmont Shareholders that they vote their Fairmont Shares in favour of the Arrangement. The Board of Directors of Fairmont has unanimously approved the Arrangement and the execution and performance of this Agreement. The Special Committee and the Board of Directors of Fairmont have received Fairness Opinions from UBS Securities LLC, Avington International and Scotia Capital Inc (collectively, the "Financial Advisors"). Promptly following receipt of the written Fairness Opinions, Fairmont shall provide a complete copy of the Fairness Opinions to Purchaser.

  (b)
  Organization and Qualification.    Fairmont and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted. Fairmont and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Fairmont. Correct, current and complete copies of the certificates of incorporation, continuance or amalgamation and bylaws (or the equivalent organizational documents), each as amended to date, of Fairmont and each of its subsidiaries listed in Folder 1.01 in the Data Room (collectively, the "Fairmont Organizational Documents") have been made available to Purchaser and its advisors for their review either in the Data Room or at Fairmont's corporate head office. As soon as possibly practicable following execution of this Agreement, Fairmont shall provide to Purchaser copies of organizational documents of other subsidiaries as may be requested by Purchaser.

  (c)
  Authority Relative to this Agreement.    Fairmont has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and, subject to the Required Vote, the consummation by Fairmont of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Fairmont, and no other corporate proceedings on the part of Fairmont are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Fairmont and constitutes a legal, valid and binding obligation of Fairmont enforceable against Fairmont in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

  (d)
  No Violations.    Neither the execution and delivery of this Agreement by Fairmont nor the consummation of the Arrangement by Fairmont nor compliance by Fairmont with any of the provisions hereof will: (1) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), result in granting to a third party a right to reduce rentals, fees or other payments to Fairmont or one of its subsidiaries, or result in granting to a third party a right of first refusal, first opportunity, or other right or option to acquire properties or assets of Fairmont or one of its subsidiaries, or grant to a third party a right to force Fairmont or one of its subsidiaries to purchase one or more assets, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Fairmont or any of its subsidiaries or cause any Indebtedness of Fairmont or any of its subsidiaries to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Fairmont or any of its subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Fairmont or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Fairmont or any of its subsidiaries is bound; or (2) subject to obtaining the Regulatory Approvals and the Required Vote and except for complying with applicable corporate, securities, competition and antitrust Laws, (x) violate any Law applicable to Fairmont or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect (except, in the case of each of clauses (1)(B) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have a Material Adverse Effect on Fairmont).

  (e)
  Capitalization.    The authorized share capital of Fairmont consists of an unlimited number of Fairmont Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As of the close of business on January 27, 2006, there are issued and outstanding 72,217,835 Fairmont Shares; since such date, Fairmont has not issued any shares (except upon exercise of Fairmont Options or conversion of Fairmont Convertible Notes) and there has not been any split, combination or reclassification of Fairmont Shares, and, as of the date hereof, there are outstanding no other shares of any class or series in the capital of Fairmont. As of the close of business on January 27, 2006, an aggregate of up to 3,309,613 Fairmont Shares are issuable upon the exercise of the Fairmont Options, an aggregate of up to 7,156,107 Fairmont Shares are issuable upon the exercise of the conversion rights attaching to the Fairmont Convertible Notes and, except as set forth above, there are no options, warrants or other rights, shareholder rights plans (other than the Shareholder Rights Plan), agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Fairmont of any shares of Fairmont (including Fairmont Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Fairmont (including Fairmont Shares). All outstanding Fairmont Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Fairmont Shares issuable upon the exercise of rights under the Fairmont Options and the exercise of conversion rights attaching to the Fairmont Convertible Notes in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. All securities of Fairmont (including the Fairmont Shares, the Fairmont Convertible Notes, the Fairmont Options and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws. Other than the Fairmont Options and the Fairmont Convertible Notes, there are no securities of Fairmont or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Fairmont Shareholders on any matter. There are no outstanding contractual or other obligations of Fairmont to (i) repurchase, redeem or otherwise acquire any of its securities, other than the Fairmont Options and Fairmont Convertible Notes, (ii) make any investment in or, except in the ordinary course of business consistent with past practice, provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, other than a wholly-owned subsidiary of Fairmont or (iii) provide any guarantee with respect to any subsidiary of Fairmont or any other person, in excess of $5,000,000 in the aggregate, other than any replacement guarantee which does not increase the amount of the guarantee being replaced. Fairmont represents that (i) it is a party to an indenture, dated as of December 8, 2003 (as supplemented and amended in accordance with the terms thereof, the "Indenture"), with The Bank of New York, as trustee, under which the Fairmont Convertible Notes have been issued, (ii) the Conversion Rate (as defined in the Indenture), as of the date hereof, is 26.5041, and (iii) the Arrangement will constitute a Reorganization and a Designated Event under the terms of the Indenture, and, following the Arrangement, Fairmont will be entitled to satisfy any conversion of the Fairmont Convertible Notes by way of a cash payment in the amount of $1,192.68 for each $1,000 principal amount of Fairmont Convertible Notes, assuming a Conversion Rate of 26.5041 plus accrued interest. As of the date of this Agreement, the only outstanding Indebtedness for borrowed money of Fairmont and its subsidiaries is set forth in Folders 2, 4, 11 and 18 in the Data Room.

  (f)
  Shareholder Rights Plan.    The Data Room contains a correct and complete copy of the Shareholders Rights Plan, including all exhibits thereto. Fairmont has taken all necessary action so that neither of the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) cause the Rights (as defined in the Shareholders Rights Plan) to become exercisable, (ii) cause any person to become an Acquiring Person (as defined in the Shareholders Rights Plan) or (iii) give rise to a Separation Time or a Flip-in Event (each as defined in the Shareholders Rights Plan).

  (g)
  Reporting Status and Securities Laws Matters.    Fairmont is (x) a "reporting issuer" and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and (y) a "foreign private issuer" as defined in Rule 405 of the United States Securities Act of 1933, as amended and is in compliance in all material respects with all Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Fairmont and, to the knowledge of Fairmont, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Fairmont, expected to be implemented or undertaken and which would reasonably be expected to have a Material Adverse Effect on Fairmont. Fairmont is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended. No subsidiary of Fairmont is subject to the continuous disclosure requirements under any Securities Laws. The Data Room contains copies of all material correspondence between the Securities Authorities, on the one hand, and Fairmont and any of its subsidiaries, on the other hand, since December 31, 2003 through the date of this Agreement.

  (h)
  Ownership of Subsidiaries.    Folder 1.01 in the Data Room includes complete and accurate lists and/or charts of all subsidiaries owned, directly or indirectly, by Fairmont, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in Fairmont's subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such shares and other ownership interests held directly or indirectly by Fairmont are, except pursuant to restrictions on transfer contained in constituting documents or pursuant to existing financing arrangements involving Fairmont or its subsidiaries (which transfer restrictions have been disclosed to Purchaser in the Data Room), owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or real properties of any of Fairmont's subsidiaries. There are no outstanding contractual or other obligations of any subsidiaries of Fairmont to (i) repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any subsidiaries of Fairmont, (ii) make any investment in or, except in the ordinary course of business consistent with past practice, provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, other than a wholly-owned subsidiary of Fairmont or (iii) provide any guarantee with respect to any subsidiary of Fairmont or any other person in excess of $5,000,000 in the aggregate, other than any replacement guarantee which does not increase the amount of the guarantee being replaced. Folder 18.05 in the Data Room contains a list of all joint ventures in which Fairmont or one of its subsidiaries is a participant and of which Fairmont or one of its subsidiaries owns, directly or indirectly, any capital stock or other equity interest or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interests (such capital stock or equity interests, the "JV Interests"). All JV Interests are owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understanding or commitments (contingent or otherwise) regarding the right to acquire or the obligation to dispose of any such JV Interests.

  (i)
  Legacy.    As of the date hereof, Fairmont owns, free and clear of all Liens, 9,393,142 Units and 14,700,000 Voting Certificates in Legacy Hotel Real Estate Investment Trust, a trust formed under the laws of Alberta, Canada ("Legacy").

  (j)
  Reports.    The documents comprising Fairmont's Public Disclosure Record (1) did not at the time filed with Securities Authorities or, as applicable, the time of becoming effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and (2) included all documents required to be filed in accordance with Securities Laws with the Securities Authorities and the Exchanges and complied in all material respects with Securities Laws. Fairmont has timely filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed by Fairmont with the Securities Authorities since December 31, 2003 where the failure to timely file would reasonably be expected to have a Material Adverse Effect on Fairmont.

  (k)
  Fairmont Financial Statements.    Fairmont's audited consolidated financial statements as at and for the fiscal years ended December 31, 2004 and 2003 (including the notes thereto and related management's discussion and analysis ("MD&A")) and Fairmont's unaudited financial statements as at and for the nine months ended September 30, 2005 (including the notes thereto and related MD&A) (collectively, the "Fairmont Financial Statements") and all financial statements of Fairmont and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since December 31, 2003 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Fairmont's independent auditors, or (B) in the case of unaudited interim consolidated financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Fairmont and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Fairmont and its subsidiaries on a consolidated basis. There has been no material change in Fairmont's accounting policies, except as described in the notes to the Fairmont Financial Statements, since December 31, 2004. None of Fairmont or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of Fairmont or in the notes thereto, except for any liabilities or obligations incurred since September 30, 2005 in the ordinary course of business.

  (l)
  Sarbanes-Oxley Act.    Fairmont and, to Fairmont's knowledge, each of its officers and directors are in compliance with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act.

  (m)
  Absence of Certain Changes.    Since September 30, 2005, (i) Fairmont and each of its subsidiaries have conducted their business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement and the process undertaken by Fairmont relating to the solicitations of interest for an acquisition of Fairmont or similar strategic transaction, (ii) there has not been a Material Adverse Effect on Fairmont and (iii) neither Fairmont nor any of its subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Sections 5.1(b) or 5.1(d) (other than subparagraphs (iv), (v) and (vi) of Section 5.1(d)).

  (n)
  Litigation.    There are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations known to Fairmont (collectively, "Legal Actions") pending or, to the knowledge of Fairmont, threatened, affecting Fairmont or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity or against any director, officer or employee of Fairmont or any of its subsidiaries, which Legal Actions would reasonably be expected to have a Material Adverse Effect on Fairmont. Neither Fairmont nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on Fairmont.

  (o)
  Taxes.    Fairmont and each of its subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which, in the reasonable opinion of Fairmont, adequate reserves in accordance with GAAP have been provided in the most recently published Fairmont consolidated financial statements. Except as provided for in the Fairmont Financial Statements, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Fairmont or any of its subsidiaries, and neither Fairmont nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Fairmont, threatened against Fairmont or any of its subsidiaries or any of their respective assets, except where such deficiencies, actions or proceedings that would not reasonably be expected to have a Material Adverse Effect on Fairmont.

  (p)
  Property.
  (i)
  Each parcel of real property currently owned by Fairmont or any of its subsidiaries (collectively, the "Owned Real Properties") is disclosed in the Data Room. Fairmont or its applicable subsidiary set forth in the Data Room owns good and marketable fee simple title (except that for Owned Real Properties located within the Province of Québec, owns absolute ownership and for Owned Real Properties located in Mexico, owns good legal title) to the Owned Real Properties, free and clear of all Liens, other than the Permitted Liens. To the knowledge of Fairmont, none of the Owned Real Properties is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of Fairmont, has any such condemnation, expropriation or taking been proposed. To the knowledge of Fairmont, neither Fairmont nor any of its subsidiaries is in violation of any covenants or not in compliance with any conditions, restrictions or Permitted Liens affecting any Owned Real Properties which violations or non-compliances would reasonably be expected to have a Material Adverse Effect on Fairmont.

  (ii)
  Each hotel property currently leased (including hotel properties subject to ground leases) or subleased by Fairmont or any of its wholly-owned subsidiaries from a third party other than Fairmont or any of its subsidiaries (collectively, the "Leased Properties" and together with the Owned Real Properties, the "Properties") is listed in the Data Room identifying the name of the entity (i.e., Fairmont or its subsidiary) holding such leasehold interest (and the documents under which such leasehold interests are held, collectively, the "Lease Documents"). Fairmont or its applicable subsidiary holds good and valid leasehold interests in the Leased Properties (emphyteutic or superficiary rights for Leased Properties located within the Province of Québec), free and clear of all Liens other than Permitted Liens and the Lease Documents. Each of the Lease Documents is valid, binding and in full force and effect as against Fairmont or its subsidiaries and, to the knowledge of Fairmont, as against the other party thereto. Neither Fairmont nor any of its subsidiaries or, to the knowledge of Fairmont, any of the other parties, is in breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Lease Documents which breach, violation or default would reasonably be expected to have a Material Adverse Effect on Fairmont, and none of Fairmont or any of its subsidiaries has received or given any notice of default under any such agreement which remains uncured which would reasonably be expected to have a Material Adverse Effect on Fairmont. To the knowledge of Fairmont, neither Fairmont nor any of its subsidiaries is in violation of any covenants, or not in compliance with any condition, restrictions or Permitted Liens affecting any Leased Properties which violations or non-compliances would reasonably be expected to have a Material Adverse Effect on Fairmont.

    (iii)
    Each of Fairmont and its subsidiaries has good and sufficient title to such other real property interests, licenses, easements and rights of way permitting the use of land or premises by Fairmont and its subsidiaries, necessary to permit the operation of its current businesses, as they are now being conducted, except for such failure of title in respect of such other real property interests, licenses, easements and rights of way as would not reasonably be expected to have a Material Adverse Effect on Fairmont.

    (iv)
    There are no management, franchise, license or other agreements providing for the management of any substantial portion of any Property by any party other than Fairmont or any of its subsidiaries.

  (q)
  Personal Property.    Fairmont and its subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal property owned, used or held for use by them, except as would not reasonably be expected to have a Material Adverse Effect on Fairmont. Neither Fairmont's nor any of its subsidiaries' ownership of or leasehold interest in any such personal property is subject to any Liens, except for Liens that would not reasonably be expected to have a Material Adverse Effect on Fairmont.

  (r)
  Contracts.
  (i)
  Folders 3, 4, 5, 6, 7, 8, 10, 16 and 23 in the Data Room contain complete copies of the following Contracts as of the date hereof:

  (A)
  any lease of real property by Fairmont or any of its subsidiaries, as tenant, with third parties providing for annual rentals of $1,000,000 or more;

  (B)
  any Contract under which Fairmont or any of its subsidiaries is obliged to make payments on an annual basis in excess of $2,500,000 in the aggregate;

  (C)
  any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture which is not a wholly-owned subsidiary of Fairmont (other than any such agreement or arrangement relating to the operation or business of a Property in the ordinary course and which is not material with respect to such Property), and any agreement between Fairmont or any subsidiary thereof and Legacy or any subsidiary thereof;

  (D)
  any Contract (other than among wholly-owned subsidiaries) under which Indebtedness for borrowed money in excess of $5,000,000 is outstanding or may be incurred or pursuant to which any property or asset of Fairmont or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien (other than a Permitted Lien), or any Contract restricting the incurrence of Indebtedness by Fairmont or any wholly-owned subsidiary or the incurrence of Liens (other than Permitted Liens) on any Properties or securities of wholly-owned subsidiaries or restricting the payment of dividends or the transfer of any Owned Real Property;

  (E)
  any Contract that purports to limit in any material respect the right of Fairmont or any of its subsidiaries (i) to engage in any line of business, or (ii) to compete with any person or operate in any location;

  (F)
  any Contract providing for the sale or exchange of, or option to sell or exchange, any Property with a fair market value in excess of $5,000,000, or for the purchase or exchange of, or option to purchase or exchange, any Property with a fair market value in excess of $5,000,000 entered into in the past 12 months or in respect of which the applicable transaction has not been consummated;

  (G)
  any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (F) of this Section 3.1(r)(i)) or capital stock or other equity interests of another person for aggregate consideration in excess of $5,000,000, in each case other than in the ordinary and usual course of business and in a manner consistent with past practice;

      (H)
      each management agreement pursuant to which Fairmont or any of its subsidiaries manages or operates any real property on behalf of any third party owner, other than Fairmont or any of its subsidiaries and each franchise or other agreement pursuant to which Fairmont or any of its subsidiaries grants any rights to a third party (other than Fairmont or any of its wholly-owned subsidiaries) to operate any real property utilizing any of the Intellectual Property Rights, other than agreements incidental to the operation of a particular hotel property in the ordinary course of business;

      (I)
      any standstill or similar Contract currently restricting Fairmont or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person;

      (J)
      any Contract (other than Contracts referenced in clauses (A) through (J) of this Section 3.1(r)(i)) which has been filed by Fairmont with Securities Authorities and forming part of Fairmont's Public Disclosure Record (the Contracts described in clauses (A) through (J), together with all exhibits and schedules thereto being, the "Material Contracts").

    (ii)
    Except as would not reasonably be expected to have a Material Adverse Effect on Fairmont, none of Fairmont, its subsidiaries or, to the knowledge of Fairmont, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Contract and none of Fairmont or any of its subsidiaries has received or given any notice of default under any such agreement which remains uncured, and, to the knowledge of Fairmont, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Contract where such breach would reasonably be expected to have a Material Adverse Effect on Fairmont.

  (s)
  Permits.    Fairmont and each of its subsidiaries has obtained and is in compliance with all Permits required by applicable Laws necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not reasonably be expected to have a Material Adverse Effect on Fairmont.

  (t)
  Pension and Employee Benefits
  (i)
  Fairmont and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by or binding upon Fairmont or such subsidiary or in respect of which Fairmont or any of its subsidiaries has any actual or potential liability (including the DSU Plan and the Fairmont Stock Option Plans) (collectively, the "Fairmont Plans") and with all applicable Laws relating thereto.

  (ii)
  All of the Fairmont Plans are and have been established, registered, qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Fairmont and/or any of its subsidiaries, as the case may be, and their respective employees and former employees who are members of the Fairmont Plans.

  (iii)
  All current obligations of Fairmont or any of its subsidiaries regarding the Fairmont Plans have been satisfied except as would not reasonably be expected to have a Material Adverse Effect on Fairmont and no Taxes are owing or exigible under any of the Fairmont Plans. All contributions or premiums required to be made by Fairmont or any of its subsidiaries, as the case may be, under the terms of each Fairmont Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Fairmont Plans except as would not reasonably be expected to have a Material Adverse Effect on Fairmont.

    (iv)
    Each Fairmont Plan is insured or funded as may be required by applicable Law and in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Fairmont or any of its subsidiaries from any such Governmental Entities. No Fairmont Plan provides any non-pension post-retirement or post-employment benefits. The actuarial reports contained in Folder 10.10 in the Data Room describe the funding status of the Fairmont Plans that are pension plans as at the respective dates of such reports. Fairmont would not incur any material withdrawal liability from withdrawing from any multiemployer plan (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended. Fairmont has an effective reservation of rights for each non-pension post-retirement or post-employment benefit plan which allows Fairmont to amend or terminate such plan, subject to applicable Law.

    (v)
    To the knowledge of Fairmont, no Fairmont Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Fairmont Plan required to be registered or qualified.

    (vi)
    Neither the execution and delivery of this Agreement by Fairmont nor consummation of the Arrangement nor compliance by Fairmont with any of the provisions hereof, shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Fairmont or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Fairmont Plan or restriction held in connection with a Fairmont Plan.

  (u)
  Compliance with Laws.    Fairmont and its subsidiaries, have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not reasonably be expected to have a Material Adverse Effect on Fairmont.

  (v)
  Intellectual Property.    (i) Fairmont and its subsidiaries own all right, title and interest in and to, or are validly licensed (and are not in material breach of such licenses) all patents, trade-marks, trade names, service marks, copyrights, know-how trade secrets, software, technology, and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole (collectively, the "Intellectual Property Rights"); (ii) all such Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole; (iii) to the knowledge of Fairmont, all such Intellectual Property Rights are valid and enforceable and do not infringe in any material way upon any third parties' intellectual property and proprietary rights and no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any such Intellectual Property Rights; (iv) to the knowledge of Fairmont, no third party is infringing upon such Intellectual Property Rights in any material respect; (v) all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole (collectively, the "Technology"), are up-to-date and sufficient for conducting the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole; (vi) Fairmont and its subsidiaries own or have validly licensed (and are not in material breach of such licenses) such Technology and have commercially reasonable virus protection and security measures in place in relation to such Technology; and (vii) Fairmont and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

  (w)
  Insurance.    Fairmont and its subsidiaries maintain policies or binders of insurance as are listed in the Data Room and Fairmont is in compliance in all material respects with all requirements with respect thereto.

  (x)
  Environment.
  (i)
  Except as would not reasonably be expected to have a Material Adverse Effect on Fairmont (with respect to any matters relating to businesses transferred by Fairmont in connection with the plan of arrangement described in the management proxy circular of Canadian Pacific Limited dated August 3, 2001, such Material Adverse Effect being determined considering the availability and scope of any indemnification obligation of any person in favour of Fairmont), there is not any presence or Release of any Hazardous Substances (except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable or real properties (including the workplace environment) currently or to Fairmont's knowledge, previously owned, leased or operated by Fairmont and its subsidiaries.

  (ii)
  Except as would not reasonably be expected to have a Material Adverse Effect on Fairmont, there are no pending claims, or to the knowledge of Fairmont threatened claims, against Fairmont and its subsidiaries arising out of any Environmental Laws.

  (iii)
  No Lien in favour of a Governmental Entity arising under Environmental Laws is pending or, to the knowledge of Fairmont, threatened, affecting Fairmont and its subsidiaries or any real or personal property of Fairmont and its subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect on Fairmont.

  (iv)
  Fairmont has made available to Purchaser copies of all material environmental assessments, reports, audits and other documents in its possession that relate to the current or past environmental condition of any real property currently or formerly owned, leased or used by Fairmont and its subsidiaries in the last two years.

    The parties agree that Sections 3.1(u) and 3.1(x) are the sole representations and warranties of Fairmont relating to compliance with Environmental Laws.

  (y)
  Employment Agreements and Collective Agreements.    Fairmont is not a party to or bound or governed by:

  (i)
  except for the Contracts with those individuals set forth in Folder 10.02 in the Data Room, any employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of Fairmont;

  (ii)
  except for the Contracts set forth in Folders 3 and 4 in the Data Room, any collective bargaining or union agreement, any actual or, to the knowledge of Fairmont, threatened application for certification or bargaining rights in respect of Fairmont or any of its subsidiaries;

  (iii)
  any material labour dispute, strike or lock-out relating to or involving any employees of Fairmont or any of its subsidiaries that would reasonably be expected to have a Material Adverse Effect on Fairmont;

  (iv)
  any actual or, to the knowledge of Fairmont, threatened claim arising out of or in connection with employment by Fairmont or any of its subsidiaries or the termination thereof, other than such claims as in the aggregate do not have a Material Adverse Effect on Fairmont; or

  (v)
  except for the Contracts with those individuals set forth in Folders 10.02.07.03 and 10.02.07.05 in the Data Room, any Fairmont employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of Fairmont that would, to the extent subject to United States Tax Laws, not be deductible pursuant to Sections 162 or 280G of the Internal Revenue Code of 1986, as amended, (the "Code") or would be subject to the excise tax imposed by Section 4999 of the Code.

  (z)
  Vote Required.
  (i)
  The only vote of holders of securities of Fairmont necessary (under the Fairmont Organizational Documents, the CBCA, other applicable Laws or otherwise) to approve the Arrangement is, subject to any requirements of the Interim Order, the Required Vote.

  (ii)
  There are no stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which Fairmont or any of its subsidiaries is a party or to the knowledge of Fairmont with respect to any shares of capital stock or other equity interests of Fairmont or any of its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of Fairmont or of any of its subsidiaries.

  (aa)
  CP Tax Arrangement Confirmation.    Fairmont has received, and has provided a true and correct copy to Purchaser of, the CP Tax Arrangement Confirmation.

  (bb)
  Brokers.    Except for the Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Fairmont in connection with this Agreement or the Arrangement. Fairmont has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and each of the Financial Advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Purchaser, which consent may be withheld in the sole discretion of Purchaser.

3.2
Disclaimer of Additional Representations and Warranties

        Purchaser agrees and acknowledges that, except as set forth in this Agreement or any certificate delivered by Fairmont in accordance with the terms of this Agreement, Fairmont makes no representation or warranty, express or implied, at law or in equity, with respect to Fairmont, its subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Fairmont expressly disclaims any representation or warranty that is not set forth in this Agreement or any certificate delivered by Fairmont in accordance with the terms of this Agreement.

3.3
Effect of Disclosures

        Each of the representations and warranties of Fairmont set forth in Sections 3.1(b) to 3.1(bb), inclusive, is qualified by and is made subject to the disclosures made in the Data Room and Fairmont's Public Disclosure Record.

3.4
Survival of Representations and Warranties

        The representations and warranties of Fairmont contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.4 shall not limit any covenant or agreement of Fairmont or its subsidiaries which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1
Representations and Warranties

        Purchaser hereby represents and warrants to and in favour of Fairmont as follows and acknowledges that Fairmont is relying upon such representations and warranties in connection with the entering into of this Agreement:

  (a)
  Authority Relative to this Agreement.    Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation by Purchaser of the transactions contemplated by this

    Agreement have been duly authorized by the Board of Directors and sole shareholder of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

  (b)
  No Violations.    Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the Arrangement by Purchaser nor compliance by Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles of incorporation or Laws governing Purchaser or (B) any material contract or other instrument or obligation to which Purchaser or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Purchaser or any of its subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Purchaser's ability to perform its obligations under this Agreement or (C) subject to obtaining the Regulatory Approvals, violate any Law applicable to Purchaser or any of its subsidiaries or any of their respective properties or assets (except, in the case of clause (C) above, for such violations which would not reasonably be expected to have any Purchaser Material Adverse Effect).

  (c)
  Financing.    Concurrently with the execution and delivery hereof, Purchaser has delivered to Fairmont copies of (a) an executed commitment letter addressed to Purchaser from Colony Capital Acquisitions, LLC and Kingdom 5-KR-189, Ltd. to provide equity financing in an aggregate amount of $1,384.6 million (the "Equity Funding Letter"), (b) a guarantee by Kingdom Hotels International and Colony Investors VII, L.P. of the Purchaser's obligations hereunder in an aggregate amount of up to $75 million (the "Sponsor Guarantees"), and (c) an executed commitment letter (the "Commitment Letter") from JPMorgan Chase Bank, N.A. ("JPM") pursuant to which JPM has committed to provide Purchaser and certain existing or future subsidiaries of Purchaser with financing in an aggregate amount of $2,675 million (such financing or any alternative financing in the same amount, the "Debt Financing" and together with the financing referred to in clause (a) being collectively referred to as the "Financing"). Each of the Equity Funding Letter and Sponsor Guarantees, in the form so delivered, is a legal, valid and binding obligation of the parties thereto, and solely in the case of the Sponsor Guarantees, enforceable by Fairmont in accordance with its terms and is in full force and effect as of the date hereof. As of the date hereof, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Purchaser, and to the knowledge of Purchaser, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Purchaser under any of the Equity Funding Letter, the Sponsor Guarantees or the Commitment Letter. Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Funding Letter or the Commitment Letter. Purchaser shall have at the Closing and at the Effective Time proceeds in connection with the Financing sufficient to consummate the Arrangement upon the terms contemplated by this Agreement.

  (d)
  Investment Canada.    The Purchaser is not a Canadian within the meaning of the Investment Canada Act (Canada).

4.2
Survival of Representations and Warranties

        The representations and warranties of Purchaser contained in this Agreement shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.2 shall not limit any covenant or agreement of Purchaser which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

4.3
Disclaimer of Additional Representations and Warranties

        Fairmont agrees and acknowledges that, except as set forth in this Agreement, any document referred to in Section 4.1(c) or any certificate delivered by Purchaser in accordance with the terms of this Agreement, Purchaser makes no representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Purchaser expressly disclaims any representation or warranty that is not set forth in this Agreement or any certificate delivered by Purchaser in accordance with the terms of this Agreement.

ARTICLE V

COVENANTS OF FAIRMONT AND PURCHASER

5.1
Covenants of Fairmont Regarding the Conduct of Business

        Fairmont covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Purchaser shall otherwise agree in writing (to the extent that such consent is permitted by applicable Law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

  (a)
  the business of Fairmont and its subsidiaries shall be conducted only, and Fairmont and its subsidiaries shall not take any action except, in the usual and ordinary course of business, and Fairmont shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, properties employees, goodwill and business relationships;

  (b)
  Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Fairmont Shares owned by any person or the securities of any subsidiary owned by a person other than Fairmont other than, in the case of Fairmont, the regularly scheduled semi-annual cash dividends consistent with past practice and, in the case of any subsidiary wholly-owned by Fairmont, any dividends payable to Fairmont or any other wholly-owned subsidiary of Fairmont; (iii) adjust, split, combine or reclassify its capital stock; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Fairmont or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Fairmont or its subsidiaries, other than (A) the issuance of Fairmont Shares issuable pursuant to the terms of the outstanding Fairmont Options and the Fairmont Convertible Notes, (B) the grant of Fairmont Options pursuant to the terms of contractual commitments for each of the Fairmont Stock Option Plans, as applicable, (C) transactions between two or more Fairmont wholly-owned subsidiaries or between Fairmont and a Fairmont wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements set forth in the Data Room; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more Fairmont wholly-owned subsidiaries or between Fairmont and a Fairmont wholly-owned subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Fairmont or any of its subsidiaries; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (ix) make any material Tax election or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

  (c)
  Fairmont shall promptly notify Purchaser in writing of (i) any circumstance or development that, to the knowledge of Fairmont, is or would reasonably be expected to constitute a Material Adverse Effect on

    Fairmont or Purchaser or any change in any material fact set forth in the Data Room, or in the Fairmont Public Disclosure Record and (ii) the occurrence of any loss, breakage or damage to a hotel property owned or managed by Fairmont or any of its subsidiaries in excess of $5,000,000 (irrespective of insurance or third party proceeds which have been or may be received in connection with such loss, breakage or damage);

  (d)
  Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business consistent with past practice: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any subsidiary) of Fairmont or of any subsidiary; (ii) except for the transactions set out in the Data Room, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person, enter into or extend any option to acquire, or exercise an option to acquire, any real property or commence construction of, or enter into any Contract to develop or construct any real estate projects, if any of the foregoing would reasonably be expected to be material to Fairmont and are otherwise not in the ordinary course of business consistent with past practice; (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $5,000,000, except for refinancing of existing debt on substantially market terms and except as set forth in the Data Room and except for incurring indebtedness under Fairmont's existing credit facilities for the purpose of securing payment to directors of Fairmont of amounts payable to them in respect of Directors' DSUs, and to employees of Fairmont of amounts which will become payable to them pursuant to change of control or employment agreements between such employees and Fairmont, in each case, as set forth in the Data Room and in Fairmont's Public Disclosure Record, which amounts do not exceed in the aggregate the amount set forth in Folder 10.02 in the Data Room; (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Fairmont Financial Statements; (v) except as disclosed in the Data Room, waive, release, grant or transfer any rights of material value; (vi) enter into a new line of business, or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

  (e)
  except as disclosed in the Data Room, Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly, (i) enter into, amend or voluntarily terminate any Contract with respect to the purchase or sale or development or management of any hotel or property, (ii) enter into, or amend in any material respect, any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business, that would result in any Contract having a term in excess of 12 months and which is not terminable by Fairmont or its subsidiaries upon notice of 90 days or less from the date of the relevant Contract or modification of Contract or impose payment or other obligations on Fairmont or any of its subsidiaries in excess of $5,000,000, (iii) enter into any Contract that would limit or otherwise restrict Fairmont or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Purchaser or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect or (iv) terminate, cancel or amend in any material respect any Material Contract other than in the usual and ordinary course of business consistent with past practice;

  (f)
  other than as is necessary to comply with applicable Laws or Contracts, or in accordance with its short term incentive plan as in effect on the date hereof and contained in the Data Room, neither Fairmont nor any of its subsidiaries (i) shall grant to any officer or director of Fairmont or any of its subsidiaries an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies disclosed in the Data Room, (iv) enter into any employment agreement with any officer or director of Fairmont or any of its subsidiaries, (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or materially amend or make any contribution to any Fairmont

    Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Fairmont or any of its subsidiaries, except in clauses (i), (ii), (iv) and (v) in the usual and ordinary course of business consistent with past practice;

  (g)
  Fairmont shall not, and not permit any of subsidiaries to, make any loan, advances or capital contributions to, or investments in, any other person other than to wholly-owned subsidiaries or make any loans to any officer, or director of Fairmont or any of its subsidiaries;

  (h)
  Fairmont shall not, and not permit any of subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim or material Liability other than in the usual and ordinary course of business consistent with past practice or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of Fairmont in its capacity as such and that (A) requires any payment to such security holders by Fairmont or any subsidiary or (B) adversely affects in any material respect the ability of Fairmont and the subsidiaries to conduct their business in a manner consistent with past practice; and

  (i)
  Fairmont shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Fairmont or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Fairmont or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

5.2
Pre-Acquisition Reorganizations

        Fairmont agrees that, upon request by Purchaser, Fairmont shall, and shall cause its subsidiaries to, at the expense of Purchaser, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as Purchaser may request, acting reasonably (each a "Pre-Acquisition Reorganization") and (ii) cooperate with Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively be undertaken. Purchaser acknowledges and agrees that the Pre-Acquisition Reorganizations shall (A) not delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties) or (B) not be considered in determining whether a representation or warranty of Fairmont hereunder has been breached, it being acknowledged by Purchaser that these actions could require the consent of third parties under applicable Contracts. Purchaser shall provide written notice to Fairmont of any proposed Pre-Acquisition Reorganization at least twenty days prior to the Effective Time. Upon receipt of such notice, Purchaser and Fairmont shall, at the expense of Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Closing Date (but after Purchaser shall have waived or confirmed that all conditions to Closing have been satisfied), and in any event, shall not be a condition to completion of the Arrangement.

5.3
Covenants of Fairmont Regarding the Arrangement

        Fairmont shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Fairmont or any of its subsidiaries under this Agreement, co-operate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Fairmont shall and, where appropriate, shall cause its subsidiaries to:

  (a)
  subject to compliance with fiduciary duties, use all commercially reasonable efforts to obtain the Required Vote;

  (b)
  use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Fairmont or a subsidiary in connection with the Arrangement from other parties to the Contracts, including from any ground lessors. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) without the prior written consent of Purchaser which shall not be unreasonably withheld, none of Fairmont or any of its subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Purchaser or its respective affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation;

  (c)
  use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Fairmont or any of its subsidiaries relating to the Arrangement;

  (d)
  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Fairmont or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Purchaser with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for Purchaser to provide its comments thereon;

  (e)
  defend all lawsuits or other legal, regulatory or other proceedings against Fairmont challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

  (f)
  take all actions required under the Indenture, including the giving of any notices to the trustees or the holders of the Fairmont Convertible Notes and the execution of any supplemental indenture, (i) in connection with the consummation of the transactions contemplated by this Agreement and any offer that may be required to be made to the holders of the Fairmont Convertible Notes under the terms of the Indenture in connection therewith and (ii) to ensure that the treatment of the Fairmont Convertible Notes contemplated by Section 3.1(e)(iii) is achieved; and

  (g)
  use all commercially reasonable efforts to enter into a new lease with respect to the Jasper, Alberta Property in the ordinary course of business substantially in accordance with the lease terms disclosed in the Data Room.

5.4
Covenants of Purchaser Regarding the Performance of Obligations

        Purchaser shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Purchaser or any of Purchaser's subsidiaries under this Agreement, co-operate with Fairmont in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause its subsidiaries to:

  (a)
  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Purchaser or any of Purchaser's subsidiaries and relating to Fairmont or any of Fairmont's subsidiaries which are typically applied for by an offeror and, in doing so, keep Fairmont reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Fairmont with copies of all related applications and notifications in draft form (other than confidential information contained in such applications and notifications), in order for Fairmont to provide its reasonable comments thereon;

  (b)
  use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Fairmont or any of its subsidiaries relating to the Arrangement;

  (c)
  defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

  (d)
  make available to Fairmont, on a timely basis after consummation of the Arrangement, sufficient funds to permit Fairmont to meet its obligations under the Indenture with respect to the conversion or any required repurchase of Fairmont Convertible Notes;

  (e)
  Purchaser shall cause its affiliates to vote (or cause to be voted) all Fairmont Shares held by each of them in favour of the Arrangement and transactions contemplated hereby; and

  (f)
  designate one person from whom Fairmont may seek approval to undertake any actions not permitted to be taken under Section 5.1 and shall ensure that such person shall respond, on behalf of Purchaser, to Fairmont's requests in an expeditious manner.

5.5
Mutual Covenants

        Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

  (a)
  it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement, including using its commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder. Subject to the terms and conditions herein provided, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

  (b)
  it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement except as permitted by this Agreement.

5.6
Employment Agreements/Benefit Plans

(a)
Purchaser acknowledges that the Arrangement shall constitute a change-of-control transaction under certain of Fairmont's employee benefit plans and under certain change of control agreements and employment agreements, as provided in the Data Room or as disclosed in Fairmont's Public Disclosure Record, and that following the Arrangement, Purchaser shall cause Fairmont to honour its obligations thereunder, including by paying to the individuals granted benefits under such plans or party to such agreements, in each case, such amounts as are disclosed in Folder 10.02 of the Data Room, and by paying at the Effective Time to those individuals granted deferred share units ("Units") thereunder the value of the Units so granted calculated by multiplying the number of Units granted by the price per Fairmont Share to be paid to Fairmont Shareholders at the Effective Time.

(b)
Purchaser acknowledges that in the ordinary course of business in February, 2006, the Board of Directors of Fairmont would consider and, if thought fit, approve, bonuses to eligible employees of Fairmont pursuant to the short term incentive plan of Fairmont which has been disclosed in Folder 10.02.03 in the Data Room up to the aggregate amount previously disclosed in writing to Purchaser. Purchaser acknowledges that nothing in this Agreement shall prevent the Board of Directors or the CEO of Fairmont from approving and paying such bonuses, in the ordinary course of business and consistent with past practice, to those eligible employees selected by the Board of Directors up to the aggregate amount previously disclosed in writing to Purchaser.

  (c)
  Purchaser acknowledges that subject to receipt of all appropriate regulatory approvals, and pursuant to the provisions of the Fairmont Stock Option Plans, Fairmont shall facilitate as necessary the acceleration of the vesting of any unvested Fairmont Options as may be necessary or desirable to allow all persons holding Fairmont Options pursuant to the Fairmont Stock Option Plans to exercise their Fairmont Options or, at such person's option, to effect a cashless exercise of their Fairmont Options, in each case for the purpose of participating in the Arrangement.

  (d)
  Purchaser acknowledges that pursuant to the Directors' Deferred Share Units Plan (the "DSU Plan") of Fairmont, members of the Board of Directors of Fairmont (other than Mr. Fatt) have been granted deferred share units ("DSUs"). Pursuant to the DSU Plan, a director may give notice to Fairmont within a certain time period after ceasing to be a director requiring Fairmont to pay amounts calculated under the DSU Plan with respect to the DSUs granted to the director. The Purchaser agrees that following the Arrangement it shall make available to Fairmont any financing required in order to make payment of such amounts to the directors of Fairmont.

ARTICLE VI

CONDITIONS

6.1
Mutual Condition Precedents

        The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties:

  (a)
  the Arrangement shall have been approved at the Fairmont Meeting by not less than the Required Vote;

  (b)
  the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each of Fairmont and Purchaser, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

  (c)
  all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

  (d)
  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Arrangement or the other transactions contemplated by this Agreement; and

  (e)
  this Agreement shall not have been terminated in accordance with its terms.

6.2   Additional Conditions Precedent to the Obligations of Purchaser

        The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for Purchaser's exclusive benefit and may be waived by Purchaser):

  (a)
  all covenants of Fairmont under this Agreement to be performed on or before the Effective Time shall have been duly performed by Fairmont in all material respects, and Purchaser shall have received a certificate of Fairmont addressed to Purchaser and dated the Effective Time, signed on behalf of Fairmont by two senior executive officers of Fairmont (on Fairmont's behalf and without personal liability), confirming the same as at the Effective Time;

  (b)
  the representations and warranties of Fairmont set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Fairmont. In addition, the representations and warranties set forth in Section 3.1(e) shall be true and correct in all material respects. Purchaser shall have received a certificate of Fairmont addressed to Purchaser and dated the Effective Time, signed on behalf of Fairmont by two senior executive officers of Fairmont (on Fairmont's behalf and without personal liability), confirming the above as at the Effective Time; and

  (c)
  between the date hereof and the Effective Time, there shall not have occurred a Material Adverse Effect with respect to Fairmont.

6.3   Additional Conditions Precedent to the Obligations of Fairmont

        The obligations of Fairmont to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Fairmont and may be waived by Fairmont:

  (a)
  all covenants of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects, and Fairmont shall have received a certificate of Purchaser addressed to Fairmont and dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser's behalf and without personal liability), confirming the same as of the Effective Time; and

  (b)
  the representations and warranties of each of Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Purchaser Material Adverse Effect. Fairmont shall have received a certificate of Purchaser addressed to Fairmont and dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser's behalf and without personal liability), confirming the above as of the Effective Time.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1   Notice and Cure Provisions

  (1)
  Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

  (a)
  cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

  (b)
  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.

  (2)
  No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.4 unless forthwith and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured (except matters arising out of the failure to make appropriate disclosure in the Data Room), no Party may terminate this Agreement until the expiration of a period of 15 business days from such notice, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Fairmont Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period. If such notice has been delivered prior to the filing of the Articles of Arrangement with the Director, such filing shall be postponed until two Business Days after the expiry of such period.

  (3)
  Each party hereto shall promptly notify the other party of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its subsidiaries or its representatives), and (iii) any material Legal Actions threatened or commenced against or otherwise affecting such party or any of its subsidiaries that are related to the transactions contemplated by the Agreement.

7.2   Non-Solicitation

  (1)
  Except as otherwise provided in Article VII, Fairmont shall not, directly or indirectly, through any officer, director, employee, representative or agent of Fairmont or any of its subsidiaries, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding an Acquisition Proposal, (iii) withdraw, amend or modify in a manner adverse to Purchaser, the approval of the Board of Directors of Fairmont of the Arrangement, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (v) accept or enter into any agreement, understanding, arrangement or Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(4)); provided, however, that prior to the date the Required Vote is obtained, nothing contained in this Agreement shall prevent the Board of Directors of Fairmont from entering into an agreement (subject to compliance with Section 8.2(4)(a)) or engaging in discussions or negotiations or furnishing information to (subject to compliance with

    Section 7.2(4)) with any person who has made an unsolicited bona fide, written Acquisition Proposal that:

    (a)
    did not result from a breach of this Section 7.2;

    (b)
    involves not less than 50.01% of the outstanding Fairmont Shares (excluding any Fairmont Shares held by such person or its affiliates) or 50.01% of the consolidated assets of Fairmont and its subsidiaries taken as a whole;

    (c)
    in respect of which the Board of Directors of Fairmont determines in good faith after consultation with its financial advisors and its outside counsel that the Acquisition Proposal would be reasonably likely, if consummated, to result in a Superior Proposal;

        "Superior Proposal" shall mean any unsolicited bona fide written Acquisition Proposal (i) that relates to not less than 50.01% of outstanding Fairmont Shares or 50.01% of the assets of Fairmont and its subsidiaries taken as a whole, (ii) which the Board of Directors of Fairmont determines, in its good faith judgment, after receiving the advice of its Financial Advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions more favorable from a financial point of view to the Fairmont Shareholders than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Purchaser in response thereto in accordance with Section 7.3), and (iii) for which financing, to the extent required, is then committed.

  (2)
  Fairmont shall, and shall cause the officers, directors, employees, representatives and agents of Fairmont and its subsidiaries to, immediately terminate any existing solicitations, discussions or negotiations with any person (other than Purchaser) that has made, indicated any interest to make or may reasonably be expected to make, an Acquisition Proposal. Purchaser acknowledges that standstill agreements entered into by Fairmont with other parties relating to a potential Acquisition Proposal may terminate in accordance with the terms thereof upon Fairmont entering into this Agreement. Fairmont agrees not to release any third party from any such agreement which does not so terminate except, in the case of any such standstill agreement or provisions in any such confidentiality and standstill agreement, the Board of Directors of Fairmont determines that such third party has made or is reasonably likely to make a Superior Proposal. Fairmont shall promptly request the return or destruction of all information provided to any third party which, at any time since January 1, 2005, has entered into a confidentiality agreement with Fairmont relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

  (3)
  Fairmont shall promptly (and in any event within 24 hours of receipt by Fairmont) notify Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal or inquiry received after the date hereof (whether or not relating to any Acquisition Proposal or inquiry received prior to the date hereof) that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof, of which any of its directors or, officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Fairmont or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Fairmont or any of its subsidiaries by any person that informs Fairmont or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry. Fairmont shall keep Purchaser informed of any change to the material terms of any such Acquisition Proposal or inquiry.

  (4)
  If Fairmont receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal where Fairmont is not in breach of Section 7.2(1) and the Board of Directors of Fairmont determines in good faith after consultation with its financial advisors and its outside counsel that such proposal would be reasonably likely, if consummated, to lead to a Superior Proposal, then, and only in such case, the Board of Directors of Fairmont may, subject to the execution by such person of a confidentiality agreement having terms not less favourable to Fairmont than the Confidentiality Agreements, provide such person with access in accordance with subsection (1) to information regarding Fairmont, provided that Purchaser is promptly provided with a list and copies of all information provided to such person not previously provided to Purchaser and is promptly provided with access to information similar to that which was provided to such person.

  (5)
  Nothing contained in this Section 7.2 shall prohibit the Board of Directors of Fairmont from making any disclosure to Fairmont's Shareholders prior to the Effective Time if, in the good faith judgment of the Board of Directors of Fairmont, after consultation with outside counsel, such disclosure is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law, including its obligations under Rule 14e-2 under the Exchange Act.

7.3   Right to Match

  (1)
  Subject to Section 7.3(2), Fairmont covenants that it will not accept, approve, recommend or enter into any agreement, understanding, arrangement or Contract in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.2(4)) unless:

  (a)
  Fairmont has complied with its obligations under Section 7.2 and the other provisions of this Article VII and has provided Purchaser with a copy of the Superior Proposal; and

  (b)
  a period (the "Response Period") of three business days shall have elapsed from the date on which Purchaser received written notice from the Board of Directors of Fairmont that the Board of Directors of Fairmont determined, subject only to compliance with this Section 7.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal. In the event that Fairmont provides Purchaser with the notice contemplated in this Section on a date that is less than five business days prior to the Fairmont Meeting, Fairmont shall be entitled to adjourn the Fairmont Meeting to a date that is not more than 5 business days after the date of such notice.

  (2)
  During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Fairmont will review any such proposal by Purchaser to amend the terms of this Agreement, including an increase in, or modification of, the consideration to be received by the holders of Fairmont Shares, to determine whether the Acquisition Proposal to which Purchaser is responding would be a Superior Proposal when assessed against the Arrangement as it is proposed by Purchaser to be amended. If the Board of Directors of Fairmont determines that the Acquisition Proposal would no longer be a Superior Proposal if the Arrangement was so amended and the Purchaser enters into an amendment to this Agreement incorporating the terms of the amended offer, the Board of Directors of Fairmont will promptly publicly reaffirm its recommendation of the Arrangement. If the Board of Directors of Fairmont does so determine in good faith after consultation with its financial advisors and its outside counsel, Fairmont may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

  (3)
  Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Fairmont Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.4   Agreement as to Damages

  (1)
  Notwithstanding any other provision relating to the payment of fees or expenses, including the payment of brokerage fees, Fairmont shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds an amount equal to $115 million (the "Termination Fee") less any amounts actually paid by Fairmont to Purchaser pursuant to Section 7.4(2), if any:

    (a)
    if Purchaser shall have terminated this Agreement pursuant to Section 8.2(3)(a) or Section 8.2(3)(c), in which case payment shall be made within two business days of such termination;

    (b)
    if Fairmont shall have terminated this Agreement pursuant to Section 8.2(4)(a), in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination;

    (c)
    if (A) after the date hereof, a bona fide Acquisition Proposal shall have been made or proposed to Fairmont or otherwise publicly announced, or a person has publicly announced an intention to do so (which has not been withdrawn), it being agreed that any amendment to the Offer to Purchase for Cash, dated as of December 9, 2005, by Icahn Partners LP and Icahn Partners Master Fund LP, changing the offer price or the number of Fairmont Shares sought for purchase shall constitute a new Acquisition Proposal for purposes of this clause (A), (B) this Agreement is terminated by either Purchaser or Fairmont pursuant to Section 8.2(2)(a) or Section 8.2(2)(b) or by Purchaser pursuant to Section 8.2(3)(b), (C) within 12 months following the date of such termination, Fairmont enters into a Contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above), and (D) Fairmont shall consummate such Acquisition Proposal, whether or not amended prior to its consummation, in which case payment shall be made within two business days of the date on which Fairmont consummates such Acquisition Proposal. For purposes of the foregoing clause (C) only, references in the definition of the term "Acquisition Proposal" to the phrase "20% or more" shall be deemed to be replaced by the phrase "more than 50%";

    (d)
    if (A) after the date hereof, any person or group of persons acting in concert (other than Purchaser and its affiliates) shall have become the beneficial owner of 20% or more of the outstanding Fairmont Shares, (B) this Agreement is terminated by either Purchaser or Fairmont pursuant to Section 8.2(2)(a) or Section 8.2(2)(b) or by Purchaser pursuant to Section 8.2(3)(b), (C) within 12 months following the date of such termination, Fairmont enters into a Contract providing for the implementation of an Acquisition Proposal, and (D) Fairmont shall consummate such Acquisition Proposal, whether or not amended prior to its consummation, in which case payment shall be made within two business days of the date on which Fairmont consummates such Acquisition Proposal. For purposes of the foregoing clause (C) only, references in the definition of the term "Acquisition Proposal" to the phrase "20% or more" shall be deemed to be replaced by the phrase "more than 50%".

  (2)
  Subject to Section 7.4(1)(c) and notwithstanding Section 7.5, Fairmont shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds (i) subject to clause (ii) below, if applicable, the reasonable documented expenses of Purchaser and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $10,000,000 if Purchaser shall have terminated this Agreement pursuant to Section 8.2(3)(b) and (ii) the reasonable documented expenses of Purchaser and its affiliates incurred in connection with the transactions contemplated hereby, if (A) this Agreement is terminated (other than pursuant to Section 8.2(4)(b) or 8.2(2)(c)) and (B) after the date hereof, any person or group of persons acting in concert (other than Purchaser and its affiliates) shall have become the beneficial owner of 20% or more of the outstanding Fairmont Shares, in either case, such payment shall be made within two business days of such termination. Such payment is made subject to any other Purchaser's rights in case of a willful breach by Fairmont of its covenants hereunder.

  (3)
  In no event shall Fairmont be required to pay under Section 7.4(1) and 7.4(2), in the aggregate, an amount in excess of the Termination Fee.

  (4)
  As used in this Section 7.4 and in Section 8.2(3)(a), the term "beneficial owner" shall have the meaning ascribed to such term in Section 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

7.5   Fees and Expenses

        Except as provided in Section 7.4, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.

7.6   Liquidated Damages, Injunctive Relief and No Liability of Others

        Purchaser acknowledges that all of the payment amounts set out in Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Fairmont irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Section 7.4, payment of the amount determined pursuant to this Article in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith. Other than any amounts that may become payable pursuant and subject to the terms and conditions of the Sponsor Guarantees, there shall be no liability of any shareholder, director, officer, employee, advisor or representative of the Purchaser or any affiliate thereof, whether to Fairmont or any other person (including any shareholder, director, officer, employee, advisor or representative thereof) in connection with any liability or other obligation of Purchaser, whether hereunder or otherwise in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary contained herein or in the Sponsor Guarantees, the aggregate damage claims for which the Purchaser and the persons providing the Sponsor Guarantees shall be liable shall not exceed the aggregate amount of the Sponsor Guarantees.

7.7   Access to Information; Confidentiality

        From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Fairmont shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Without limiting the foregoing, Purchaser and its representatives (including its financing sources) shall, upon reasonable prior notice, have the right to conduct appraisal and environmental and engineering inspections of each of the Properties, provided, that (a) no such inspections shall be conducted in a manner which disrupts in any material respect the normal course of business of Fairmont at the applicable Property, (b) any third party consents, if required for such inspections, have been obtained, (c) the costs for such inspections and consents shall be at the sole risk and expense of Purchaser, (d) a representative of Fairmont is given the opportunity to accompany the Purchaser and its representatives, (e) such inspections shall be conducted in accordance with such reasonable requirements imposed by Fairmont from time to time, (f) Purchaser shall have the right to perform only Phase I environmental assessment pursuant to ASTM Standard E 1527-00, and (g) Purchaser shall not be permitted to conduct any Phase II environmental site assessments or audits (including any sampling of any media or material), (h) Purchaser shall promptly repair any damage caused by such inspections, shall indemnify Fairmont for any costs and damages suffered by Fairmont as a result of such inspections and restore and replace as necessary to the same condition as existed prior to such inspections and (i) Purchaser shall remove any Liens which attach to such Property as a result of such inspections. The Purchaser's obligations under this Section 7.7 shall survive termination or expiry of this Agreement. Purchaser and Fairmont acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreements.

7.8   Insurance and Indemnification

  (1)
  Purchaser will, or will cause Fairmont and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Fairmont and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time Fairmont may, in the alternative, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Time provided that the premiums will not exceed 250% of the premiums currently charged to Fairmont for directors' and officer's liability insurance.

  (2)
  Purchaser agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Fairmont and its subsidiaries, which shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

  (3)
  The provisions of this Section 7.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Fairmont hereby confirms that it is acting as agent and trustee on their behalf.

7.9   Exchange De-Listing

        Purchaser and Fairmont shall use their reasonable commercial efforts to cause the Fairmont Shares to be de-listed from the Exchanges and de-registered under the Exchange Act promptly following the Effective Time.

7.10 Takeover Statutes

        If any takeover statute is or becomes applicable to this Agreement, the Arrangement or the other transactions contemplated by this Agreement, each of Purchaser and Fairmont and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

7.11 Tax Matters

        During the period from the date of this Agreement to the Effective Time, Fairmont and its subsidiaries shall:

  (1)
  prepare and timely file all material Tax Returns required to be filed by them on or before the Effective Time ("Post-Signing Returns") in a manner consistent, in all material respects, with past practice, except as otherwise required by applicable Laws;

  (2)
  fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed; and

  (3)
  properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice.

7.12 Rights Plan

        Fairmont shall take all required steps to cause the Shareholders Rights Plan to terminate upon the Effective Time, without payment of any amounts to any holders thereunder. Prior to the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with Section 8.2, Fairmont shall not terminate, waive any provision of, exempt any person from or amend the terms of the Shareholders Rights Plan (or redeem the

Rights) except as provided herein. In the event any person requests that the applicable Securities Authorities invalidate the Shareholders Rights Plan, Fairmont shall oppose any such application.

7.13 Financing

  (1)
  Purchaser shall use its commercially reasonable efforts to arrange the Debt Financing as promptly as practicable after the date hereof, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to Purchaser in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable, Purchaser shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources as promptly as practicable. Purchaser shall give Fairmont prompt notice of any material breach by any party of the Commitment Letter or any termination of the Commitment Letter. Purchaser shall keep Fairmont informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing. For the avoidance of doubt, if the Debt Financing has not been obtained, Purchaser shall continue to be obligated to consummate the Arrangement on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2 of this Agreement and to Purchaser's rights under Sections 8.2(2) and 8.2(3). Any failure to consummate the Arrangement as a result of the failure by Purchaser to obtain the Debt Financing shall constitute a breach by Purchaser hereunder.

  (2)
  Fairmont agrees to provide, shall cause its subsidiaries to provide and shall use its commercially reasonable efforts to have its and their representatives (including counsel, financial advisors and auditors) provide, all reasonable cooperation in connection with the arrangement of the Debt Financing or any other financing transactions contemplated by Purchaser in connection with the consummation of the transaction contemplated hereby, as may be reasonably requested by Purchaser (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Fairmont and its subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Purchaser and its financing sources with financial and other pertinent information regarding Fairmont as may be reasonably requested by Purchaser, (iii) assisting Purchaser and its financing sources in the preparation of (A) an offering document for any debt raised to complete the Arrangement and (B) materials for rating agency presentations, (iv) assisting Purchaser and its financing sources attending to matters relating to title, (v) reasonably cooperating with the marketing efforts of Purchaser and its financing sources for any debt raised by Purchaser to complete the Arrangement, (vi) forming new direct or indirect subsidiaries, and (vii) having officers execute, without personal liability, any reasonably necessary officers' certificates or management representation letters to Fairmont's accountants to issue unqualified reports with respect to the financial statements to be included in any offering documents; provided that none of Fairmont or any subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time. Purchaser shall, promptly upon request by Fairmont, reimburse Fairmont for all reasonable out-of-pocket costs (including legal fees) incurred by Fairmont or its subsidiaries and their respective advisers, agents and representatives in connection with such cooperation.

  (3)
  All non-public or otherwise confidential information regarding Fairmont obtained by Purchaser or its representatives pursuant to paragraph (2) above shall be kept confidential in accordance with the Confidentiality Agreements except if it is contained in an offering document.

7.14 Resignations

        Subject to confirmation that insurance coverage is maintained as contemplated by Section 7.8, Fairmont shall obtain and deliver to Purchaser at the Effective Time evidence reasonably satisfactory to Purchaser of the resignation effective as of the Effective Time, of those directors of Fairmont designated by Purchaser to Fairmont in writing at least five calendar days prior to the Effective Time.

ARTICLE VIII

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1   Term

        This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2   Termination

  (1)
  Termination By Mutual Consent.    This Agreement maybe terminated at any time prior to the Effective Time by mutual written consent of Purchaser and Fairmont.

  (2)
  Termination By Either Purchaser or Fairmont.    This Agreement may be terminated by either Purchaser or Fairmont at any time prior to the Effective Time:

  (a)
  on or after the Outside Date, if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

  (b)
  if the Required Vote is not obtained at the Fairmont Meeting (or any adjournment or postponement thereof); or

  (c)
  if any Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and nonappealable.

  (3)
  Termination By Purchaser.    This Agreement may be terminated by Purchaser at any time prior to the Effective Time:

  (a)
  if (i) the Board of Directors of Fairmont shall have withdrawn, amended or modified in a manner adverse to Purchaser its approval or recommendation of the Arrangement, (ii) the Board of Directors of Fairmont shall have approved or recommended an Acquisition Proposal, (iii) Fairmont shall have entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(4)), (iv) except as contemplated by Section 7.3, Fairmont or the Board of Directors of Fairmont publicly announces its intention to do any of the foregoing, or (v) any person (other than Purchaser or any of its affiliates) shall have become the beneficial owner of 33 1/3% or more of the outstanding Fairmont Shares (either on a primary or diluted basis);

  (b)
  subject to compliance with Section 7.1, if Purchaser is not in material breach of its obligations under this Agreement and Fairmont breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(b); or

  (c)
  if the Fairmont Meeting is cancelled, adjourned or postponed except as expressly permitted by this Agreement or agreed to by Purchaser in writing.

  (4)
  Termination By Fairmont.    This Agreement may be terminated by Fairmont at any time prior to the Effective Time:

  (a)
  if the Board of Directors of Fairmont approves, and authorizes Fairmont to enter into, an agreement providing for the implementation of a Superior Proposal, but only so long as:

  (i)
  the Required Vote has not yet been obtained;

  (ii)
  Fairmont has not breached any of its obligations under Section 7.2 or 7.3 with respect to the Superior Proposal or any proposal by the person making such Superior Proposal;

  (iii)
  the Board of Directors of Fairmont has determined in good faith, after consultation with its Financial Advisors, that such definitive agreement constitutes a Superior Proposal;

      (iv)
      Fairmont pays to Purchaser the Termination Fee in accordance with Section 7.4 simultaneously with such termination (any purported termination pursuant to this Section 8.2(4)(a) being void and of no force or effect unless Fairmont shall have made such payment); or

    (b)
    subject to compliance with Section 7.1, if Fairmont is not in material breach of its obligations under this Agreement and Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b).

  (5)
  Effect of Termination.    If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.4, 7.5, 7.6, 7.7 and this Section 8.2(5) and the Confidentiality Agreements and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in Section 7.4 or 7.6 or this Section 8.2 shall relieve any Party from any liability (i) for any willful breach by it of this Agreement or (ii) for any breach referenced in last sentence of Section 7.13(1), but in the case of this clause (ii), subject to Section 7.6.

8.3   Amendment

        This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Fairmont Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

  (a)
  change the time for performance of any of the obligations or acts of the Parties;

  (b)
  waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

  (c)
  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

  (d)
  waive compliance with or modify any conditions precedent herein contained.

8.4   Waiver

        Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE IX

GENERAL PROVISIONS

9.1   Notices

        All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

if to Purchaser:
c/o Kingdom 5-KR-189, Ltd.
PO Box 309GT
George Town, Grand Cayman
Cayman Islands
Attention:	President
Facsimile:	(345) 949-8080
and to:
c/o Colony Capital Acquisitions, LLC
1999 Avenue of the Stars
Suite 1200
Los Angeles, CA 90057
Attention:	John Brady
Telephone:	(310) 552-7210
Facsimile:	(310) 282-8808
E-mail:	jbrady@colonyinc.com
with a copy to (which shall not constitute notice):
Hotel Capital Advisers, Inc.
60 East 42nd Street
Suite 962
New York, New York 10165
Attention:	Charles Henry
Facsimile:	(212) 599-5161
and to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
USA
Attention:	Thomas M. Cerabino
Telephone:	(212) 728-8208
Facsimile:	(212) 728-9208
E-mail:	tcerabino@willkie.com

and to:
Hogan & Hartson LLP
555 13th Street, N.W.
Washington, D.C. 20004
USA
Attention:	Bruce W. Gilchrist
Telephone:	(202) 637-5686
Facsimile:	(866) 692-1475
E-mail:	BWGilchrist@HHLaw.com
and to:
Stikeman Elliott LLP
Barristers & Solicitors
1155 René-Lévesque Boulevard
Suite 4000
Montreal, Quebec, Canada H3B 3V2
Attention:	Pierre A. Raymond and Marc B. Barbeau
Telephone:	(514) 397-3000
Facsimile:	(514) 397-3222
E-mail:	praymond@stikeman.com/mbarbeau@stikeman.com
and to:
Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Attention:	William P. Rosenfeld, Q. C.
Telephone:	(416) 979-2211
Facsimile:	(416) 979-1234
E-mail:	wrosenfeld@goodmans.ca
if to Fairmont:
Canadian Pacific Tower
Suite 1600, TD Centre
100 Wellington Street W.
Toronto, Ontario M5K 1B7
Attention:	Terence P. Badour
Telephone:	(416) 874-2850
Facsimile:	(416) 874-2852
E-mail:	terry.badour@fairmont.com

with a copy to (which shall not constitute notice):
McCarthy Tétrault LLP
Suite 4700, TD Bank Tower
Toronto, ON
Canada M5K 1E6
Attention:	Blair Cowper-Smith and Philip C. Moore
Telephone:	(416) 601-7988/(416) 601-7916
Facsimile:	(416) 868-0673
E-Mail:	bsmith@mccarthy.ca/pmoore@mccarthy.ca
and to:
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
USA
Attention:	Morris J. Kramer and David J. Friedman
Telephone:	(212) 735-2700/(212) 735-2218
Facsimile:	(917) 777-2700/(917) 777-2218
E-Mail:	mkramer@skadden.com/dfriedma@skadden.com

9.2   Governing Law; Waiver of Jury Trial

        This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.3   Injunctive Relief

        The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.4   Time of Essence

        Time shall be of the essence in this Agreement.

9.5   Entire Agreement, Binding Effect and Assignment

        Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a subsidiary or affiliate of Purchaser, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such subsidiary or affiliate, as the case may be, for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

        This Agreement (including the exhibits and schedules hereto), the Sponsor Guarantees and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.6   Severability

        If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7   No Third Party Beneficiaries

        Except as provided in Section 7.8, and except for (a) the rights of the Fairmont Shareholders and holders of Fairmont Options to receive the consideration for their Fairmont Shares or Fairmont Options following the Effective Time pursuant to the Arrangement and (b) the right of Fairmont, on behalf of the Fairmont Shareholders, to pursue damages (subject to Section 7.6) following a termination of this Agreement for Purchaser's breach of any representation and warranty, covenant or agreement set forth in this Agreement or fraud, which rights are hereby acknowledged and agreed by Purchaser, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.8   Rules of Construction

        The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

9.9   Counterparts, Execution

        This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

        [Signature Page Follows]

                IN WITNESS WHEREOF Purchaser and Fairmont have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

3128012 NOVA SCOTIA LIMITED
By:
By:
FAIRMONT HOTELS & RESORTS INC.
By:
By:

APPENDIX C

UBS SECURITIES FAIRNESS OPINION

UBS Securities LLC 299 Park Avenue New York NY 10171 www.ubs.com

UBS Investment Bank is a business group of UBS AG
UBS Securities LLC is a subsidiary of UBS AG

January 29, 2006

Special Committee of the Board of Directors
The Board of Directors
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, Suite 1600
100 Wellington Street W.
Toronto, Ontario M5K 1B7, Canada

Dear Members of the Special Committee of the Board and Members of the Board:

        We understand that Fairmont Hotels & Resorts Inc. (the "Company") is considering a transaction whereby 3128012 Nova Scotia Limited ("Acquirer"), an entity to be owned by Affiliates of Kingdom Hotels International and Colony Capital, LLC, will acquire all of the outstanding common shares (the "Shares") of the Company by way of a court-approved plan of arrangement (the "Plan of Arrangement") under the Canada Business Corporations Act (the "Transaction"). Pursuant to the terms of the Acquisition Agreement to be entered into by the Company and Acquirer (the "Acquisition Agreement") and related plan of arrangement (the "Plan of Arrangement"), holders of the Shares (other than Acquirer and its Affiliates) (the "Company Shareholders"), will receive US$45.00 in cash per Share (the "Consideration").

        You have requested our opinion as to the fairness, from a financial point of view, to the Company Shareholders of the Consideration to be received by the Company Shareholders in the Transaction.

        UBS Securities LLC ("UBS") has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") and the Board of Directors in connection with the Transaction and will receive a fee for its services, including a fee for the delivery of this opinion and fees that are contingent upon the completion of the Transaction or another change of control of the Company or certain other events. In the past, UBS and its predecessors have provided, and UBS currently provides, investment banking services and other services (including participation in certain of the Company's loan facilities) to the Company and Acquirer or its Affiliates for which UBS and its Affiliates have received, and may in the future receive, compensation. In the ordinary course of business, UBS, its successors and Affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Acquisition Agreement, the Plan of Arrangement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, (i) that the final executed form of the Acquisition Agreement does not differ in any material respect from the draft that we have examined; (ii) that the conditions to completing the Transaction set out in the Acquisition Agreement will be satisfied; (iii) that Acquirer and the Company will comply with all the material terms of the Acquisition Agreement; and (iv) that the Transaction will be consummated in accordance with the terms of the Acquisition Agreement and Plan of Arrangement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

C-1

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Shares; (vii) reviewed a draft of the Acquisition Agreement, dated January 29, 2006; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

        Senior officers of the Company have represented to us in a certificate delivered as of the date hereof, among other things, that (i) the information and data (the "Information") provided to us by or on behalf of the Company in respect of the Company and its subsidiaries or Affiliates in connection with the Transaction was, at the date such Information was prepared, and is complete, true and correct in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances under which such Information was prepared, and (ii) since the dates on which the Information was provided to us, except as disclosed to us, there have been no changes in material facts and no new material facts.

        Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it. We do not assume any obligation to update, revise or reaffirm this opinion and we expressly disclaim any such obligation.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Special Committee and the Board of Directors in connection with, and for the purpose of, its consideration of the Transaction. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction.

                        Very truly yours,

                        (Signed) UBS SECURITIES LLC

C-2

APPENDIX D

AVINGTON INTERNATIONAL FAIRNESS OPINION

90 North Church Street, P.O. Box 10378 APO
Georgetown, Grand Cayman
Cayman Islands

January 29, 2006

Special Committee of the Board of Directors
The Board of Directors
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, Suite 1600,
100 Wellington Street W.,
Toronto, Ontario M5K 1B7, Canada

Dear Members of the Special Committee of the Board and Members of the Board:

        We understand that Fairmont Hotels & Resorts Inc. (the "Company") is considering a transaction whereby 3128012 Nova Scotia Limited ("Acquirer"), an entity to be owned by Affiliates of Kingdom Hotels International and Colony Capital, LLC, will acquire all of the outstanding common shares (the "Shares") of the Company by way of a court-approved plan of arrangement (the "Plan of Arrangement") under the Canada Business Corporations Act (the "Transaction"). Pursuant to the terms of the Acquisition Agreement to be entered into by the Company and Acquirer (the "Acquisition Agreement") and related plan of arrangement (the "Plan of Arrangement"), holders of the Shares (other than Acquirer and its Affiliates) (the "Company Shareholders"), will receive US$45.00 in cash per Share (the "Consideration").

        You have requested our opinion as to the fairness, from a financial point of view, to the Company Shareholders of the Consideration to be received by the Company Shareholders in the Transaction.

        Avington International ("Avington") has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with the Offer and will receive a fee for its services, including a fee for the delivery of this opinion and fees that are contingent on a change of control of the Company or certain other events. Avington has in the past provided, and may in the future provide, financial advisory and investment banking services to Fairmont. In the ordinary course of business, Avington, its successors and Affiliates may hold or trade, for their own accounts, securities of the Company and Legacy Hotels Real Estate Investment Trust and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Acquisition Agreement, the Plan of Arrangement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, (i) that the final executed form of the Acquisition Agreement does not differ in any material respect from the draft that we have examined; (ii) that the conditions to completing the Transaction set out in the Acquisition Agreement will be satisfied; (iii) that Acquirer and the Company will comply with all the material terms of the Acquisition Agreement; and (iv) that the Transaction will be consummated in accordance with the terms of the Acquisition Agreement and Plan of Arrangement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

D-1

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Shares; (vii) reviewed a draft of the Acquisition Agreement, dated January 29, 2006; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

        Senior officers of the Company have represented to us in a certificate delivered as of the date hereof, among other things, that (i) the information and data (the "Information") provided to us by or on behalf of the Company in respect of the Company and its subsidiaries or Affiliates in connection with the Transaction was, at the date such Information was prepared, and is complete, true and correct in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances under which such Information was prepared, and (ii) since the dates on which the Information was provided to us, except as disclosed to us, there have been no changes in material facts and no new material facts.

        Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it. We do not assume any obligation to update, revise or reaffirm this opinion and we expressly disclaim any such obligation.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Special Committee and the Board of Directors in connection with, and for the purpose of, its consideration of the Transaction. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction.

                        Very truly yours,

                        (Signed) Avington International

D-2

APPENDIX E

SCOTIA CAPITAL FAIRNESS OPINION

Scotia Capital Inc. Scotia Plaza 40 King Street West Box 4085, Station "A" Toronto, Ontario Canada M5W 2X5

January 29, 2006

Special Committee of the Board of Directors
The Board of Directors
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower
Suite 1600,
100 Wellington Street West
Toronto, ON M5K 1B7

Dear Members of the Special Committee of the Board and Members of the Board:

        We understand that Fairmont Hotels & Resorts Inc. (the "Company") is considering a transaction whereby 3128012 Nova Scotia Limited ("Acquirer"), an entity to be owned by Affiliates of Kingdom Hotels International and Colony Capital, LLC, will acquire all of the outstanding common shares (the "Shares") of the Company by way of a court-approved plan of arrangement (the "Plan of Arrangement") under the Canada Business Corporations Act (the "Transaction"). Pursuant to the terms of the Acquisition Agreement to be entered into by the Company and Acquirer (the "Acquisition Agreement") and related plan of arrangement (the "Plan of Arrangement"), holders of the Shares (other than Acquirer and its Affiliates) (the "Company Shareholders"), will receive US$45.00 in cash per Share (the "Consideration").

        You have requested our opinion as to the fairness, from a financial point of view, to the Company Shareholders of the Consideration to be received by the Company Shareholders in the Transaction.

        Scotia Capital Inc. ("Scotia Capital") has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") and the Board of Directors in connection with the Transaction and will receive a fee for its services, including a fee for the delivery of this opinion and fees that are contingent upon the completion of the Transaction or another change of control of the Company or certain other events. Scotia Capital has a current lending position with both the Company and Legacy Hotels Real Estate Investment Trust ("Legacy") and has, in the past provided and may in the future provide, traditional banking, financial advisory or investment banking services to the Company and/or Legacy and may have provided in the past or may in the future provide similar services to Acquirer or its Affiliates. In the ordinary course of business, Scotia Capital, its successors and Affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Legacy and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Acquisition Agreement, the Plan of Arrangement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, (i) that the final executed form of the Acquisition Agreement does not differ in any material respect from the draft that we have examined; (ii) that the conditions to completing the Transaction set out in the Acquisition Agreement will be satisfied; (iii) that Acquirer and the Company will comply with all the material terms of the Acquisition Agreement; and (iv) that the Transaction will be consummated in accordance with the terms of the Acquisition Agreement and Plan of Arrangement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals

E-1

necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Shares; (vii) reviewed a draft of the Acquisition Agreement, dated January 29, 2006; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

        Senior officers of the Company have represented to us in a certificate delivered as of the date hereof, among other things, that (i) the information and data (the "Information") provided to us by or on behalf of the Company in respect of the Company and its subsidiaries or Affiliates in connection with the Transaction was, at the date such Information was prepared, and is complete, true and correct in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances under which such Information was prepared, and (ii) since the dates on which the Information was provided to us, except as disclosed to us, there have been no changes in material facts and no new material facts.

        Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it. We do not assume any obligation to update, revise or reaffirm this opinion and we expressly disclaim any such obligation.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Special Committee and the Board of Directors in connection with, and for the purpose of, its consideration of the Transaction. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction.

                        Very truly yours,

                        (Signed) Scotia Capital Inc.

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APPENDIX F

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

Article 1
INTERPRETATION

1.1    Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

        "Acquisition Agreement" means the acquisition agreement dated January 29, 2006, between 3128012 Nova Scotia Limited and Fairmont and any amendment thereto made in accordance with such agreement;

        "Affiliate" has the meaning ascribed thereto in the Securities Act (Ontario);

        "Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Acquisition Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

        "Arrangement Resolution" means the special resolution of the holders of the Fairmont Shares to be considered at the Fairmont Meeting substantially in the form and content of Schedule B to the Acquisition Agreement;

        "Articles of Arrangement" means the articles of arrangement of Fairmont in respect of the Arrangement, to be sent to the Director after the Final Order is made, subject to the terms of the Acquisition Agreement;

        "Business Day" means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Canada, or New York, New York, United States of America;

        "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

        "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

        "Circular" means the notice of the Fairmont Meeting and accompanying Fairmont management information circular, including all appendices thereto, to be sent to holders of Fairmont Shares in connection with the Fairmont Meeting;

        "Colony" means Colony Capital, LLC;

        "Court" means the Superior Court of Justice (Ontario);

        "Depositary" means Computershare Investor Services Inc. or such other person as is appointed to act as depositary for the purposes of the Arrangement by Fairmont, acting reasonably;

        "Director" means the Director appointed pursuant to Section 260 of the CBCA;

        "Dissent Rights" has the meaning ascribed thereto in Section 3.1(a);

        "Dissenting Shareholder" means a holder of Fairmont Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

        "DSU" means the deferred share units granted under the DSU Plan;

        "DSU Plan" means the Fairmont Deferred Share Unit Plan for Directors of Fairmont;

        "Effective Date" means the date shown on the Certificate, provided that such date occurs on or prior to the Outside Date;

        "Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date;

        "Exchange Rate" means the Bank of Canada's published rate of exchange for United States dollars at noon on the day prior to the Effective Date;

        "Fairmont" means Fairmont Hotels & Resorts Inc., a corporation existing under the laws of Canada and any corporation formed on the amalgamation of Fairmont with one or more of its wholly-owned subsidiaries;

        "Fairmont Convertible Note Indenture" means the indenture dated as of December 8, 2003 (as supplemented and amended in accordance with the terms thereof) between The Bank of New York, as trustee, and Fairmont;

        "Fairmont Convertible Notes" means the $270,000,000 aggregate principal amount of 3.75% convertible senior notes of Fairmont maturing December 1, 2023 issued pursuant to the Fairmont Convertible Note Indenture;

        "Fairmont Meeting" means the special meeting of holders of Fairmont Shares, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

        "Fairmont Option" means an option to purchase Fairmont Shares granted under any of the Fairmont Stock Option Plans;

        "Fairmont Shares" means the common shares in the capital of Fairmont, including the associated rights under the Shareholder Rights Plan;

        "Fairmont Stock Option Plans" means, collectively, the Directors' Stock Option Plan and the Fairmont Key Employee Stock Option Plan of Fairmont;

        "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

        "Government Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

        "holders" means, (a) when used with reference to the Fairmont Shares, the holders of Fairmont Shares shown from time to time in the register maintained by or on behalf of Fairmont in respect of the Fairmont Shares, (b) when used with reference to the Fairmont Options, the holders of Fairmont Options shown from time to time in the registers maintained by or on behalf of Fairmont in respect of the Fairmont Options, and (c) when used with reference to the DSUs, the holders of DSUs shown from time to time in the register maintained by or on behalf of Fairmont in respect of the DSUs;

        "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Fairmont and the Purchaser, each acting reasonably), containing a declaration and directions in respect of the notice to be given in respect of and the conduct of the Meeting with respect to the Arrangement;

        "Kingdom" means, collectively, Kingdom 5-KR-189, Ltd., a company existing under the laws of the Cayman Islands, Kingdom I (USA), Ltd., a corporation existing under the laws of Delaware and Kingdom Hotels International, a company existing under the laws of the Cayman Islands, or any one of them or their associates and affiliates as the context requires, and with respect to the Fairmont Shares owned by Kingdom, including any assignee of such Fairmont Shares prior to the Effective Time;

        "Letter of Transmittal" means the letter of transmittal to be sent by Fairmont to Shareholders for use in connection with the Arrangement;

        "Liens" means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, rights of first offer or refusal, encumbrances and adverse rights or claims;

        "Meeting Date" means the date of the Fairmont Meeting;

        "Outside Date" means June 30, 2006, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties Notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is materially the result of such Party's failure to cooperate in obtaining such Regulatory Approval;

        "Person" includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

        "Purchaser" means 3128012 Nova Scotia Limited, a company existing under the laws of the Province of Nova Scotia and any successor corporation thereto;

        "Purchaser Shares" means the common shares in the capital of the Purchaser; and

        "Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of July 30, 2001 and amended and restated as of May 3, 2005 between Fairmont and Computershare Trust Company of Canada, as amended from time to time.

1.2    Sections and Headings

        The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3    Number, Gender and Persons

        In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4    Date of Any Action

        In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5    Time

        Time shall be of the essence in every matter or action contemplated hereunder.

Article 2
BINDING EFFECT

2.1    Binding Effect

        This Plan of Arrangement, within the meaning of Section 192 of the CBCA, will become effective at, and be binding at and after, the Effective Time on (i) Fairmont, (ii) Purchaser, (iii) all holders and all beneficial owners of Fairmont Shares, (iv) all holders of Fairmont Options, and (v) all holders of DSUs.

Article 3
ARRANGEMENT

3.1    Arrangement

        Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

  (a)
  at 9:00 a.m. Purchaser shall be deemed, subject to having obtained any necessary regulatory relief, to have entered into an agreement with Fairmont pursuant to which Purchaser shall at such time transfer or cause to be transferred to Fairmont those Fairmont Convertible Notes then owned by it or any of its subsidiaries and acquired pursuant to an offer made to all holders of Fairmont Convertible Notes at the same price per Fairmont Convertible Note as Purchaser or any of its subsidiaries paid for the Fairmont Convertible Notes (the "Purchase Amount"), and the Fairmont Convertible Notes that are thereby transferred to Fairmont shall be immediately thereafter cancelled, in each case without further act or formality. Fairmont may, in full and absolute satisfaction of the Purchase Amount, pay the Purchase Amount in cash or through the issuance of a demand promissory note;

  (b)
  at 9:05 a.m. the Shareholder Rights Plan shall be cancelled;

  (c)
  at 9:10 a.m. all of the Fairmont Options granted and outstanding immediately prior to the Effective Time shall, without any further action on behalf of any holder of Fairmont Options, be transferred by the holders thereof to Fairmont without any act or formality on its or their part in exchange for a cash amount equal to the excess, if any, of (i) the product of the number of Fairmont Shares underlying Fairmont Options held by such holder and US$45.00 over (ii) the aggregate exercise price payable under such Fairmont Options by the holder to acquire the Fairmont Shares underlying such Fairmont Options (converted at the Exchange Rate for United States dollars);

  (d)
  at 9:10 a.m. with respect to each Fairmont Option, the holder of such Fairmont Option shall cease to be the holder of such Fairmont Option and such holder's name shall be removed from the registers of Fairmont Options with respect to such Fairmont Options as the holder thereof as of 9:10 a.m.;

  (e)
  at 9:10 a.m. the Fairmont Stock Option Plans shall be cancelled;

  (f)
  at 9:20 a.m. the Fairmont Shares held by holders who have exercised rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 190 of the CBCA ("Dissent Rights") which remain valid immediately before the Effective Date will be deemed to have been transferred to the Purchaser and be cancelled and cease to be outstanding and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Fairmont Shares as set out in Section 4.1;

  (g)
  at 9:20 a.m. all Fairmont Shares outstanding immediately prior to the Effective Time held by holders of Fairmont Shares other than (i) Fairmont Shares held by a holder who has exercised its Dissent Rights and is entitled to be paid the fair value of its Fairmont Shares (as determined in accordance with Section 4.1), and (ii) Fairmont Shares held by Kingdom, shall be transferred by the holder to Purchaser (free and clear of any Liens), for US$45.00 in cash per Fairmont Share;

  (h)
  at 9:20 a.m. with respect to each Fairmont Share transferred to Purchaser pursuant to Section 3.1(f) and 3.1(g):

  (i)
  the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Shares as of 9:20 a.m.; and

  (ii)
  Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof as at 9:20 a.m.;

  (i)
  at 9:20 a.m. all outstanding Fairmont Shares held by Kingdom shall be transferred by the holder thereof, directly or indirectly, to an affiliate of Purchaser (free and clear of any Liens);

  (j)
  at 9:20 a.m., with respect to each Fairmont Share transferred to an affiliate of Purchaser pursuant to Section 3.1(i):

  (i)
  the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Shares as of 9:20 a.m.; and

  (ii)
  the affiliate of Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof as at 9:20 a.m.;

  (k)
  at 9:20 a.m., all outstanding Purchaser Shares held by Kingdom and Colony shall be transferred by the holder thereof to an affiliate of Purchaser (free and clear of all Liens);

  (l)
  at 9:20 a.m., with respect to each Purchaser Share transferred to an affiliate of Purchaser pursuant to Section 3.1(k):

  (i)
  the holder of each such Purchaser Share shall cease to be the holder of such Purchaser Share and such holder's name shall be removed from the register of Purchaser Shares with respect to such Purchaser Shares as of 9:20 a.m.; and

  (ii)
  an affiliate of Purchaser shall be deemed to be the transferee of such Purchaser Share (free and clear of any Liens) and shall be entered in the register of Purchaser Shares as the holder thereof as at 9:20 a.m.;

  (m)
  at 9:25 a.m., all outstanding Fairmont Shares held by an affiliate of Purchaser that were acquired pursuant to Section 3.1(i) shall be transferred by the holder thereof, directly or indirectly to the Purchaser (free and clear of any Liens);

  (n)
  at 9:25 a.m., with respect to each Fairmont Share transferred to Purchaser pursuant to Section 3.1(m):

  (i)
  the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Shares as of 9:25 a.m.; and

  (ii)
  the Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof as at 9:25 a.m.;

  (o)
  at 9:30 a.m., notwithstanding the terms of the DSU Plan, all DSUs shall be cancelled and terminated by Fairmont and each holder thereof shall be entitled to receive from Fairmont, in exchange therefor, US$45.00 in cash per DSU;

  (p)
  at 9:30 a.m., with respect to each DSU, the holder of such DSU shall cease to be the holder of such DSU and such holder's name shall be removed from the register of DSUs with respect to such DSUs as the holder thereof as at 9:25 a.m.; and

  (q)
  the DSU Plan shall be cancelled.

3.2    Adjustments to Consideration

        The consideration payable by Purchaser with respect to each Fairmont Share transferred pursuant to Section 3.1(g), each Fairmont Option transferred pursuant to Section 3.1(c) and each DSU cancelled pursuant to Section 3.1(i), shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Fairmont Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Fairmont Shares occurring after the date of the Acquisition Agreement and prior to the Effective Time.

Article 4
RIGHTS OF DISSENT

4.1    Rights of Dissent

        Holders of Fairmont Shares may exercise Dissent Rights in connection with the Arrangement; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by Fairmont not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Fairmont Meeting. Holders of Fairmont Shares who duly exercise such rights of dissent and who:

  (a)
  are ultimately determined to be entitled to be paid fair value for their Fairmont Shares shall be deemed to have transferred such Fairmont Shares to Purchaser; or

  (b)
  are ultimately determined not to be entitled, for any reason, to be paid fair value for their Fairmont Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Fairmont Shares;

but in no case shall Purchaser, Fairmont or any other Person be required to recognize such holders as holders of Fairmont Shares after 9:15 a.m. on the Effective Date, and the names of such holders of Fairmont Shares shall be deleted from the registers of holders of Fairmont Shares at 9:15 a.m. on the Effective Date and the Purchaser shall be considered the holder of 100% of the Fairmont Shares immediately following the completion of the transactions contemplated by Section 3.1.

Article 5
CERTIFICATES AND FRACTIONAL SHARES

5.1    Payment of Consideration

  (a)
  At or promptly after the Effective Time, Purchaser shall deposit with the Depositary, for the benefit of the holders of Fairmont Shares and Fairmont Options (on behalf of Fairmont), cash in the aggregate amount equal to the net payments contemplated by Sections 3.1(g) and 3.1(c), respectively.

  (b)
  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Fairmont Shares that were exchanged under the Arrangement, together with a duly completed Letter of Transmittal and with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Fairmont, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor the net cash payment which such holder is entitled to receive pursuant to Section 3.1(g), and the certificate so surrendered shall forthwith be cancelled.

  (c)
  Subject to Section 5.3, Purchaser shall cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of the documentation as provided in Section 5.1(b), to:

  (i)
  forward or cause to be forwarded by first class mail (postage paid) to the holder at the address specified in the Letter of Transmittal; or

  (ii)
  if requested by the holder in the Letter of Transmittal, make available at the Depositary for pick-up by the holder; or

  (iii)
  if the Letter of Transmittal neither specifies an address nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to the holder at the address of such holder as shown on the share register maintained by Fairmont as at the Effective Time;

    a check representing the net cash payment, if any, payable to such holder of Fairmont Shares in accordance with the provisions hereof.

  (d)
  As soon as practicable following the Effective Date, Purchaser shall cause the Depositary to deliver, on behalf of Fairmont, to each holder of Fairmont Options as reflected on the registers maintained by or on behalf of Fairmont in respect of Fairmont Options, a check or other form of payment agreed to by the holder representing the net cash payment, if any, payable to such holder of Fairmont Options in accordance with the provisions hereof.

  (e)
  No holder of Fairmont Shares shall be entitled to receive any consideration with respect to the Fairmont Shares, other than net cash payment, if any, which they are entitled to receive in accordance with Section 3.1(g) and, for greater certainty, no holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

  (f)
  Until such time as a former holder of the Fairmont Shares complies with the provisions of Section 5.1(b) the net cash payment, if any, to which such holder is entitled shall, subject to Section 5.3, be paid to the Depositary to be held in trust for such holder for delivery to the holder, without interest, upon deposit with the Depositary of the documentation as provided in Section 5.1(b).

  (g)
  Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Date represented Fairmont Shares that were exchanged shall be deemed at all times after 9:20 a.m. on the Effective Date to represent only the right to receive upon such surrender the net cash payment which such holder is entitled to receive pursuant to provisions hereof.

5.2    Lost Certificates

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Fairmont Shares that were exchanged pursuant to Section 3.1(g) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in exchange for such lost, stolen or destroyed certificate, the net cash payment which such holder is entitled to receive pursuant to Section 3.1(g). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3    Extinction of Rights

        If any holder of Fairmont Shares fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Fairmont Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 5.2), together with such other documents or instruments required for such holder to receive payment for Fairmont Shares, on or before the sixth anniversary of the Effective Date, such holder shall be deemed to have donated and forfeited to Purchaser any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such holder to which such holder is entitled. At and after the Effective Time, any certificate formerly representing Fairmont Shares shall represent only the right to receive the consideration provided in the Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to Purchaser and shall be cancelled.

5.4    Withholding Rights

        Fairmont, Purchaser and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Fairmont Shares, Fairmont Options or DSUs under this Plan of Arrangement, such amounts as Fairmont, Purchaser, or the Depositary is (i) required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Fairmont Shares, Fairmont Options or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Article 6
AMENDMENTS

6.1    Amendments to Plan of Arrangement

  (a)
  Fairmont reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Fairmont Meeting, approved by the Court and (iv) communicated to holders of Fairmont Shares if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fairmont at any time prior to the Fairmont Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Fairmont Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Fairmont Meeting shall be effective only if (i) it is consented to by each of Fairmont and the Purchaser and (ii) if required by the Court, it is consented to by holders of the Fairmont Shares voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Fairmont Shares.

Article 7
FURTHER ASSURANCES

        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement, within the meaning of Section 192 of the CBCA and, in particular, that the share exchanges, within the meaning of Subsection 192(1)(f) of the CBCA, shall become effective in accordance with Section 192(8) of the CBCA, without any further act or formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX G

INTERIM ORDER

Court File No. 06-CL-006335

ONTARIO

SUPERIOR COURT OF JUSTICE
(Commercial List)

THE HONOURABLE JUSTICE FARLEY	THURSDAY, THE 16th DAY OF MARCH

        IN THE MATTER OF AN APPLICATION under section 192 of the Canada Business Corporations Act, being R.S.C. 1985, c. C-44;

        AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the Rules of Civil Procedure;

        AND IN THE MATTER OF a proposed plan of arrangement involving Fairmont Hotels & Resorts Inc. and 3128012 Nova Scotia Limited, a corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC.

FAIRMONT HOTELS & RESORTS INC.

Applicant

        APPLICATION UNDER the Canada Business Corporations Act, R.S.C. 1985, c. C-44, Section 192 and Rule 14.05 of the Rules of Civil Procedure.

INTERIM ORDER

        THIS MOTION, made by the Applicant without notice except for 3128012 Nova Scotia Limited, a corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC ("Nova Scotia Limited"), and the Director appointed under section 260 of the Canada Business Corporations Act (the "Director"), for an Interim Order pursuant to section 192 of the Canada Business Corporations Act (the "CBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

        ON READING the Notice of Application, the Notice of Motion, and the Affidavit of Stuart M. Miller, filed, and on hearing the submissions of counsel for the Applicant, the submissions of counsel for Nova Scotia Limited, Kingdom and Colony and, having been advised of the notice of non-appearance of the Director, no one appearing for the Director:

        1.     THIS COURT ORDERS that Fairmont Hotels & Resorts Inc. ("Fairmont") may call and conduct a special meeting (the "Fairmont Meeting") of holders ("Fairmont Shareholders") of Fairmont's common shares (the "Fairmont Shares") in accordance with the notice of special meeting to be provided to Fairmont Shareholders (the "Notice of Fairmont Meeting"), the CBCA, National Instrument 54-101 of the Canadian Securities Administrators ("NI 54-101") and other applicable securities laws and the articles and by-laws of Fairmont, for the following purposes:

    (a)
    to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the CBCA pursuant to which, among other things, Nova Scotia Limited will become the owner of all the Fairmont Shares that it does not currently hold, directly or indirectly (other than Fairmont Shares owned by registered holders of Fairmont Shares who properly exercise their dissent rights), all as more particularly described in a management information circular to be sent to Farimont Shareholders in connection with the Fairmont Meeting (the "Circular"); and

    (b)
    to transact such further or other business as may properly come before the Fairmont Meeting or any adjournment or adjournments thereof.

        2.     THIS COURT ORDERS that Fairmont is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to Fairmont Shareholders and the Arrangement, as so amended, revised or supplemented shall be the Arrangement to be submitted to the Fairmont Meeting and to be the subject of the Arrangement Resolution.

        3.     THIS COURT ORDERS that the Fairmont Meeting shall be called, and be held and conducted in Toronto, Ontario on April 18, 2006 at the place set out in the Notice of Fairmont Meeting and as described in the Circular as contemplated by the provisions of the CBCA, NI 54-101 and other applicable securities laws, and the articles and by-laws of Fairmont and the terms of this Order and any further Order of this Honourable Court.

        4.     THIS COURT ORDERS that notwithstanding the provisions of the CBCA and the by-laws of Fairmont, the Board of Directors of Fairmont by resolution shall be entitled to adjourn or postpone the Fairmont Meeting on one or more occasions without the necessity of first convening the Fairmont Meeting or first obtaining any vote of the Fairmont Shareholders, or any of them, respecting the adjournment or postponement.

        5.     THIS COURT ORDERS that notice of any such adjournment shall be given by news release, newspaper advertisement, or by notice sent to the Fairmont Shareholders by one of the methods specified in paragraph 7 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Fairmont.

        6.     THIS COURT ORDERS that Fairmont is hereby authorized and directed to send to Fairmont Shareholders, together with other documentation required to be sent to the Fairmont Shareholders under applicable laws, the Circular, which Circular will include the Notice of Application in this proceeding and this Interim Order. The Circular shall be distributed and made available in accordance with paragraph 7 of this Interim Order and shall be deemed to have been received in accordance with paragraph 8 of this Interim Order, and such delivery will constitute good and valid service of the Notice of Application under the Rules of Civil Procedure.

        7.     THIS COURT ORDERS that the Notice of Fairmont Meeting, the Circular, form of proxy (the "Form of Proxy") and letter of transmittal, with any amendments, revisions or supplements that are not inconsistent with the terms of this Interim Order, shall be distributed by Fairmont:

    (a)
    to holders of record of Fairmont Shares, the Director and to the directors and auditors of Fairmont at least 21 days prior to the date of the Fairmont Meeting, excluding the date of commencement of the mailing and excluding the date of the Fairmont Meeting, by (i) prepaid ordinary mail, addressed to each Fairmont Shareholder at such person's address as shown on the books of Fairmont as of the Record Date, to the Director, to the directors and to the auditors of Fairmont; or (ii) by delivery, in person or by courier service, to the Fairmont Shareholder's address as shown on the books of Fairmont;

    (b)
    to non-registered holders of Fairmont Shares by Fairmont complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators; and

    (c)
    to Fairmont Option holders, Fairmont Convertible Note holders and Fairmont DSU holders by mail (or, alternatively, by delivery, in person or by courier), concurrently with the distribution as in (a) above, to such persons' addresses as shown on the books of Fairmont as of the Record Date;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Fairmont Meeting.

        8.     THIS COURT ORDERS that the Notice of Fairmont Meeting, the Circular and the Form of Proxy shall be deemed for the purposes of this Interim Order to have been received by the Fairmont Shareholders:

    (a)
    in the case of mailing, 3 days after the delivery thereof to the post office; and

    (b)
    in the case of delivery, upon receipt thereof by the intended addressee or by the courier.

        9.     THIS COURT ORDERS that accidental failure of or omission by Fairmont to give notice to any one or more of the Fairmont Shareholders or other person entitled to notice of the Fairmont Meeting, or any failure or omission to give such notice as a result of events beyond the reasonable control of Fairmont (including without limitation any inability to utilize postal services), shall not constitute a breach of this Interim Order or a defect in the calling or giving of notice of the Fairmont Meeting, but if any such failure or omission is brought to the attention of Fairmont, Fairmont shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Such rectified notice shall be deemed to have been received in accordance with paragraph 8 of this Interim Order.

        10.   THIS COURT ORDERS that any officer or director of Fairmont shall act as chairperson of, and may appoint a secretary and scruntineer or scrutineers for, the Fairmont Meeting.

        11.   THIS COURT ORDERS that a sufficient quorum for the holding of the Fairmont Meeting to consider the Arrangement Resolution shall be at least two persons present in person, each being a Fairmont Shareholder or duly appointed proxy holder together holding not less than 25% of the Fairmont Shareholders entitled to vote, either present in person or represented by proxy, with provision for an adjourned meeting to proceed whether or not the quorum is present at the adjourned meeting.

        12.   THIS COURT ORDERS that the vote required to pass the Arrangement Resolution shall be not less than 66 2/3 per cent of the votes cast at the Fairmont Meeting in person or by proxy by Fairmont Shareholders of record as of the record date for the Fairmont Meeting, which is March 13, 2006. Fairmont Shareholders shall vote as a single class, with holders of Fairmont Shares having one vote per Fairmont Share held. Such vote shall be sufficient under the CBCA to authorize and direct Fairmont to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular, and no further approval of Fairmont Shareholders shall be required for the purposes of the CBCA.

        13.   THIS COURT ORDERS that the registered holders of Fairmont Shares shall have the right to dissent from the Arrangement Resolution in accordance with the procedures under section 190 of the CBCA, as modified hereby. In order for a dissenting registered holder of Fairmont Shares to be entitled to make a claim pursuant to section 190, notwithstanding section 190(5) of the CBCA, a written objection must be received by Fairmont no later than 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Fairmont Meeting. Registered holders of Fairmont Shares who duly exercise such rights of dissent and who:

    (a)
    are ultimately determined to be entitled to be paid fair value for their Fairmont Shares, shall be deemed to have transferred such Fairmont Shares to Nova Scotia Limited in consideration for a payment of cash from Nova Scotia Limited equal to such fair value; or

    (b)
    are ultimately determined not to be entitled, for any reason, to be paid fair value for their Fairmont Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Fairmont Shares in accordance with the Arrangement;

but in no case shall Purchaser, Fairmont or any other Person be required to recognize such holders as holders of Fairmont Shares after 9:15 a.m. on the Effective Date, and the names of such holders of Fairmont Shares shall be deleted from the registers of holders of Fairmont Shares at 9:15 a.m. on the Effective Date and the Purchaser shall be considered the holder of 100% of the Fairmont Shares immediately following the completion of the transactions contemplated by the Arrangement.

        14.   THIS COURT ORDERS that notice to Fairmont Shareholders of the right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of this Interim Order, the fair value of their Fairmont Shares shall be good and sufficiently given by including information with respect thereto in the Circular to be sent to the Fairmont Shareholders in accordance with paragraph 7 of this Interim Order.

        15.   THIS COURT ORDERS that the only persons entitled to be represented and to vote at the Fairmont Meeting, either in person or by proxy, shall be Fairmont Shareholders as of the record date. Nova Scotia Limited and its counsel (and any others approved by the chairperson of the Fairmont Meeting) shall be entitled to be present at the Fairmont Meeting.

        16.   THIS COURT ORDERS that Fairmont is authorized, at its expense to solicit proxies (the "Proxies", and each a "Proxy"), directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine, and may use the Proxies at the Fairmont Meeting.

        17.   THIS COURT ORDERS that the Proxies to be used at the Fairmont Meeting must be received by Fairmont's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 up to and including 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Fairmont Meeting.

        18.   THIS COURT ORDERS that, unless a Fairmont Shareholder has agreed that such holder's Proxy shall be irrevocable, a Fairmont Shareholder shall be entitled to revoke a Proxy given at any time prior to the exercise thereof at the Fairmont Meeting, by delivering a duly executed proxy by paper, telephone or electronic means of communication with a later date or a form of revocation of proxy or other instrument in writing signed by such holder, or his or her attorney, authorized in writing, or, where the Fairmont Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. The instrument of revocation must be delivered to the Corporate Secretary of Fairmont, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, up to and including 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting.

        19.   THIS COURT ORDERS that persons desiring to appear at the hearing on April 20, 2006, for final approval of the Arrangement (the "Sanction Hearing") are required to serve on Fairmont and file with the court on or before April 18, 2006, a Notice of Appearance in the form prescribed by the Rules of Civil Procedure, together with any evidence or material which is to be presented to the court. Service on Fairmont is to be effected by delivery in a manner authorized by the Rules of Civil Procedure to the solicitors for Fairmont at: McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1E6 Attention: Andrew S. Faith. Notwithstanding the foregoing, Nova Scotia Limited and the Director shall be entitled to appear at the Sanction Hearing and shall not be required to serve and file a Notice of Appearance in order to do so.

        20.   THIS COURT ORDERS that if the Sanction Hearing is adjourned, then, subject to a further Order of this Court, only those persons having previously served a Notice of Appearance in accordance with paragraph 19 hereof shall have to be given notice of the adjournment date.

        21.   THIS COURT ORDERS that service of the Circular in accordance with paragraphs 7 and 8 of this Interim Order shall constitute good and sufficient service of notice of the Sanction Hearing.

        22.   THIS COURT ORDERS that to the extent of any inconsistency or discrepancy, with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the Fairmont Shares or to which such Fairmont Shares are collateral, or the articles or by-laws of Fairmont, this Interim Order shall govern.

        23.   THIS COURT ORDERS that Fairmont shall be entitled at any time to bring a motion to this court to vary this Interim Order.

Court File No. 06-CL-006335

THE MATTER OF a proposed plan of arrangement involving Fairmont Hotels & Resorts Inc.

FAIRMONT HOTELS & RESORTS INC.                                      Applic ant

ONTARIO SUPERIOR COURT OF JUSTICE (Commercial List) Proceeding Commenced at Toronto
INTERIM ORDER
McCarthy Tétrault LLP Box 48, Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6
Michael E. Barrack Tel. (416) 601-7894 Fax (416) 601-8246 Law Society No. 21941W
Andrew S. Faith Tel. (416) 601-7774 Fax (416) 601-8246 Law Society No. 47795H
Solicitors for the Applicant
4075264

APPENDIX H

NOTICE OF APPLICATION FOR THE FINAL ORDER

        Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
(Commercial List)

      IN THE MATTER OF AN APPLICATION under section 192 of the Canada Business Corporations Act, being R.S.C. 1985, c. C-44;

      AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the Rules of Civil Procedure;

      AND IN THE MATTER OF a proposed plan of arrangement involving Fairmont Hotels & Resorts Inc. and 3128012 Nova Scotia Limited, a corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC.

FAIRMONT HOTELS & RESORTS INC.

Applicant

APPLICATION UNDER the Canada Business Corporations Act, R.S.C. 1985, c. C-44, Section 192 and Rule 14.05 of the Rules of Civil Procedure.

NOTICE OF APPLICATION

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

        THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on Wednesday, April 20, 2006, at 10:00 a.m., or as soon after that time as the application can be heard, at 393 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date:	Issued by:
Local Registrar
Address of court office:
393 University Avenue Toronto, Ontario M5G 1E6

TO:	3128012 NOVA SCOTIA LIMITED 900 - 1959 UPPER WATER STREET HALIFAX, NOVA SCOTIA B3J 2X2
AND	THE DIRECTOR
TO:	CORPORATIONS CANADA INDUSTRY CANADA 9TH FLOOR, JEAN EDMONDS TOWER SOUTH 365 LAURIER AVENUE WEST OTTAWA, ON K1A 0C8
TEL. (613) 941-9042 FAX (613) 941-0601

Solicitors for Fairmont Hotels & Resorts Inc.

    McCarthy Tétrault LLP
    Suite 4700, Toronto Dominion Bank Tower
    Toronto, ON M5K 1E6

    Michael E. Barrack
    Tel. (416) 601-7894

    Andrew S. Faith
    Tel. (416) 601-7774

    Fax. (416) 868-0673

APPLICATION

1.
The Applicant makes an application for:

(a)
an interim Order (the "Interim Order"), without notice, for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA");

(b)
an Order approving the proposed Plan of Arrangement (the "Arrangement") of the Applicant Fairmont Hotels & Resorts Inc. ("Fairmont") under section 192 of the CBCA; and

(c)
such further and other relief as to this Honourable Court may seem just in the circumstances.

  THE GROUNDS FOR THE APPLICATION ARE:

1.
Fairmont is incorporated under the provisions of the CBCA.

2.
All statutory requirements of the CBCA have been fulfilled.

3.
The Arrangement is in the best interests of Fairmont, is fair and reasonable to Fairmont's common shareholders and is put forth in good faith.

4.
It is not practicable for Fairmont to effect fundamental changes in the nature of those contemplated by the Arrangement under any other provision of the CBCA.

5.
Fairmont is not insolvent as defined in section 192(2) of the CBCA.

6.
Fairmont will rely on section 192 of the CBCA and Rules 14.05 and 38 of the Rules of Civil Procedure.

7.
Fairmont will also rely on such further and other grounds as counsel may advise and this Honourable Court may permit.

        THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

1.
the Interim Order and other orders as may be granted by this Honourable Court;

2.
the Affidavit of Stuart M. Miller, sworn March 13, 2006;

3.
further Affidavits reporting as to the results of any meetings convened pursuant to the Interim Order; and

4.
such further and other material as counsel may advise and this Honourable Court may permit.

Dated: March 10, 2006	McCarthy Tétrault LLP Suite 4700 Toronto-Dominion Bank Tower Toronto-Dominion Centre Toronto, Ontario M5K 1E5
Michael E. Barrack Tel: 416 601-7894 Law Society No. 21941W
Andrew S. Faith Tel. (416) 601-7774 Law Society No. 47795H
Fax (416) 601-8246
Solicitors for the Applicant

Court File No.

THE MATTER OF a proposed plan of arrangements involving Fairmont Hotels & Resorts Inc.

FAIRMONT HOTELS & RESORT INC.                                      Applica nt

ONTARIO SUPERIOR COURT OF JUSTICE (Commercial List) Proceeding Commenced at Toronto
NOTICE OF APPLICATION
McCarthy Tétrault LLP Box 48, Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6
Michael E. Barrack Tel. (416) 601-7894 Law Society No. 21941W
Andrew S. Faith Tel. (416) 601-7774 Law Society No. 47795H
Fax (416) 601-8246
Solicitors for the Applicant
4075264

APPENDIX I

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

        190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

        (2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

        (2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

        (3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

        (4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

        (6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

        (7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

        (8) Fairmont Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

        (10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

        (11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

        (12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

        (14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

        (16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

        (17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

        (18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

        (19) Parties — On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

        (20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

        (21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (22) Final order — The final order of a court shall be rendered against the corporation in favor of each dissenting shareholder and for the amount of his shares as fixed by the court.

        (23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

QuickLinks

FAIRMONT HOTELS & RESORTS INC. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
FAIRMONT HOTELS & RESORTS INC. MANAGEMENT INFORMATION CIRCULAR
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
CURRENCY
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS
INFORMATION CONTAINED IN THIS CIRCULAR
SUMMARY OF MANAGEMENT INFORMATION CIRCULAR
INFORMATION CONCERNING THE MEETING AND VOTING
THE ARRANGEMENT
OTHER TERMS OF THE ACQUISITION AGREEMENT
PRINCIPAL LEGAL MATTERS
DISSENTING SHAREHOLDERS' RIGHTS
INFORMATION CONCERNING FAIRMONT
INFORMATION CONCERNING THE PURCHASER, KINGDOM AND COLONY
FAIRMONT MARKET PRICE AND TRADING VOLUME DATA
CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS
LEGAL MATTERS
ADDITIONAL INFORMATION
QUESTIONS AND FURTHER ASSISTANCE
APPROVAL OF FAIRMONT
CONSENT OF UBS SECURITIES LLC
CONSENT OF AVINGTON INTERNATIONAL
CONSENT OF SCOTIA CAPITAL INC.
CONSENT OF MCCARTHY TÉTRAULT LLP
GLOSSARY OF TERMS
APPENDIX A ARRANGEMENT RESOLUTION SPECIAL RESOLUTION OF THE FAIRMONT SHAREHOLDERS
APPENDIX B ACQUISITION AGREEMENT
ARTICLE I INTERPRETATION
ARTICLE II THE ACQUISITION
ARTICLE III REPRESENTATIONS AND WARRANTIES OF FAIRMONT
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER
ARTICLE V COVENANTS OF FAIRMONT AND PURCHASER
ARTICLE VI CONDITIONS
ARTICLE VII ADDITIONAL AGREEMENTS
ARTICLE VIII TERM, TERMINATION, AMENDMENT AND WAIVER
ARTICLE IX GENERAL PROVISIONS
APPENDIX C UBS SECURITIES FAIRNESS OPINION
APPENDIX D AVINGTON INTERNATIONAL FAIRNESS OPINION
APPENDIX E SCOTIA CAPITAL FAIRNESS OPINION
APPENDIX F PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT Article 1 INTERPRETATION
Article 2 BINDING EFFECT
Article 3 ARRANGEMENT
Article 4 RIGHTS OF DISSENT
Article 5 CERTIFICATES AND FRACTIONAL SHARES
Article 6 AMENDMENTS
Article 7 FURTHER ASSURANCES
APPENDIX G INTERIM ORDER
SUPERIOR COURT OF JUSTICE (Commercial List)
FAIRMONT HOTELS & RESORTS INC.
INTERIM ORDER
APPENDIX H NOTICE OF APPLICATION FOR THE FINAL ORDER
ONTARIO SUPERIOR COURT OF JUSTICE (Commercial List)
FAIRMONT HOTELS & RESORTS INC.
NOTICE OF APPLICATION
APPLICATION
APPENDIX I SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT